As filed with the Securities and Exchange Commission on May 6, 2005
Registration No. 333-122996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SATYAM COMPUTER SERVICES LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of India	Not Applicable	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Translation of Registrant’s name into English)	(I.R.S. Employer Identification Number)
Satyam Technology Center
Bahadurpallay Village
Qutbullapur Mandal, R.R. District-500855
Hyderabad, Andhra Pradesh
India
Tel: 011-91-40-5523-3505
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
Tel: (212)-894-8940
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Anthony J. Richmond, Esq. Michael W. Sturrock, Esq. Latham & Watkins LLP 80 Raffles Place #14–20 UOB Plaza 2 Singapore 048624 Tel. No.: 011-65-6536-1161	Matthew D. Bersani, Esq. Shearman & Sterling LLP 12/F Gloucester Tower The Landmark 11 Pedder Street, Central Hong Kong Tel. No.: 011-852-2978-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED MAY 6, 2005, SUBJECT TO COMPLETION

Satyam Computer Services Limited

13,043,480 American Depositary Shares

Representing 26,086,960 Equity Shares

        13,043,480 American Depositary Shares, or ADSs, representing 26,086,960 of our equity shares are being sold by the selling shareholders. Each ADS offered represents two equity shares of Satyam Computer Services Limited. We will not receive any of the proceeds from this offering.

      Our outstanding ADSs are traded on the New York Stock Exchange under the symbol “SAY.” The last reported sale price of our ADSs on the New York Stock Exchange on May 2, 2005 was US$21.70 per ADS. Our equity shares are traded in India on The Stock Exchange, Mumbai and The National Stock Exchange of India Limited. The closing price for our equity shares on The Stock Exchange, Mumbai on May 2, 2005 was US$9.41 assuming an exchange rate of Rs. 43.46 per dollar.

      Investing in our ADSs involves certain risks, see “Risk Factors” beginning on page 9.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling shareholders, before expenses	$	$

      The selling shareholders have granted the underwriters an option exercisable within seven days from the date of this prospectus to purchase up to an aggregate of an additional 1,956,520 ADSs, representing up to an additional 3,913,040 equity shares, from them at the initial price to the public, less the underwriting discounts and commissions.

      The underwriters are offering the ADSs subject to various conditions. The underwriters expect to deliver the ADSs in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on                     , 2005.

Merrill Lynch International	JPMorgan	Citigroup

Bear, Stearns & Co. Inc.	Lehman Brothers

Gilford Securities Incorporated	Janney Montgomery Scott LLC

Prospectus dated                    , 2005

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or solicitation of an offer to buy only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

      The offered ADSs may not be offered or sold, directly or indirectly, in India or to any resident of India, except as permitted by applicable Indian laws and regulations.

i

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

      In this prospectus, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$”, “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

      Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Satyam” and “our company” are to Satyam Computer Services Limited and its consolidated subsidiaries and other consolidated entities.

      Except as otherwise stated in this document or for numbers derived from the financial statements, all translations from Indian rupees to U.S. dollars contained in this document have been based on the noon buying rate of Rs.43.62 per $1.00 in the City of New York on March 31, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

      This prospectus includes statistical data about the information technology, or IT, industry that comes from information published by sources including International Data Corporation, a provider of market and strategic information for the IT industry and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of International Data Corporation and NASSCOM and other sources of industry data. In addition, although we believe that data from these sources is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

ii

SUMMARY

      You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this prospectus or incorporated by reference. See “Incorporation of Documents by Reference.”

      We are a global IT solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services and business process outsourcing, or BPO. We began providing IT services to businesses in 1988 and are currently the fourth largest Indian IT software and services company, based on the amount of export revenues generated during the fiscal year ended March 31, 2004. Our revenues grew to $793.6 million in fiscal 2005 from $414.5 million in fiscal 2002, representing a compound annual growth rate of 24.2%. For the same period, our net income grew from $42.4 million to $153.8 million. The number of our employees, whom we refer to as associates, grew from 9,532 as of March 31, 2002 to 20,690 as of March 31, 2005.

      We provide services to customers from various industries including manufacturing, banking and financial services, insurance, healthcare, retail and transportation. We also provide services to customers in telecommunications, infrastructure, media and entertainment and semiconductors, which we refer to as TIMES. We leverage our global delivery model to deliver high quality, cost effective IT services to our customers located around the world.

      In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) in the United States and elsewhere outside of India. On May 15, 2001, our ADSs were listed on the New York Stock Exchange, or the NYSE.

      In June 2002, we established our majority-owned subsidiary, Nipuna Services Limited, or Nipuna, to provide BPO services. Nipuna offers product support, technical help desk, back-office transaction processing and customer care services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings.

      Over the past decade, there has been a significant increase in the use of professional IT firms to provide computing services worldwide. Global IT services spending is estimated to total $400.0 billion in 2004 and is projected to grow at a compound annual growth rate of 6.4% to reach $512.8 billion by 2008, according to International Data Corporation.

      We believe the following aspects of our business help our customers address the challenges posed by today’s evolving business and IT environments:

•	Comprehensive range of services combined with specialized industry expertise. Our comprehensive range of end-to-end technology-based services encompasses application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services, and BPO services. This range of services enables us to broaden our dialogue with potential customers, deepen our relationships with existing customers and diversify our revenue base. Our services are built on a foundation of a rich understanding of the industries in which our customers operate and the underlying technologies that drive those industries. Our industry-focused business units such as manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation allow us to understand the strategic issues facing our customers in each industry.

•	Flexible, highly evolved delivery model. We provide our services through 20 development centers located in Australia, Canada, China, Hungary, India, Japan, Malaysia, Singapore, United Arab Emirates, United States and United Kingdom, as well as onsite teams operating at our customers’ premises. Over the past decade, we have made substantial investments in our infrastructure, processes and systems allowing us to evolve our global delivery model to effectively integrate offshore, offsite, nearshore and onsite services and perform a greater volume of work at our offshore development centers. This delivery model seeks to provide customers with seamless solutions in reduced timeframes, enabling them to achieve operating efficiencies and realize significant cost savings.

•	Established leadership position in consulting and enterprise business solutions. Our consulting and enterprise business solutions help customers optimize their operating costs, enhance the efficiency of their business processes and improve their overall competitiveness. These solutions span the development, implementation, integration and maintenance of various enterprise-wide applications. Our solutions are enhanced by our strategic alliances with more than 60 leading technology providers. Our highly evolved delivery model, coupled with our industry expertise and technology competencies, allows us to provide customers with a value proposition in consulting and enterprise solutions.

•	Strong relationships with blue chip customers. We have long-standing relationships with large multinational corporations built on our successful execution of prior engagements. We believe that we have significantly more Fortune Global 500 and Fortune U.S. 500 corporations as customers, relative to our scale of revenue, as compared to other leading Indian IT services companies. Our track record of delivering comprehensive solutions based on demonstrated industry and technology expertise has helped in forging strong relationships with our major customers and gaining increased business from them. We have a history of high customer retention and derive a significant proportion of our revenues from repeat business.

•	Track record of high quality execution. We are committed to achieving operational excellence in our processes and infrastructure. Our quality assurance programs form an integral part of our project management methodology and seek to ensure that we consistently deliver high quality services to our customers. We constantly benchmark our processes, people and infrastructure against globally recognized standards.

•	Culture of innovation. We have a history of innovation that is facilitated by our entrepreneurial culture and our management’s willingness to make strategic investments in growth markets. Our technology laboratories continue to develop and bring to market new solutions based on new technologies. We have also been innovative in our internal organization and have introduced industry leading practices in hiring, resource planning and knowledge sharing.

      Our goal is to be a leading global provider of comprehensive IT solutions and services. To achieve this, we have developed a growth strategy based on the following:

•	leveraging our long-standing customer relationships;

•	cross-selling our comprehensive range of services;

•	continuing to focus on enterprise-wide business solutions by providing high quality value-added services;

•	expanding our presence in existing and new markets;

•	continuing to enhance our industry expertise;

•	attracting and retaining quality technical associates; and

•	selectively pursuing attractive technology alliances and acquisitions.

      We were incorporated under the laws of the Republic of India in 1987. Our principal executive offices are located at Bahadurpallay Village, Qutbullapur Mandal, R.R. District, Hyderabad 500 855, India, and our telephone number at that address is (91) 40-5523-3505. Our website address is www.satyam.com and information contained on our website does not constitute a part of this prospectus.

The Offering

ADSs offered by the selling shareholders	13,043,480 ADSs representing 26,086,960 equity shares, constituting approximately 8.2% of our issued and outstanding equity shares before and after this offering, excluding 1,350,360 shares held by Satyam Associate Trust.

Over-allotment option granted by the selling shareholders	The selling shareholders have granted the underwriters an option exercisable within seven days from the date of this prospectus to purchase up to an aggregate of an additional 1,956,520 ADSs, representing an additional 3,913,040 equity shares, from them at the initial price to the public, less the underwriting discounts and commissions.

Selling shareholders	See “Principal and Selling Shareholders” for more information on the selling shareholders in this offering.

The ADSs	Each offered ADS represents two equity shares, par value Rs.2 per share. The offered ADSs are evidenced by American Depositary Receipts, or ADRs. See “Description of American Depositary Shares” and “Description of Equity Shares.”

ADSs to be outstanding after this offering	30,054,557 (assumes no exercise of the underwriters’ over-allotment option to purchase additional ADSs).

Equity shares to be outstanding before and after this offering	318,048,850 equity shares, including shares underlying the ADSs and excluding 1,350,360 shares held by Satyam Associate Trust.

Offering price	The offered ADSs are being offered at a price of $ per ADS.

Depositary	Citibank N.A., New York.

Use of proceeds	We will not receive any of the proceeds from the sale of these ADSs.

Listing	We are listing the offered ADSs on the New York Stock Exchange, or NYSE. Our outstanding equity shares are traded in India on The Stock Exchange, Mumbai and The National Stock Exchange of India Limited.

NYSE symbol for ADSs	SAY.

The Indian Invitation to Participate

      We have prepared and sent to all holders of our equity shares an invitation to participate in this offering by submitting their equity shares for sale in this offering pursuant to Indian regulations. Our invitation to participate has been mailed to holders of equity shares. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to participate. We are not purchasing any equity shares in this transaction. Equity shares will be purchased solely by the underwriters from the selling shareholders for sale in this offering. Under the terms of the invitation to participate, the related letter of transmittal, escrow agreement and other documents, the shares to be sold by the selling shareholders will be held in escrow by Citibank, N.A., Mumbai, as escrow agent, until such time as they are required to be deposited with Citibank N.A., Mumbai, as custodian on behalf of Citibank N.A., New York, the Depositary, against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

Summary Consolidated Financial Data

      The following summary consolidated historical financial data should be read in conjunction with, and are qualified by reference to, our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our other reports filed with the SEC which have been incorporated herein by reference. The statement of operations data for the five years ended March 31, 2005 and the balance sheet data as of March 31, 2005, 2004, 2003, 2002 and 2001 are derived from our consolidated audited financial statements including the notes, which have been prepared and presented in accordance with U.S. GAAP. The statement of operations data for the three years ended March 31, 2003 and the balance sheet data as of March 31, 2003, 2002 and 2001 is as restated to give effect to the restatement of shareholders’ equity and net income to reflect the impact on deferred tax liabilities and income taxes of our equity in the losses of Sify. As of December 9, 2002, we ceased to hold a controlling interest in Sify Limited, or Sify, and subsequently changed the method of accounting for our interest in Sify from the consolidated accounting method to the equity method. Consequently, financial data as of March 31, 2005, 2004 and 2003 and for the years ended March 31, 2005 and 2004 reflect our interest in Sify accounted for under the equity method and are not comparable to the financial data as of March 31, 2002 and 2001 and for the years ended March 31, 2003, 2002 and 2001 which reflect our interest in Sify accounted for on a consolidated basis.

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands, except per share and per ADS data, or as stated
	otherwise)
Statement of Operations Data
Revenues:
IT services	$786,684	$565,028	$458,336	$413,906	$310,307
BPO	6,913	1,293	—	—	—
Software products	—	51	871	585	—

Total revenues	793,597	566,372	459,207	414,491	310,307
Cost of revenues(1)	(506,776)	(343,596)	(275,219)	(240,304)	(208,121)

Gross profit	286,821	222,776	183,988	174,187	102,186
Operating expenses:
Selling, general and administrative expenses(2)	(124,325)	(101,627)	(116,893)	(139,588)	(124,100)
Amortization of goodwill	—	—	—	(16,997)	(24,728)
Impairment of goodwill	—	—	—	(81,115)	—
Impairment of other non-marketable investments	—	—	(3,299)	—	—
Reversal of put option charge	—	—	19,843	—	—

Total operating expenses	(124,325)	(101,627)	(100,349)	(237,700)	(148,828)

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands, except per share and per ADS data, or as stated
	otherwise)
Operating income/(loss)	162,496	121,149	83,639	(63,513)	(46,642)
Interest income	22,339	20,309	7,158	3,806	5,732
Interest expense	(458)	(471)	(800)	(2,856)	(9,632)
Gain on sale of shares in associated companies/ other investments	66	2,652	830	45,594	—
Gain/(loss) on foreign exchange transactions	(4,611)	(8,874)	(4,757)	10,813	5,816
Other income/(expenses), net	326	2,270	(1,746)	1,277	646

Income/(loss) before income taxes, minority interest and equity in earnings (loss) of associated companies	180,158	137,035	84,324	(4,879)	(44,080)
Income taxes	(25,304)	(22,544)	(9,769)	(769)	2,346
Minority interest	—	—	11,082	73,406	25,772
Income before equity in earnings/(losses) of associated companies	154,854	114,491	85,637	67,758	(15,962)
Equity in earnings (losses) of associated companies, net of taxes	(1,094)	(2,631)	(3,339)	(25,401)	(5,467)

Net income (loss)	$153,760	$111,860	$82,298	$42,357	$(21,429)

Earnings (loss) per share:
Basic	$0.49	$0.36	$0.26	$0.14	$(0.08)
Diluted	0.48	0.35	0.26	0.14	(0.08)
Earnings (loss) per ADS:
Basic	0.98	0.71	0.53	0.28	(0.16)
Diluted	0.96	0.71	0.52	0.28	(0.16)
Weighted average equity shares used in computing earnings per shares (in thousands):
Basic	316,184	313,155	311,797	305,751	269,943
Diluted	323,569	317,057	318,658	307,113	269,943
Weighted average equity shares used in computing earnings per ADS:
Basic	158,092	156,578	155,899	152,875	134,972
Diluted	161,785	158,529	159,329	153,556	134,972
Cash dividend per equity share	0.12	0.08	0.03	0.02	0.02
Cash dividend per ADS	0.24	0.17	0.06	0.02	—

(1)	Inclusive of stock-based compensation expense of $775 thousand, $853 thousand, $1,591 thousand, $7,212 thousand and $31,336 thousand in fiscal 2005, 2004, 2003, 2002 and 2001 respectively.

(2)	Inclusive of stock-based compensation expense of $1,193 thousand, $772 thousand, $2,930 thousand, $3,582 thousand, $14,782 thousand in fiscal 2005, 2004, 2003, 2002 and 2001 respectively.

	As at March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$129,815	$86,730	$62,202	$243,454	$66,068
Investments in bank deposits	411,623	332,133	259,359	—	—
Total assets	884,126	713,768	561,694	515,502	481,099
Total long-term debt, excluding current portion	1,137	1,826	1,738	2,712	9,625
Preferred stock of subsidiary	20,000	10,000	—	—	—
Total shareholders’ equity	767,924	633,889	487,716	394,364	202,752
Capital stock(1)	449,495	431,654	421,567	419,076	257,597

(1)	Includes common stock and additional paid-in capital but excludes shares held by Satyam Associate Trust.

SFAS 142 pro forma disclosure

      Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets. Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following pro forma disclosure presents the impact of SFAS 142 on net income/(loss), net income/(loss) per share, and the related tax effect had the standard been in effect for the years ended March 31, 2002 and 2001:

	Year Ended March 31

	2002	2001

	(dollars in thousands except
	per share amounts)
Reported net income/(loss)	$42,357	$(21,429)
Add:
Goodwill amortization	16,997	24,728
Amortization of excess of cost of investment over equity in net assets of associated companies	3,639	4,402

Adjusted net income	$62,993	$7,701

Basic and diluted earnings per share:
As reported	$0.14	$(0.08)
As adjusted	0.21	0.03

Recent Developments

      On April 21 2005, we announced that we intend to acquire Citisoft plc, or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. We intend to initially acquire 75% of the shares of Citisoft, and the remaining 25% in two equal tranches over the next three years.

      We expect that this strategic acquisition will complement our existing IT service offerings within the banking, financial services and insurance industries. Citisoft is primarily involved in business and IT consulting at various stages in the investment management process, such as program or project management and business analysis or development. Services provided by Citisoft include systems and operations review and strategy, package evaluation and selection, implementation management, outsourcing of one or more business functions, feasibility studies and cost benefit analyses, in-house bespoke analysis and design, and systems integration.

      We have agreed to pay up to $38.7 million for the acquisition, including a performance-based payment of up to $15.5 million over three years, conditional upon specified revenue and profit targets being met.

      We expect to complete the acquisition in May 2005. However, completion of the acquisition is subject to satisfaction of various conditions precedent, including regulatory approvals, and as a result we cannot assure you that the transaction will be completed.

RISK FACTORS

      Any investment in our ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Our revenues and profitability are difficult to predict and can vary significantly from period to period which could cause our share price to decline significantly.

      Our revenues and profitability have grown rapidly in recent years and may fluctuate significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. The quarterly fluctuation of revenues is primarily because we derive our revenues from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ several people for only a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. Furthermore, increasing wage pressures, employee attrition, pressure on billing rates, the time and expense needed to train and productively utilize new employees and changes in the proportion of services rendered offshore can affect our profitability in any period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include (i) the duration of tax holidays or tax exemptions and the availability of other Government of India incentives; (ii) currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, since the majority of our revenues are in U.S. dollars and a significant part of our costs are in rupees; and (iii) other general economic and political factors. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business. If this were to occur, the share price of our equity shares and our ADSs would likely decline significantly.

Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

      We have experienced significant growth in recent periods. In fiscal 2005 our total revenues increased by 40.1% as compared to fiscal 2004, and in fiscal 2004 our total revenues increased by 23.3% as compared to fiscal 2003. As of March 31, 2005, we had 20,690 employees (including employees of Nipuna), whom we refer to as associates, worldwide as compared to 14,456 associates as of March 31, 2004. In addition, we are continuing our geographical expansion. We have five offshore facilities in India and 15 overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have 17 sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices located in the rest of the world.

      We expect our growth to place significant demands on our management and other resources and to require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards;

•	preserving our culture and values and our entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.

      Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

The current economic environment, pricing pressure and rising wages in India have negatively impacted our revenues and operating results.

      Spending on IT in most parts of the world has recently increased after a two-year decreasing trend due to a challenging global economic environment. We do experience pricing pressures from our customers, which can negatively impact our operating results. If economic growth slows, our utilization and billing rates for our associates could be adversely affected which may result in lower gross and operating profits.

      Wage costs in India, including in the IT services industry, have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, large companies are establishing offshore operations in India, resulting in wage pressures for Indian companies, which may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased cost of IT professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our financial performance.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

      The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet customer needs and complement our offerings of end-to-end IT services. For example, we have invested significant resources in research and development efforts, such as in our enterprise business solution laboratory and grid computing laboratory, in order to continually develop capabilities to provide new services to our customers. Should we fail to develop such capabilities on a timely basis to keep pace with the rapidly changing IT market or if the services or technologies that we develop are not successful in the marketplace, our business and profitability will suffer and it is unlikely that we would be able to recover our research and development costs. Moreover, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Our revenues are highly dependent on customers primarily located in the United States and customers concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and our customers’ industries may affect our business.

      In fiscal 2005, 2004 and 2003, approximately 68.3%, 73.3% and 73.2%, respectively, of our total revenues were derived from the United States. For the same periods, we earned 29.2%, 32.0% and 33.0% of our IT revenues from the manufacturing industry and 17.8%, 18.3% and 21.3%, of our IT revenues from the banking and finance industry, respectively. If the current economic recovery in the United States does not continue, our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the manufacturing or banking and finance industries, or significant consolidation in these industries, or other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

      Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Any changes in existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last two years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government-related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain projects. Any of these events could adversely affect our revenues and profitability.

We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.

      The markets for IT services and BPO are rapidly evolving and highly competitive, and we expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

•	consulting firms such as Accenture, BearingPoint, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited.

      We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations, programming companies and temporary staffing firms. Nipuna, through which we provide BPO services, faces competition from firms like Progeon Limited and Wipro BPO, formerly known as Wipro Spectramind.

      In addition, we have agreed not to compete with Nipuna as part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering. As a consequence, we currently offer and plan to continue to offer BPO services only through Nipuna. We cannot assure you that these non-compete restrictions will not adversely affect our ability to attract and retain customers in this competitive market or that they will not adversely affect our revenues. See “Business — BPO Services and Nipuna.”

      A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.

Our revenues are highly dependent upon a small number of customers.

      We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2005, 2004 and 2003, our largest customer together with its affiliates, accounted for 10.8%, 14.3% and 16.1%, respectively, of our total revenues. In fiscal 2005, 2004 and 2003, our second largest customer accounted for 7.4%, 9.9% and 8.7%, respectively, of our total revenues. In fiscal 2005, 2004 and 2003, our five largest customers accounted for 29.2%, 36.4% and 38.4%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.

      There are a number of factors other than our performance that could cause the loss of a customer and that may not be predictable. In certain cases, we have significantly reduced the services provided to a customer when the customer either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Some customers could also potentially develop competing offshore IT centers in India and as a result, work that may otherwise be outsourced to us may instead be performed in-house. Reduced technology spending in response to a challenging economic or competitive environment may also result in lower revenues or loss of a customer. If we lose one of our major customers or one of our major customers significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

      As a core element of our business strategy, we offer a portion of our services on a fixed-price basis, along with a time-and-materials basis. In fiscal 2005, 2004 and 2003, we derived 34.2%, 31.7% and 27.5%, respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

      Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty. Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Additionally, our contracts with customers are typically limited to a specific project and not any future work. A number of our multi-year contracts are due for renewal in the coming fiscal year, and we cannot assure you that our customers will choose to renew such contracts for a similar or longer duration, on terms as favorable as their current terms or at all. Other than our performance, there are also a number of factors not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house or to one of our competitors, or replace their existing software with packaged software supported by licensors, any of which could reduce our revenue and profitability.

A number of our customer contracts are conditioned upon our performance, which, if unsatisfactory, could result in less revenues than previously anticipated.

      We are considering the viability of introducing performance-based or variable-pricing contracts. Should we increase our use of value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.

Some of our multi-year customer contracts contain certain provisions which, if triggered, could result in lower future revenues and profitability under the contract.

      Some of our multi-year customer contracts contain benchmarking provisions, most favored customer clause and/or provisions restricting personnel from working on projects of our customers’ competitors. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services with that of an agreed list of other service providers for comparable services. Based on the results of the benchmarking study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide or to reduce the pricing for services to be performed under the balance term of the contract, which may result in lower future revenues and profitability under the contract.

      Most favored customer clauses generally provide that if, during the term of the contract, we were to offer similar services to any other customers on terms and conditions more favorable than those provided in such contract, we would be obligated to offer equally favorable terms and conditions to the customer. As pricing pressures increase, some customers may demand price reductions or other pricing incentives. Any pricing reduction agreed to in a subsequent contract may require us to offer equally favorable terms to other customers with whom we have a most favored contract under the remaining term of contracts with those customers which may result in lower future revenues and profitability.

      A number of our customer contracts provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to any of their competitors using the same personnel. This restriction may hamper our ability to compete for and provide services to customers in the same industry, which may result in lower future revenues and profitability.

We may be unable to attract skilled professionals in the competitive labor market.

      Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2005, 2004 and 2003, we experienced associate attrition in the IT services segment at a rate of 16.5%, 17.5% and 15.6%, respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. Should we be unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

      In addition to our offshore IT centers in India, we have established IT centers in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and plan to open additional international facilities. Because of our limited experience in managing and operating facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with local conditions or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture.

We are investing substantial cash assets in new facilities and physical infrastructure and our profitability could be reduced if our business does not grow proportionately.

      As of March 31, 2005, we had contractual commitments of approximately $8.8 million for capital expenditures, and we estimate spending a further $50.0 million until March 2006. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.

      The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of March 31, 2005, the majority of our associates located outside India were in the United States and held either H-1B visas, allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas, allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000; however, this increase expired in 2003 and the limit was returned to 65,000 annually. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. For example, the recent 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working in the United States. The CIS announced on October 1, 2004 that it had received on the first day of the new government fiscal year sufficient applications to fill up all 65,000 visas that were available for the year. In November 2004, the United States Congress passed a measure that would increase the number of available H-1B visas for 2004 to 85,000. This legislation, when effective, is expected to increase the H-1B visa quota by approximately 20,000 visas but these visas would only be available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States. The increase is expected to be fully utilized and may not be extended to future years.

      Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our employees. Our reliance on work visas for a significant number of employees makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with associates who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

      We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we have recently announced a proposed strategic acquisition of Citisoft plc (see “Summary — Recent Developments”). It is possible that we may not be able to identify suitable acquisition targets and candidates for strategic investments or partnerships, or if we do identify such targets or candidates, we may not be able to complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

      If we acquire a company, we may have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we may have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses.

      Other than the proposed Citisoft plc acquisition referred to above, as of the date of this prospectus, we have no agreements or understanding to enter into any material acquisition, investment, partnership, joint venture or alliance.

      We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments may have a material adverse effect on our operating results.

System failure could disrupt our business.

      To deliver our services to our customers, we must maintain a high speed network of satellite, fiber optic and land lines and an active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers in India and globally and the offices of our customers worldwide. Any systems failure or a significant lapse in our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our revenue and profitability.

We may be liable to our customers for damages caused by disclosure of confidential information or system failure.

      We are often required to collect and store sensitive or confidential customer and consumer data. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from our customers’ clients for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer and consumer data, whether through breach of our computer systems, system failure or otherwise, could damage our reputation and cause us to lose customers. Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits which may be difficult to quantify. Any failure in a customer’s system or breaches of security could result in a claim for substantial damages against us, regardless of our alleged responsibility for such failure. Generally, we attempt to limit our contractual liability for consequential damages in rendering our services, however these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. In respect of some of our contracts, we sub-contract a part of the work to certain sub-contractors. We are liable to our customers for any breach or non-performance by our sub-contractors under the sub-contracts. We maintain general liability insurance coverage, including coverage for errors and omissions, however this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Further, an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results and profitability.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

      We are highly dependent on the senior members of our management team. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel, except for our chief executive officer. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management team or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our shareholders or holders of our ADSs.

      Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 9.4% of our outstanding equity shares as of March 31, 2005. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise control even if they are opposed by our other shareholders. Without the consent of these insider shareholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to the Company and all of the shareholders.

Our financial results are impacted by the financial results of entities that we do not control.

      As of March 31, 2005, we have a significant, non-controlling interests in Sify, Satyam Venture Engineering Services Private Limited, or Satyam Venture, and CA Satyam ASP Private Limited, or CA Satyam, that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in earnings (losses) of associated companies, net of taxes” a pro-rata portion of the financial results of any such company in our statement of operations even though we do not control such company but have the ability to exercise certain influence over their operating and financial policies. Thus, our reported results of operations can be significantly higher or lower depending on the results of Sify, Satyam Venture and CA Satyam or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods. Currently, we make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares. Our financial statements do not reflect any amortization of goodwill in fiscal 2005, 2004 and 2003, respectively.

The value of our interest in Sify and our subsidiaries may decline.

      As of March 31, 2005, we held 11,182,600 equity shares of Sify, representing 31.6% of its outstanding shares. Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”; however, we do not know whether Sify will be able to retain this listing in the future. The market price of Sify’s ADSs has been highly volatile, ranging from a high of $452 per ADS to a low of $0.88 per ADS from its initial public offering in October 1999 through March 31, 2005, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its incorporation and may continue to incur significant losses and negative cash flows in the future. In addition, our Nipuna subsidiary has experienced losses during each year since its inception and it is likely that it will continue to experience such losses in the future.

Stock-based compensation expenses may significantly reduce our net income under U.S. GAAP.

      Although Satyam has suspended, except in certain cases, all new grants of stock options as of October 1, 2004, our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, some of which have outstanding obligations to grant options in future, employees are typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. Depending on the market value or fair value of our equity shares on the dates the outstanding grants were made and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income under U.S. GAAP. Our subsidiaries and associated companies also have stock option schemes which have and will continue to generate stock-based compensation expenses and have and will reduce our operating income and net income.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

      Currently we account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the pro forma disclosure provisions of the Statement of Financial Accounting Standard, or SFAS No. 123, Accounting for Stock-Based Compensation. On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, which requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. Many companies have or are in the process of changing their accounting policies to expense the fair value of stock options. This change in the accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact that FAS 123R will have on our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

      Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission, or SEC, regulations, the NYSE, rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.

      In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. While we do not anticipate any material weaknesses or significant deficiencies, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

      Additionally, under revised corporate governance standards adopted by The Stock Exchange, Mumbai, or the BSE, and The National Stock Exchange of India Limited, or the NSE, which we collectively refer to as the Indian Stock Exchanges, we must comply with additional standards by December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.

      We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws, regulations or standards of corporate governance, our business and reputation may be harmed.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic issuer, which may, among other things, limit the information available to holders of our securities.

      As a foreign private issuer, we are subject to requirements under the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of domestic U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

      Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from customers located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our associates who are required to work in the United States, and may effectively curtail our ability to deliver our services to our customers. Such obstacles to operate our business may increase our expenses and negatively affect the results of our operations. Many of our customers visit several IT services firms, including their offshore facilities, prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel to our facilities more difficult for our customers and may delay, postpone or cancel decisions to use our services.

Risks Related to Investments in Indian Companies

      We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

The Government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

      The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.5% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 36.6%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.

      All facilities registered in the exemption program before March 31, 2001, which include all of our existing facilities in India and registrations for two new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a consequential increase in our effective tax rate. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

      In addition, the Finance Minister of India has recently proposed a fringe benefit tax that would be levied on employers. Under this fringe benefit tax, employers would be required to pay a tax of 30% (plus applicable cess and surcharge) on the value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. In the event that the Government of India adopts this tax scheme, or any similar proposal, our tax expense may increase, and this could adversely affect our profitability.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to reconvert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

      Our equity shares are listed and traded on the Indian Stock Exchanges, and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE, in part because of restrictions on foreign ownership of the underlying shares.

      Our ADSs are freely convertible into our equity shares under the deposit agreement governing their issuance, or the Deposit Agreement. The Reserve Bank of India, or RBI, prescribes fungibility regulations permitting, subject to compliance with certain terms and conditions, the reconversion of equity shares to ADSs provided that such equity shares are purchased from an Indian Stock Exchange through stock brokers and the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian Stock Exchange and, under present law, it is unlikely you will be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on fungibility of the underlying equity shares to ADSs may cause our equity shares to trade at a discount or premium to the ADSs.

      The sale of equity shares underlying the ADSs by a person not resident in India to a resident of India does not require the prior approval of the RBI, provided such sales are effected through the Indian Stock Exchanges. Any sale of such underlying equity shares by a person not resident in India to a resident of India outside of the Indian Stock Exchanges can, however, be completed without prior RBI approval, provided such equity shares are transferred based on a pricing formula established by the Indian foreign exchange laws which set a maximum price requirement for sale of such equity shares.

Regional conflicts or natural disasters in South Asia and elsewhere could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

      South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, as an international company, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, disease and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean. Though our operations were not affected by the disaster, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

      During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The general elections in 2004 for the lower house of the Indian Parliament resulted in no party winning an absolute majority and a coalition government has been formed. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Currency exchange rate fluctuations may affect the value of our ADSs and our financial condition.

      Our functional currency is the Indian rupee, although we transact a major portion of our business in U.S. dollars and several other currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in U.S. dollars and other currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition.

      The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In fiscal 2005, 2004 and 2003, our U.S. dollar-denominated revenues represented 81.8%, 84.5% and 81.2%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.

      We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward and option contracts to cover a portion of outstanding accounts receivable. As of March 31, 2005 and 2004, we had outstanding forward and option contracts in the amount of $301.5 million and $44.5 million, respectively. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against the U.S. dollar. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

      Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by our Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from our Depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

Our ability to acquire companies organized outside India as part of our growth strategy depends on the approval of the Government of India and/or the RBI and failure to obtain this approval could negatively impact our business.

      We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 100% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 100% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

If we are unable to protect our intellectual property rights, or if we infringe on the intellectual property rights of others, our business may be harmed.

      The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. Further, the global nature of our business makes it difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

      We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables.

      We have applied for the registration of “Satyam” and other related marks as trademarks in India, the United States and in other jurisdictions where we carry on business. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

      Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on reasonable commercial terms.

      We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

      Presently, Indian technology companies such as ours are able to raise capital outside of India without the prior approval of any Indian governmental authority through an ADR or GDR issuance or an issuance of convertible debt securities, subject with respect to convertible debt issuances to a limit of $500 million in any fiscal year. Changes to Indian foreign exchange laws may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

      The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian Stock Exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the BSE from fiscal 2001 until the latest practicable date are set forth in the table below.

	High		Low

Fiscal Year	Rs.	$ equivalent	Rs.	$ equivalent

2001	902.0	19.3	179.0	3.8
2002	331.2	6.8	111.0	2.3
2003	291.9	6.1	175.1	3.7
2004	391.0	9.0	127.3	2.9
2005	442.0	10.1	250.0	5.7
2006 (through May 2, 2005)	432.0	9.9	364.4	8.4

      On May 2, 2005, the closing price of our shares on the BSE was Rs.408.9 ($9.41). For comparison purposes, these prices have been adjusted to give effect to our August 25, 2000 five-for-one stock split. The prices of our shares have been translated into U.S. dollars based on the noon-buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.

      The Indian Stock Exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian Stock Exchanges have, from time to time, restricted securities from trading, limited price movements and restricted margin requirements. Moreover, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

      We are incorporated under the laws of the Republic of India. Many of our directors and key managerial personnel and some of the experts named in this document reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

(i)	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

(ii)	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

      We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment was founded on a claim which breached the laws of India.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

      Generally, capital gains, whether short-term or long-term, arising from the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the Depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by our Depositary to the custodian. With effect from October 1, 2004, any gains realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or a non-resident investor in India, will not be subject to Indian capital gains tax if the securities transaction tax has been paid on the transaction. Investors are advised to consult their own tax advisors and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in other countries.

      There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and this Offering

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.

      Historically, our ADSs have traded on the NYSE at a substantial premium to the trading prices of our underlying equity shares on the Indian Stock Exchanges. Please see the section entitled “Market Price Information” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for some investors to trade U.S. dollar-denominated securities. The completion of the transactions described in this prospectus will significantly increase the number of our outstanding ADSs. Further, over time, some of the restrictions on the issuance of the ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated due to this offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

      Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our outstanding equity shares as at March 31, 2005, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement relating to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

      At our request, our Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct our Depositary to exercise the voting rights of the securities represented by ADSs. If our Depositary timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of our Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to our Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

      Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to our Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

      As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by U.S.-based issuers of proxies from their shareholders. To-date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through our Depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

An active or liquid trading market for our ADSs is not assured.

      While this offering will increase the number of our ADSs publicly trading in the United States, an active, liquid trading market for our ADSs may not be maintained in the long term. We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE and this may cause our share prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.

      Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the

ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

      The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2005, we had an aggregate of equity shares outstanding of 317,840,951 (excluding 1,424,340 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 34,016,154 represented by 17,008,077 ADSs. In addition, as of March 31, 2005, we had outstanding options to purchase approximately 6,408,898 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

      Satyam Computer Services Limited is a limited liability company under the laws of India. Substantially all of our directors and executive officers and certain experts named in this prospectus reside outside the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States or to enforce against us or such persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

      India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by our Indian legal counsel, Crawford Bayley & Co., that in India the statutory basis for recognition of foreign judgments is found in Section 13 of the Indian Code of Civil Procedure 1908, or the Civil Code, which provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United States has not been declared by the Government of India to be a reciprocating territory for purposes of Section 44A of the Civil Code. Accordingly, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any amount recovered. We have also been advised by our Indian counsel that a party may file suit in India against us, our directors or our executive officers as an original action predicated upon the provisions of the federal securities laws of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements,” as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that are based on our current expectations, assumptions, estimated and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect.

      Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion. In addition, other factors that could cause results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors identified in the risk factors discussed elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

USE OF PROCEEDS

      All ADSs sold in the offering will be sold on behalf of the selling shareholders. We will not receive any of the proceeds from the sale of these ADSs.

DIVIDENDS

      Under Indian law, a corporation pays dividends upon the recommendation of the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Dividends may be paid out of profits of an Indian company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

      In fiscal 2005, we paid cash dividends of Rs.4.80 per equity share. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

      Translations from Indian rupees to U.S. dollars are based on the noon buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.

	Dividend per equity	Dividend per equity
Fiscal year ended March 31,	share	share	Dividend per ADS

2002	Rs. 0.94	$0.02	$0.02	(1)
2003	Rs. 1.50	$0.03	$0.06
2004	Rs. 3.40	$0.08	$0.17
2005	Rs. 4.80	$0.12	$0.24

(1)	Holders of ADSs were entitled to receive only the interim dividends during fiscal 2002.

MARKET PRICE INFORMATION

Equity Shares

      Our outstanding equity shares are currently listed and traded on the BSE and the NSE . For information regarding conditions in the Indian securities markets, see also “Risk Factors — Risks Related to Investments in Indian Companies — Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.”

      As of March 31, 2005, 317,840,951 equity shares were outstanding (excluding 1,424,340 equity shares held by the Satyam Associate Trust). The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are in Indian rupees.

      The following table sets forth for the periods indicated: (1) the reported high and low sale prices quoted in Indian rupees for our equity shares on the BSE; and (2) the imputed high and low sale prices for the equity shares based on such high and low sales prices, translated into U.S. dollars based on the noon buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.

	Rupee price per		U.S. dollar price
	equity share(1)		per equity share

Fiscal year ended March 31,(2)	High	Low	High	Low

2001	Rs. 901.98	Rs. 179.00	$19.25	$3.82
2002	331.15	111.00	6.78	2.27
2003	291.85	175.10	6.14	3.68
2004	391.00	127.30	9.01	2.93
2005	442.00	250.00	10.13	5.73
2006 (through May 2, 2005)	432.00	364.40	9.94	8.38

Fiscal 2003:
First Quarter	280.15	208.10	5.73	4.25
Second Quarter	258.85	189.75	5.35	3.92
Third Quarter	291.85	193.35	6.08	4.03
Fourth Quarter	282.85	175.10	5.95	3.68

Fiscal 2004:
First Quarter	196.45	127.30	4.23	2.74
Second Quarter	265.00	161.00	5.79	3.52
Third Quarter	381.00	250.20	8.36	5.49
Fourth Quarter	391.00	281.00	9.01	6.47

Fiscal 2005:
First Quarter	338.00	250.00	7.35	5.44
Second Quarter	394.00	293.55	8.58	6.39
Third Quarter	442.00	352.60	10.21	8.15
Fourth Quarter	424.30	335.00	9.73	7.68

Fiscal 2006:
First Quarter (through May 2, 2005)	432.00	364.40	9.94	8.38

	Rupee price per		U.S. dollar price
	equity share(1)		per equity share

Fiscal year ended March 31,(2)	High	Low	High	Low

Fiscal 2006:
Monthly prices:
October 2004	409.75	352.60	9.05	7.78
November 2004	442.00	369.60	9.94	8.31
December 2004	435.80	395.00	10.07	9.13
January 2005	417.00	335.00	9.56	7.68
February 2005	424.30	392.10	9.72	9.00
March 2005	422.30	385.65	9.67	8.79
April 2005	432.00	364.40	9.94	8.38
May 2005 (through May 2, 2005)	411.40	395.20	9.47	9.09

(1)	Data derived from the BSE website. The prices and volumes quoted on the NSE may be different.

(2)	For comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000.

     On March 31, 2005, the closing price of equity shares on the BSE was Rs.408.5 equivalent to $9.36 per equity share ($18.73 per ADS on an imputed basis).

      As of March 31, 2005, there were approximately 110,684 holders of record of equity shares, of which 126 had registered addresses in the United States and held an aggregate of approximately 487,500 equity shares.

ADSs

      Our ADSs, each representing two equity shares, were issued in May 2001 in a public offering and are listed and traded on the NYSE under the symbol “SAY.”

      As of March 31, 2005, we had 17,008,077 ADSs, equivalent to 34,016,154 equity shares, outstanding. At this date, there were 10 record holders of our ADSs, all of which have registered addresses in the United States.

      Our ADSs commenced trading on the NYSE on May 15, 2001, at an initial offering price of $9.71 per ADS. The following table sets forth, for the periods indicated, the reported high and low closing prices on the NYSE for our outstanding ADSs.

	Price per ADS

	High	Low

Fiscal
2002 (since May 15, 2001)	$14.74	$5.05
2003	13.50	7.93
2004	35.35	7.25
2005	28.50	16.00
2006 (through May 2, 2005)	24.23	21.00

Fiscal 2003
First Quarter	12.56	9.46
Second Quarter	11.75	7.93
Third Quarter	13.50	8.40
Fourth Quarter	13.06	8.24

	Price per ADS

	High	Low

Fiscal 2004
First Quarter	10.10	7.25
Second Quarter	13.86	8.50
Third Quarter	30.25	12.45
Fourth Quarter	35.35	18.10

Fiscal 2005
First Quarter	23.96	16.00
Second Quarter	24.85	17.06
Third Quarter	28.50	23.06
Fourth Quarter	26.25	20.75

Monthly prices
September 2004	24.85	19.70
October 2004	28.40	23.55
November 2004	28.50	25.38
December 2004	28.04	23.06
January 2005	24.50	20.75
February 2005	26.25	23.62
March 2005	24.31	21.80
April 2005	24.23	21.00
May 2005 (through May 2, 2005)	21.80	21.51

The Indian Securities Trading Market

      The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the SEBI, the BSE and the NSE.

Listing

      The SEBI has promulgated regulations creating an independent self regulatory authority called the Central Listing Authority. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the Central Listing Authority.

Indian Stock Exchanges

      The major stock exchanges in India, the BSE and the NSE, account for a majority of trading volumes of securities in India. The BSE and NSE together dominate the stock exchanges in India in terms of number of listed companies, market capitalization and trading.

      The stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. The SEBI has proposed to move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the stock exchanges in India have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

      To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

      Market wide circuit breakers. Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

      Price bands. Price bands are circuit filters of up to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products. The equity shares of Satyam are included in the BSE Sensex and the NSE Nifty.

The National Stock Exchange of India Limited

      The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2005 was approximately Rs.15.9 trillion or approximately $363 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The Stock Exchange, Mumbai

      The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2005 was approximately Rs.17.0 trillion or approximately $389 billion. The BSE began allowing online trading in May 1995. As of December 31, 2004, the BSE had 771 members, comprising 202 individual members, 550 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to execute trades in the stocks listed on the stock exchange.

      Trading on both the NSE and the BSE occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m. (Indian Standard Time).

Derivatives

      Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of the SEBI.

Depositories

      The National Securities Depository Limited and the Central Depository Services (India) Ltd. are the two depositories that provide electronic depository facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depositary for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders. The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

      Recently, a securities transaction tax, or STT, was implemented. Under Indian tax law, a transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.15% of the value of the security. The transaction tax is required to be shared equally between the buyer and the seller. For non-delivery based transactions, a lower rate of 0.015% to be adjusted against business profits will be applicable. For derivatives, the tax will be 0.01%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a transaction tax of 0.15%. See “Taxation” for a further description of the securities transaction tax and capital gains treatment under Indian law.

CAPITALIZATION

      The following table sets forth, as of March 31, 2005, our cash and cash equivalents, investments in bank deposits and capitalization prepared in accordance with U.S. GAAP. This table should be read in conjunction with, and is qualified by reference to, our financial statements and the related notes included elsewhere in this prospectus.

As of March 31, 2005

(Dollars in thousands)
Cash and cash equivalents and investments in bank deposits	$541,438

Short-term and current portion of long-term debt	4,836
Long-term debt, excluding current portion	1,137

Total debt	5,973
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 ($0.23)(1) per share; (100 million preference shares authorized)	20,000
Shareholders’ equity
Equity shares — par value Rs.2 ($0.05)(1) per equity share; 375,000,000 equity shares authorized and 319,265,291 equity shares issued (including shares held by the Satyam Associate Trust)	17,355
Additional paid-in capital	433,611
Shares subscribed but unissued	102
Deferred stock-based compensation	(289)
Retained earnings	288,979
Accumulated other comprehensive income	29,637

769,395
Shares held by the Satyam Associate Trust under associate stock option plan (1,424,340 equity shares)	(1,471)
Total shareholders’ equity	767,924

Total capitalization	$793,897

(1)	Translations from Indian rupees to U.S. dollars are based on the noon buying rate of Rs.43.62 per $1.00 in the City of New York on March 31, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

EXCHANGE RATES

      Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of our ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs.

      We conduct operations in 45 countries around the world. As a result, our net income in Indian rupee terms and the presentation thereof in U.S. dollars can be significantly affected by movements in currency exchange rates, in particular the movement of the Indian rupee against the U.S. dollar.

      The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low

2001	Rs. 46.85	Rs. 45.88	Rs. 47.47	Rs. 43.63
2002	48.83	47.81	48.91	46.58
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27
2006 (through May 2, 2005)	43.46	43.47	43.72	43.46

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

     The following table sets forth the high and low exchange rates for the months indicated and is based on the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

September 2004	Rs. 46.35	Rs. 45.81
October 2004	45.87	45.30
November 2004	45.40	44.47
December 2004	44.52	43.27
January 2005	43.82	43.35
February 2005	43.73	43.28
March 2005	43.70	43.44
April 2005	43.72	43.48
May 2005 (through May 2, 2005)	43.46	43.46

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated historical financial data should be read in conjunction with, and are qualified by reference to, our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our other reports filed with the SEC which have been incorporated herein by reference. The statement of operations data for the five years ended March 31, 2005 and the balance sheet data as of March 31, 2005, 2004, 2003, 2002 and 2001 are derived from our consolidated audited financial statements including the notes, which have been prepared and presented in accordance with U.S. GAAP. The statement of operations data for the three years ended March 31, 2003 and the balance sheet data as of March 31, 2003, 2002 and 2001 is as restated to give effect to the restatement of shareholders’ equity and net income to reflect the impact on deferred tax liabilities and income taxes of our equity in the losses of Sify. As of December 9, 2002, we ceased to hold a controlling interest in Sify and subsequently changed the method of accounting for our interest in Sify from the consolidated accounting method to the equity method. Consequently, financial data as of March 31, 2005, 2004 and 2003 and for the years ended March 31, 2005 and 2004 reflect our interest in Sify accounted for under the equity method and are not comparable to the financial data as of March 31, 2002 and 2001 and for the years ended March 31, 2003, 2002 and 2001 which reflect our interest in Sify accounted for on a consolidated basis.

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands, except per share and per ADS data, or as stated
	otherwise)
Statement of Operations Data
Revenues:
IT services	$786,684	$565,028	$458,336	$413,906	$310,307
BPO	6,913	1,293	—	—	—
Software products	—	51	871	585	—

Total revenues	793,597	566,372	459,207	414,491	310,307
Cost of revenues(1)	(506,776)	(343,596)	(275,219)	(240,304)	(208,121)

Gross profit	286,821	222,776	183,988	174,187	102,186
Operating expenses:
Selling, general and administrative expenses(2)	(124,325)	(101,627)	(116,893)	(139,588)	(124,100)
Amortization of goodwill	—	—	—	(16,997)	(24,728)
Impairment of goodwill	—	—	—	(81,115)	—
Impairment of other non-marketable investments	—	—	(3,299)	—	—
Reversal of put option charge	—	—	19,843	—	—

Total operating expenses	(124,325)	(101,627)	(100,349)	(237,700)	(148,828)

Operating income/(loss)	162,496	121,149	83,639	(63,513)	(46,642)
Interest income	22,339	20,309	7,158	3,806	5,732
Interest expense	(458)	(471)	(800)	(2,856)	(9,632)
Gain on sale of shares in associated companies/other investments	66	2,652	830	45,594	—
Gain/(loss) on foreign exchange transactions	(4,611)	(8,874)	(4,757)	10,813	5,816
Other income/(expenses), net	326	2,270	(1,746)	1,277	646

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands, except per share and per ADS data, or as stated
	otherwise)
Income/(loss) before income taxes, minority interest and equity in earnings (loss) of associated companies	180,158	137,035	84,324	(4,879)	(44,080)
Income taxes	(25,304)	(22,544)	(9,769)	(769)	2,346
Minority interest	—	—	11,082	73,406	25,772
Income before equity in earnings/(losses) of associated companies	154,854	114,491	85,637	67,758	(15,962)
Equity in earnings (losses) of associated companies, net of taxes	(1,094)	(2,631)	(3,339)	(25,401)	(5,467)

Net income (loss)	$153,760	$111,860	$82,298	$42,357	$(21,429)

Earnings (loss) per share:
Basic	$0.49	$0.36	$0.26	$0.14	$(0.08)
Diluted	0.48	0.35	0.26	0.14	(0.08)
Earnings (loss) per ADS:
Basic	0.98	0.71	0.53	0.28	(0.16)
Diluted	0.96	0.71	0.52	0.28	(0.16)
Weighted average equity shares used in computing earnings per shares (in thousands):
Basic	316,184	313,155	311,797	305,751	269,943
Diluted	323,569	317,057	318,658	307,113	269,943
Weighted average equity shares used in computing earnings per ADS:
Basic	158,092	156,578	155,899	152,875	134,972
Diluted	161,785	158,529	159,329	153,556	134,972
Cash dividend per equity share	0.12	0.08	0.03	0.02	0.02
Cash dividend per ADS	0.24	0.17	0.06	0.02	—

(1)	Inclusive of stock-based compensation expense of $775 thousand, $853 thousand, $1,591 thousand, $7,212 thousand and $31,336 thousand in fiscal 2005, 2004, 2003, 2002 and 2001 respectively.

(2)	Inclusive of stock-based compensation expense of $1,193 thousand, $772 thousand, $2,930 thousand, $3,582 thousand, $14,782 thousand in fiscal 2005, 2004, 2003, 2002 and 2001 respectively.

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands, except per share amounts)
Other Data
Net cash provided by (used in):
Operating activities	$171,248	$89,211	$98,540	$116,371	$5,935
Investing activities	(115,445)	(60,152)	(271,959)	(40,360)	(137,775)
Financing activities	(12,919)	(11,461)	(12,145)	110,747	14,212
Capital expenditure	41,064	16,745	10,989	34,157	84,764
Number of IT services technical associates	18,001	13,182	9,031	7,898	7,798

	As at March 31,

	2005	2004	2003	2002	2001

	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$129,815	$86,730	$62,202	$243,454	$66,068
Investments in bank deposits	411,623	332,133	259,359	—	—
Total assets	884,126	713,768	561,694	515,502	481,099
Total long-term debt, excluding current portion	1,137	1,826	1,738	2,712	9,625
Preferred stock of subsidiary	20,000	10,000	—	—	—
Total shareholders’ equity	767,924	633,889	487,716	394,364	202,752
Capital stock(1)	449,495	431,654	421,567	419,076	257,597

(1)	Includes common stock and additional paid-in capital but excludes shares held by Satyam Associate Trust.

SFAS 142 pro forma disclosure

      Effective April 1, 2002, Satyam adopted SFAS 142, Goodwill and Other Intangible Assets. Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following pro forma disclosure presents the impact of SFAS 142 on net income/(loss), net income/(loss) per share, and the related tax effect had the standard been in effect for the years ended March 31, 2002 and 2001:

	Year Ended March 31

	2002	2001

	(dollars in thousands, except
	per share amounts)
Reported net income/(loss)	$42,357	$(21,429)
Add:
Goodwill amortization	16,997	24,728
Amortization of excess of cost of investment over equity in net assets of associated companies	3,639	4,402

Adjusted net income	$62,993	$7,701

Basic and diluted earnings per share
As reported	$0.14	$(0.08)
As adjusted	0.21	0.03

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this prospectus. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

      We are a global IT solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services, as well as BPO. In addition to our core IT services business conducted primarily through Satyam, we provide our BPO services through our majority-owned subsidiary, Nipuna. We are the fourth largest Indian IT software and services provider in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2004. Our total revenues for fiscal 2005 were $793.6 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 24.2%.

      We believe customers are increasingly demanding full-service IT providers that have expertise in both existing systems and new technologies, access to a large pool of highly-skilled technical personnel and the ability to service customers globally at competitive rates. To meet these requirements, we offer our customers an integrated global delivery model, which we refer to as the “RightSourcing Model,” to provide flexible delivery alternatives to our customers through our offshore centers located in India, offsite centers which we have established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. In addition, we use the expertise resident in our focused industry groups to provide specialized services and solutions to our customers in the manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation industries.

      Our revenues and profitability have grown rapidly in recent years. In fiscal 2005, total revenues increased by 40.1%, as compared to fiscal 2004. Our revenues grew to $793.6 million in fiscal 2005 from $566.4 million in fiscal 2004. Our revenue and profitability growth is attributable to a number of factors related to the expansion of our business, including increase in the volume of projects completed for our widening customer base, increase in our associate numbers, increased growth in our consulting and enterprise business solutions business and a strengthening of our customer base in North America and Europe. Our growth has continued despite increasing pressure for higher wages for our associates coupled with pressure for lower prices for our customers. In fiscal 2005, 2004 and 2003, our five largest customers accounted for 29.2%, 36.4% and 38.4%, respectively, of our total revenues. As of March 31, 2005, we had 20,690 employees (including employees of Nipuna), whom we refer to as associates, worldwide as compared to 14,456 associates as of March 31, 2004. With our continuing geographical expansion we now have five offshore facilities in India and 15 overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. We also have 17 sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices in the rest of the world.

      Our management evaluates our operating results primarily based on two business segments: IT services and BPO. Our business has also involved a third business segment, software products, but revenues from this segment are no longer meaningful and our management does not intend to evaluate this segment going forward. Each of these segments is discussed below.

•	IT services: We provide a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. We seek to be the single service provider capable of servicing all of our customers’ IT requirements. Our consulting and enterprise business solutions includes services in the area of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet.

•	BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides also providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, banking and financial services, transportation, tourism, manufacturing, automotive, telecommunications, media, utilities and retail industries. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our majority-owned subsidiary, Nipuna. As part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors, we have agreed not to compete with Nipuna. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering.

•	Software products: Through our subsidiary, Vision Compass, Inc., or VCI, we had developed and marketed our VisionCompass software product to customers for use as a management tool to assess and help improve business performance. On April 24, 2003, we decided to discontinue VCI’s operations and focus on our IT services and BPO businesses. Although our VisionCompass product remains in use by certain of our customers, we do not plan to introduce any new software products or services through VCI and this business segment will not be evaluated on a going-forward basis. VCI was formally dissolved on March 24, 2004 and revenues from this business segment are no longer meaningful.

Revenues

      We generate revenues through fees for professional services rendered and product development in our three segments, namely, IT services, BPO services and software products.

      The following table sets forth the total revenues (excluding inter-segment revenues) for our three business segments for the years indicated:

	Year Ended March 31,

	2005		2004		2003

Segment	Amount	%	Amount	%	Amount	%

	(in millions, except percentages)
IT services	$786.7	99.1%	$565.0	99.8%	$458.3	99.8%
BPO	6.9	0.9	1.3	0.2	—	—
Software products	—	—	0.1	—	0.9	0.2

Total	$793.6	100.0%	$566.4	100.0%	$459.2	100.0%

     We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:

Revenues by technology

      The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the years indicated:

	Year Ended March 31,

	2005		2004		2003

Technology type	Amount	%	Amount	%	Amount	%

	(in millions, except percentages)
Application development and maintenance services	$429.5	54.6%	$339.1	60.1%	$303.2	66.2%
Consulting and enterprise business solutions	269.7	34.3	179.9	31.8	115.9	25.3
Extended engineering solutions	55.2	7.0	20.9	3.7	15.6	3.4
Infrastructure management services	32.3	4.1	25.1	4.4	23.6	5.1

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

Revenues by contract type

      Our IT services are provided on a time-and-material basis or on a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that the services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting and are recorded when we can reasonably estimate the time period to complete the work. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known to us. Although we have revised our project completion estimates from time to time, such revisions have not materially affected our reported revenues to date. In recent years, we have experienced some pricing pressure from our customers, which has had a negative impact on margins. In response to current market trends, we are considering the viability of introducing performance-based or variable-pricing contracts. In the near term, we expect that revenue from fixed-price contracts will continue to increase as current market trends indicate a customer preference towards fixed-price contracts.

      The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the years indicated:

	Year Ended March 31,

	2005		2004		2003

Contract type	Amount	%	Amount	%	Amount	%

	(in millions, except percentages)
Time and material basis	$517.3	65.8%	$386.1	68.3%	$332.2	72.5%
Fixed-price basis	269.4	34.2	178.9	31.7	126.1	27.5

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

Revenues based on offshore and onsite/offsite

      We provide our IT services through a combination of (i) offshore centers located throughout India, (ii) teams working onsite at a customer’s location, (iii) nearshore centers located in Canada, China and Hungary to service U.S.-based, Asia Pacific based and Europe based customers, respectively, and (iv) offsite centers located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. Offshore IT services revenues consist of revenues earned both from IT services work conducted at our offshore centers in India as well as onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from our offsite or nearshore centers located outside of India or revenues from onsite work which is not related to any offshore work. These later revenues are included in onsite/offsite revenues.

      We generally charge higher rates and incur higher compensation expenses for work performed by our onsite teams at our customer’s premises or at our offsite and nearshore centers, as compared to work performed at our offshore centers in India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita, but at a lower gross margin, than the same amount of services performed at our offshore centers in India.

      The following table presents our IT services revenues (excluding inter-segment revenues) based on the location where services are performed for the years indicated:

	Year Ended March 31,

	2005		2004		2003

Location	Amount	%	Amount	%	Amount	%

	(in millions, except percentages)
Offshore	$327.1	41.6%	$248.2	43.9%	$215.2	47.0%
Onsite/ Offsite	459.6	58.4	316.8	56.1	243.1	53.0

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

Revenues by top customers

      Our top two customers accounted for 18.3% of our IT services revenues in fiscal 2005, as compared to 24.2% and 24.9% of our IT services revenues in fiscal 2004 and 2003, respectively. Our top five customers accounted for 29.5% of IT services revenues in fiscal 2005 as compared to 36.5% and 38.4% of our IT services revenues in fiscal 2004 and 2003, respectively.

Revenues based on customer location

      We have experienced increasing volumes of business from customers located in North America and Europe, attributable to both new customers and additional business from existing customers. At the same time, we have experienced declining revenues from customers in India, due in part to Sify’s revenues no longer being consolidated in our financial results. We expect that most of our revenues will be generated in North America followed by Europe in fiscal 2006.

      The following table gives the composition of our IT services revenues based on the location of our customers for the years indicated:

	Year Ended March 31,

	2005		2004		2003

Location	Amount	%	Amount	%	Amount	%

	(in millions, except percentages)
North America	$538.2	68.4%	$413.9	73.3%	$335.1	73.1%
Europe	130.7	16.6	77.5	13.7	53.3	11.6
Japan	13.9	1.8	11.1	2.0	10.5	2.3
India	25.5	3.2	16.0	2.8	27.8	6.1
Rest of the world	78.4	10.0	46.5	8.2	31.6	6.9

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

Expenses

Cost of revenues

      Our cost of revenues consists primarily of salary and other compensation and benefits, stock-based compensation expense, depreciation, data communications expenses, computer maintenance, cost of software, sub-contracting charges, expenses relating to the opening of new onsite, offsite, nearshore and offshore centers, sub-contracting costs, and foreign travel expenses.

      The principal component of our cost of revenues is the wage cost of our technical associates. Wage cost in India, including in the IT services industry, has historically been significantly lower than wage cost in the United States and Europe for comparably skilled professionals. However, as wages in India increase at a faster rate than in the United States, we may experience increases in our costs of personnel, particularly project managers and other mid-level professionals.

      The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration, and demands of the project. The utilization levels for our technical associates have been increasing in recent periods, mainly on account of new business and an increase in business from existing customers, and we expect this trend to continue in the near future.

Selling, general and administrative expenses

      Selling, general and administrative expenses generally include compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

Subsidiaries and Sify

      We currently have three consolidated subsidiaries, Nipuna, Satyam Technologies Inc, (formerly Satyam Manufacturing Technologies Inc.), or STI and Satyam Computer Services (Shanghai) Company Limited, or Satyam Shanghai, each of which is majority-owned by us and is consolidated in our consolidated financial statements. Our Satyam Shanghai subsidiary is a newly incorporated company. Our subsidiary, Satyam Europe Limited, had no material operations in fiscal 2005 and was dissolved in March 2005.

      In addition to our majority-owned subsidiaries, as of March 31, 2005, we owned 31.6% of the equity shares of Sify. In December 2002, we started accounting for our interest in Sify under the equity method of accounting, since we no longer held a controlling interest in that company. We are under no future obligation to invest additional funds in Sify and at the moment we have no plans to do so. In September 2003 we sold 1,000,000 of our total holding of Sify equity shares at a price of $4.35 (Rs.198.90) in Sify’s sponsored sale of 4,600,200 of its unlisted Indian equity shares through a secondary issue of Sify’s ADSs.

Income Taxes

      The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.5% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 36.6%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. We also earn certain other foreign income and domestic income, which are taxable irrespective of the tax holiday as stated above.

      Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $21.1 million as of March 31, 2005, which is available as an offset against future taxable income of such entities. These carried forward amounts expire at various dates primarily over eight to twenty years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets and losses carried forward in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses.

Results of Operations

      The following table sets forth operating data in dollars and as a percentage of revenues for the years indicated:

	Year Ended March 31,

	2005		2004		2003

Statement of Operations Data:	Amount	%	Amount	%	Amount	%

	(dollars in thousands)
Revenues:
IT services	$787,444	99.2%	$565,433	99.8%	$458,336	99.8%
BPO	9,964	1.3	2,390	0.4	—	—
Software products	—	—	123	0.0	1,124	0.2
Inter–segment	(3,811)	(0.5)	(1,574)	(0.3)	(253)	(0.1)

Total revenues	793,597	100.0	566,372	100.0	459,207	100.0

Cost of revenues:(1)
IT services	(502,232)	(63.3)	(343,072)	(60.6)	(275,170)	(59.9)
BPO	(7,914)	(1.0)	(1,932)	(0.3)	—	—
Software products	—	—	—	—	(49)	(0.0)
Inter–segment	3,370	0.4	1,408	0.2	—	—

Total cost of revenues	(506,776)	(63.9)	(343,596)	(60.7)	(275,219)	(59.9)

Gross profit:
IT services	285,212	35.9	222,361	39.3	183,166	39.9
BPO	2,050	0.3	458	0.1	—	—
Software products	—	—	123	0.0	1,075	0.2
Inter–segment	(441)	(0.1)	(166)	(0.0)	(253)	(0.1)

Total gross profit	286,821	36.1	222,776	39.3	183,988	40.1

Operating expenses:
Selling, general and administrative expenses:(2)
IT services	(113,387)	(14.3)	(96,959)	(17.1)	(116,303)	(25.3)
BPO	(11,379)	(1.4)	(4,513)	(0.8)	—	—
Software products	—	—	(321)	(0.1)	(843)	(0.2)
Inter–segment	441	0.1	166	0.0	253	0.1

Total selling, general and administrative expenses	(124,325)	(15.7)	(101,627)	(17.9)	(116,893)	(25.5)

Amortization of goodwill	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—
Impairment of other non-marketable investments	—	—	—	—	(3,299)	(0.7)
Reversal of put option charge	—	—	—	—	19,843	4.3
Operating income/(loss):
IT services	$171,825	21.7	$125,402	22.1	$83,407	18.2
BPO	(9,329)	(1.2)	(4,055)	(0.7)	—	—
Software products	—	—	(198)	(0.0)	232	0.1
Inter–segment	—	—	—	—	—	—

Total operating income/(loss)	162,496	20.5	121,149	21.4	83,639	18.2

	Year Ended March 31,

	2005		2004		2003

Statement of Operations Data:	Amount	%	Amount	%	Amount	%

	(dollars in thousands)
Interest income	22,339	2.8	20,309	3.6	7,158	1.6
Interest expense	(458)	(0.1)	(471)	(0.1)	(800)	(0.2)
Gain on sale of shares in associated companies/others	66	0.0	2,652	0.5	830	0.2
Gain/(loss) on foreign exchange transactions	(4,611)	(0.6)	(8,874)	(1.6)	(4,757)	(1.0)
Other income/(expense), net	326	0.0	2,270	0.4	(1,746)	(0.4)
Income/(loss) before income taxes and equity in earnings (losses) of associated companies	180,158	22.7	137,035	24.2	84,324	18.4
Income taxes	(25,304)	(3.2)	(22,544)	(4.0)	(9,769)	(2.1)
Minority interest	—	—	—	—	11,082	2.4
Equity in earnings (losses) of associated companies, net of taxes	(1,094)	(0.1)	(2,631)	(0.5)	(3,339)	(0.7)

Net income/(loss)	$153,760	19.4%	$111,860	19.8%	$82,298	17.9%

Depreciation	$25,049	3.2%	$24,397	4.3%	$33,576	7.3%
Stock-based compensation	1,968	0.2	1,625	0.3	4,521	1.0

(1)	Inclusive of stock-based compensation expenses of $775 thousand, $853 thousand and $1,591 thousand during the years ended March 31, 2005, 2004 and 2003, respectively, in the IT services segments.

(2)	Inclusive of stock-based compensation expenses of $1,193 thousand, $772 thousand and $2,930 thousand during the years ended March 31, 2005, 2004 and 2003, respectively, in the IT services segments.

Comparison of results for fiscal 2005 and fiscal 2004

      Revenues. Our revenues increased by 40.1% to $793.6 million in fiscal 2005 from $566.4 million in fiscal 2004. This revenue growth of $227.2 million in fiscal 2005 was primarily the result of an increase in business both from existing customers and new customers. Revenues from existing customers increased by 42.4% to $731.2 million in fiscal 2005 from $513.6 million in fiscal 2004. Revenues from new customers increased by 18.2% to $62.4 million in fiscal 2005 from $52.8 million in fiscal 2004. We added 108 customers both in fiscal 2005 and 2004 including 17 and 25 from the Fortune Global 500 and Fortune U.S. 500 list in fiscal 2005 and 2004, respectively.

      During fiscal 2005, revenues from application development and maintenance have grown by $90.4 million or 26.7%, revenues from consulting and enterprise business solutions have increased by $89.8 million or 49.9%, followed by revenues in extended engineering solutions and infrastructure management services, which grew by $34.3 million and $7.2 million or 164.1% and 28.7% respectively.

      Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 65.8% in fiscal 2005 from 68.3% in fiscal 2004. Revenues from IT services provided on a fixed-price basis increased to 34.2% in fiscal 2005 from 31.7% in fiscal 2004. The increase in fiscal 2005 for fixed-price contracts is primarily due to the shift in customer preference regarding type of contracts from time-and-material to fixed-price.

      The onsite revenues in fiscal 2005 increased as a result of new engagements in consulting and enterprise business solutions, and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore. Revenues from new customers increased by 18.2% to $62.4 million in fiscal 2005 from $52.8 million in fiscal 2004.

      Of the total increase of $227.2 million in total revenue in fiscal 2005, $127.5 million was on account of increase in revenues from North America followed by $53.9 million increase in revenue from Europe and $31.8 million from the rest of the world; revenues in India increased by $11.2 million and in Japan by $2.8 million. Our increased business in North America and Europe was due to new customers and additional business from existing customers.

      Cost of Revenues. Cost of revenues increased by 47.5% to $506.8 million in fiscal 2005 from $343.6 million in fiscal 2004. Cost of revenues represented 63.9% of revenues in fiscal 2005 and 60.7% in fiscal 2004. This increase by $163.2 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate utilization levels for IT services were 82.1% and 81.4% in fiscal 2005 and 2004, respectively. Associate compensation and benefits expenses increased by 56.7% to $401.2 million, or 50.6% of revenues in fiscal 2005 from $256.0 million, or 45.2% of revenues in fiscal 2004. The increase in the associate compensation and benefits is due to: (i) increase in the total number of technical associates by 5,790 to 19,240 in fiscal 2005 from 13,450 in fiscal 2004; (ii) increase in number of onsite technical associates by 845 to 4,301 in fiscal 2005 from 3,456 in fiscal 2004 for which we pay a higher compensation; and (iii) an increase of existing salaries (approximately 17%) during the period. Traveling expenses increased 23.3% to $39.1 million, or 4.9% of revenues, in fiscal 2005 from $31.7 million, or 5.6% of revenues, in fiscal 2004. Communication expenses increased 37.3% to $7.0 million, or 0.9% of revenues in fiscal 2005 from $5.1 million in fiscal 2004. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 27.9% to $38.1 million, or 4.8% of revenues, in fiscal 2005 from $29.8 million in fiscal 2004. Depreciation expense increased 2.5% to $20.6 million, or 2.6% of revenues, in fiscal 2005 from $20.1 million in fiscal 2004. Stock-based compensation expense decreased by 8.8% to $775 thousand in fiscal 2005 from $850 thousand in fiscal 2004.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 22.3% to $124.3 million in fiscal 2005 from $101.6 million in fiscal 2004. Selling, general and administrative expenses represented 15.7% of revenues in fiscal 2005 and 17.9% of revenues in fiscal 2004. This increase of $22.7 million in fiscal 2005 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses, traveling expenses and sales and marketing expenses. Associate compensation and benefits increased 40.8% to $52.8 million, or 6.7% of revenues, in fiscal 2005 as compared to $37.5 million or 6.6% of revenues in fiscal 2004 primarily on account of increase in number of non-technical associates to 1,450 from 1,006 and incentives amounting to $3.7 million and salary increments (approximately 17%) given to associates during the year. Communication expenses increased 35.0% to $8.1 million or 1.0% of revenues in fiscal 2005 as compared to $6.0 million or 1.1% of revenue in fiscal 2004. Traveling expenses increased 5.7% to $9.2 million or 1.2% of revenues in fiscal 2005 from $8.7 million or 1.5% of revenue in fiscal 2004. Traveling expenses increased primarily due to increase in travels by our non-technical associates. Stock-based compensation expense increased 54.7% to $1.2 million in fiscal 2005 from $771 thousand in fiscal 2004. Other expenses comprised primarily of depreciation, professional charges, marketing expense, rent, power and fuel and maintenance expenses. Other expenses increased 8.8% to $53.0 million or 6.7% of revenue in fiscal 2005 from $48.7 million, or 8.6% of revenues in fiscal 2004.

      Operating income. Our operating income was $162.5 million in fiscal 2005, representing an increase of 34.2% over the operating income of $121.1 million for fiscal 2004. As a percentage of revenues, operating income decreased to 20.5% in fiscal 2005, from 21.4% in fiscal 2004. This decrease in operating income as a percentage of revenue was due to (i) increase in the associate compensation and benefits expenses by $160.5 million to $454.0 million or 57.2% of revenue in fiscal 2005 from $293.5 million, or 51.8% of revenues, in fiscal 2004 and (ii) offset by decrease in the traveling, communication, depreciation and other expenses.

      Interest income. Interest income increased to $22.3 million in fiscal 2005 representing an increase of 9.9% from $20.3 million in fiscal 2004. This increase was due to increase in deposits with banks by $79.5 million to $411.6 million in fiscal 2005 from $332.1 million in fiscal 2004.

      Gain on sale of shares in associated company/ others. In fiscal 2005, gain on sale of investments was $66 thousand as compared to $2,652 thousand in fiscal 2004. The gain of $2,652 thousand in fiscal 2004 was primarily on account of the gain on sale of 1,000,000 Indian equity shares of Sify amounting to $2.6 million. Gain on sale of other investments amounted to $66 thousand in fiscal 2005 as compared to $46 thousand in fiscal 2004.

      Gain/(loss) on foreign exchange transactions. In fiscal 2005 and fiscal 2004, 81.8% and 84.5% respectively, of our revenues were generated in U.S. dollars. The average exchange rate of Indian rupee to U.S. dollar in fiscal 2005 was Rs. 44.85 against Rs. 45.96 in fiscal 2004. As at March 31, 2005, the Indian rupee depreciated to Rs. 43.62 against Rs. 43.40 at March 31, 2004. As at March 31, 2004, the Indian rupee appreciated to Rs. 43.40 against Rs. 47.53 as at March 31, 2003. As a result of the average exchange rate during fiscal 2005 being lower than during fiscal 2004, loss on foreign exchange transactions was $4.6 million in fiscal 2005 as compared to a loss of $8.9 million in fiscal 2004.

      Other income/(expenses), net. Other income was $326 thousand in fiscal 2005, representing a decrease of 85.6 % from $2.3 million in fiscal 2004. The decrease in the other income is primarily on account of loss on forward and options contracts amounting to $339 thousand in fiscal 2005 as compared to a gain of $2.4 million in fiscal 2004. This decrease was partly offset by increase in other income, net of other expenses to $665 thousand in fiscal 2005 as compared to a loss of $91 thousand in fiscal 2004.

      Income taxes. Income taxes were $25.3 million in fiscal 2005, representing an increase of 12.4% from $22.5 million in fiscal 2004.

      Equity in earnings (losses) of associated companies, net of taxes. Equity in losses of associated companies was $1.1 million in fiscal 2005 as compared to $2.6 million in fiscal 2004. Equity in losses of Sify and CA Satyam amounted to $1.7 million and $63 thousand respectively in fiscal 2005 as compared to $2.2 million and $398 thousand respectively in fiscal 2004. These losses were partially offset by equity in profit of Satyam Venture amounting to $706 thousand in fiscal 2005 as compared to equity in loss of $3 thousand in fiscal 2004.

      Net income. As a result of the foregoing, our net income was $153.8 million in fiscal 2005, representing an increase of 37.4% over net income of $111.9 million in fiscal 2004. As a percentage of total revenues, net income decreased to 19.4% in fiscal 2005 from 19.8% in fiscal 2004.

Comparison of results for fiscal 2004 and fiscal 2003

      Revenues. Our total revenues increased by 23.3% to $566.4 million in fiscal 2004 from $459.2 million in fiscal 2003. This growth of $107.2 million or 23.3% in revenues in fiscal 2004 was primarily the result of an increase in business from existing customers and the generation of business from new customers. Revenues from existing customers increased by 23.6% to $513.6 million in fiscal 2004 from $415.5 million in fiscal 2003. Revenues from new customers increased by 20.8% to $52.8 million in fiscal 2004 from $43.7 million in fiscal 2003. We added 108 and 100 customers including 25 and 27 from the Fortune Global 500 and Fortune U.S. 500 list during fiscal 2004 and 2003, respectively.

      During fiscal 2004, IT revenues from consulting and enterprise business solutions grew by 55.2%, followed by revenues from extended engineering solutions which grew by 34.0%. In absolute terms, revenues from consulting and enterprise business solutions showed significant growth of $64.0 million or 55.2%, revenues from application development and maintenance increased by $35.9 million or 11.8%, followed by extended engineering solutions and infrastructure management services, which grew by $5.3 million and $1.5 million representing growth of 34.0% and 6.4%, respectively.

      Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 68.3% in fiscal 2004 from 72.5% in fiscal 2003 and revenues from fixed-price basis increased to 31.7% in fiscal 2004 from 27.5% in fiscal 2003. The increase in fiscal 2004 for fixed-price contracts is primarily due to a shift in type of contracts from time-and-material to fixed-price since based on the market trend, a majority of our customers preferred to enter into fixed-price contracts.

      The onsite percentage increased as a result of new engagements during fiscal 2004.

      Our ownership interest in Sify has been accounted using the equity method since December 10, 2002. As a result, revenues from Internet services were zero in fiscal 2004 as compared to $25.7 million in fiscal 2003.

      Of the total increase of $107.2 million in revenues in fiscal 2004, $79.0 million increased in North America followed by $24.5 million in Europe. Revenues in the rest of the world increased by $14.9 million and in Japan by $635 thousand. This was partly offset by a decrease in revenues in India by $11.8 million. Revenues in India included revenue from Internet services of zero in fiscal 2004 and $23.1 million in fiscal 2003. This decline in revenues in India is due to the fact that from December 10, 2002 Sify ceased to be a consolidated subsidiary.

      Cost of Revenues. Cost of revenues increased by 24.8% to $343.6 million in fiscal 2004 from $275.2 million in fiscal 2003. Cost of revenues represented 60.7% of revenues in fiscal 2004 and 59.9% in fiscal 2003. This increase by $68.4 million was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. This increase was partially offset by a decrease in depreciation expense and other expenses. Associate utilization rates for IT services were 81.4% and 80.4% in fiscal 2004 and fiscal 2003, respectively. The utilization rate increased on account of new business and an increase in business from existing customers. Associate compensation and benefit expenses increased 36.2% to $256.0 million, or 45.2% of revenues, in fiscal 2004 from $187.9 million, or 40.9% of revenues, in fiscal 2003. The increase in associate compensation and benefits is due to: (i) an increase in the total number of technical associates by 4,364 to 13,450 in fiscal 2004 from 9,086 in fiscal 2003; (ii) an increase in number of onsite technical associates by 1,070 during fiscal 2004 to 3,456 for which we pay higher compensation; and (iii) on account of salary increase of 17.0% given to associates during the year. Traveling expenses increased 22.9% to $31.7 million, or 5.6% of revenues, in fiscal 2004 from $25.8 million in fiscal 2003. These increases were partially offset by a decrease in stock-based compensation expense, communication expenses and depreciation expense. Stock-based compensation expense decreased by 43.8% to $0.9 million, or 0.2% of revenues, in fiscal 2004 from $1.6 million, or 0.3% of revenues, in fiscal 2003 as a majority of options granted had a vesting date until March 2003. Communication expense decreased by 60.5% to $5.1 million, or 0.9% of revenues, in fiscal 2004 from $12.9 million, or 2.8% of revenues, in fiscal 2003 on account of communication expenses of Sify being included in fiscal 2003. Depreciation expense decreased by 9.0% to $20.1 million, or 3.5% of revenues, in fiscal 2004 from $22.1 million, or 4.8% of revenues, in fiscal 2003.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 13.1% to $101.6 million in fiscal 2004 from $116.9 million in fiscal 2003. Selling, general and administrative expenses represented 17.9% of revenues in fiscal 2004 and 25.5% in fiscal 2003. This decrease was attributable primarily to a decrease in depreciation, traveling expenses, stock-based compensation and other expenses. Depreciation decreased by 70.3% to $4.1 million, or 0.7% of revenues, in fiscal 2004 from $13.8 million, or 3.0% of revenues, in fiscal 2003. The decrease is primarily due to depreciation of $9.7 million included in fiscal 2003 with respect to Sify’s assets up to December 9, 2002 after which it ceased to be our subsidiary. Traveling expenses decreased 13.9% to $8.7 million, or 1.5% of revenues, in fiscal 2004 from $10.1 million, or 2.2% of revenues, in fiscal 2003. Stock-based compensation expense decreased by 73.4% to $0.77 million, or 0.1% of revenues, in fiscal 2004 from $2.9 million, or 0.6% of revenues, in fiscal 2003. Other expenses primarily comprised of rent, power and fuel, repairs and maintenance and training and development. Other expenses decreased by 18.4% to $25.3 million, or 4.5% of revenues, in fiscal 2004 from $31.0 million, or 6.8% of revenues, in fiscal 2003. This decrease was partially offset by an increase in marketing expenses by 13.0% to $10.4 million in fiscal 2004 from $9.2 million in fiscal 2003.

      Operating income (loss). Our operating income was $121.1 million for fiscal 2004, representing an increase of 44.9% over the operating income of $83.6 million for fiscal 2003. As a percentage of revenues, operating income increased to 21.4% for fiscal 2004, from 18.2% for fiscal 2003. This increase was due to (i) a decrease in selling, general and administrative expenses from 25.5% of revenue in fiscal 2003 to 17.9% of revenues in fiscal 2004 and (ii) an impairment of other non-marketable investments of $3.3 million, or 0.7% of revenues, during fiscal 2003. This increase was partially offset by increase in our cost of revenues from 59.9% of revenues in fiscal 2003 to 60.7% of revenues in fiscal 2004 and due to a reversal of our put option charge in fiscal 2003 which was $19.8 million, or 4.3% of revenues, in fiscal 2003.

      Interest income. Interest income increased by 181.9% to $20.3 million in fiscal 2004 from $7.2 million in fiscal 2003. This increase in interest was due to (i) an increase in bank deposits from $268.5 million at the end of fiscal 2003 to $338.5 million at the end of fiscal 2004 and (ii) a transfer of deposits placed in overseas banks to Indian banks yielding higher interest.

      Gain on sale of shares in Sify. In September 2003, we sold 1,000,000 of our 12,182,600 Sify equity shares through Sify’s sponsored ADS program. The sale transaction was privately negotiated and closed at a sale price of $4.35 or Rs.198.9, per share. The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sales proceeds amounting to $2.6 million has been accounted for as a gain during the fiscal 2004 in our statement of operations.

      Gain/ (loss) on foreign exchange transactions. In fiscal 2004 and fiscal 2003, 84.5% and 80.6%, respectively, of our revenues were generated in U.S. dollars. The average exchange rate of the Indian rupee to the U.S. dollar for fiscal 2004 was Rs.45.96 against Rs.48.43 for fiscal 2003. As at March 31, 2004, the Indian rupee appreciated to Rs.43.40 to $1.00 against Rs.47.53 as of March 31, 2003. On account of rupee appreciation, our loss on foreign exchange transactions was $8.9 million in fiscal 2004 as compared to a gain of $4.8 million in fiscal 2003.

      Other income/(expenses), net. Other income increased by 35.3% to $2.3 million in fiscal 2004 as compared to other expense of $1.7 million in fiscal 2003. This increase in other income was due primarily to an increase in gains on forward exchange contracts to $2.4 million in fiscal 2004 from $0.06 million in fiscal 2003.

      Income taxes. Income taxes were $22.5 million in fiscal 2004, representing a 129.6% increase from $9.8 million in fiscal 2003. This increase in income taxes is primarily due to an increase in our income taxable in the United States.

      Minority interest. Minority interest in losses of subsidiaries was zero in fiscal 2004 and $11.1 million in fiscal 2003. During fiscal 2003, minority interest represented our minority holding in Sify. We consolidated Sify up to December 9, 2002 after which it ceased to be our subsidiary and subsequently accounted for our interest in Sify using the equity method.

      Equity in earnings (losses) of associated companies. Equity losses of associated companies were $2.6 million in fiscal 2004 as compared to $3.3 million in fiscal 2003. This decrease was due primarily to our reduced holding in Sify to 32.0% as at March 31, 2004 from 37.2% as at March 31, 2003. Equity in loss of Sify and its associated companies amounted to $2.2 million in fiscal 2004 as compared to $3.7 million in fiscal 2003. Equity in loss of CA Satyam amounted to $398 thousand in fiscal 2004 as compared to $126 thousand in fiscal 2003. Equity in loss of Satyam Venture amounted to $3 thousand in fiscal 2004 as compared to equity in profit of $179 thousand in fiscal 2003. Equity in profit of Satyam GE amounted to $238 thousand in fiscal 2003.

      Net income. As a result of the foregoing, our net income was $111.9 million for fiscal 2004, representing an increase of 36.0% over net income of $82.3 million for fiscal 2003. As a percentage of total revenues, net income increased to 19.8% for fiscal 2004 from 17.9% for fiscal 2003.

Liquidity and Capital Resources

Net cash provided by operating activities

      Net cash provided by operating activities was $171.2 million, $89.2 million and $98.5 million in fiscal 2005, 2004 and 2003, respectively.

      In fiscal 2005, non-cash adjustments to reconcile the $153.8 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $25.0 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $40.7 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $19.6 million primarily on account of an increase in taxes by $2.1 million and an increase in sub-contracting charges payable by $5.0 million.

      In fiscal 2004, non-cash adjustments to reconcile the $111.9 million net income to net cash used in operating activities consisted primarily of depreciation expense of $24.4 million. Net accounts receivable and unbilled revenues increased by $22.5 million primarily as a result of an increase in our revenues. Increase in other working capital assets of $25.4 million was primarily on account of interest accrued on deposits placed with banks. Unearned and deferred revenues increased because of advance billing on customers for services to be rendered in future.

      In fiscal 2003, non-cash adjustments to reconcile the $82.3 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization of license fees expense of $37.2 million. Net accounts receivable and unbilled revenues increased by $15.4 million primarily as a result of an increase in our revenues and increase in the collection period. The increase in other working capital assets of $7.3 million was primarily on account of directors and officers’ liability insurance taken during the year and interest accrued on deposits placed with banks. Unearned and deferred revenues increased by $3.5 million because of advance billing on customers for services to be rendered in future.

Net cash used in investing activities

      Net cash used in investing activities in fiscal 2005 increased by $55.2 million to $115.4 million from $60.2 million in fiscal 2004. This increase was primarily due to increase in investments in bank deposits by $33.9 million to $79.3 million in fiscal 2005 as compared to $45.4 million in fiscal 2004, increase in purchases of premises, plant and equipment by $22.2 million to $39.0 million in fiscal 2005 from $16.8 million in fiscal 2004, due to the purchase of land by Nipuna and purchase of equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Hyderabad, Bangalore and Chennai.

      Net cash used in investing activities in fiscal 2004 decreased by $211.8 million to $60.2 million from $272.0 million in fiscal 2003. This decrease was primarily related to a decrease in investments in bank deposits and acquisitions and investments in associate companies. Investments made in bank deposits in fiscal 2004 were $45.4 million as compared to $259.3 million in fiscal 2003. Net cash used for acquisitions and investment in associate companies decreased from $5.1 million in fiscal 2003 to zero in fiscal 2004. These decreases were partially offset by an increase in purchase of premises and equipment by $5.8 million in fiscal 2004.

      Net cash used in investing activities in fiscal 2003 increased by $231.6 million to $272.0 million from $40.4 million in fiscal 2002. This increase was primarily related to investments in bank deposits of $259.3 million. This increase was partially offset by a decrease in the purchase of premises and equipment, acquisitions and investments in associated companies. Purchase of premises and equipment in fiscal 2002 consisted primarily of infrastructure, computers and other equipment associated with the expansion of our business.

Net cash provided by/ (used in) financing activities

      Net cash used in financing activities was $12.9 million, $11.5 million and $12.1 million in fiscal 2005, 2004 and 2003 respectively.

      During fiscal 2005, $26.8 million was raised from financing activities, primarily from issuance of preferred stock (net of issuance costs) of $9.5 million by our subsidiary, $15.3 million by associate stock options and $1.7 million from short-term debt by our subsidiary. Cash dividends paid amounted to $37.6 million in fiscal 2005 as compared to $26.2 million in fiscal 2004.

      During fiscal 2004, $20.5 million was raised from financing activities, primarily from the issuance of preferred stock (net of issuance costs) of $9.4 million by our subsidiary and $9.3 million by associate stock options. We used cash to repay loans amounting to $2.5 million and to pay of dividend amounting to $26.2 million in fiscal 2004.

      During fiscal 2003, $3.3 million was raised from financing activities, primarily from associate stock options of $1.9 million and long-term debts of $1.4 million. We used cash to repay debts amounting to $5.8 million and to pay dividend amounting to $9.7 million in fiscal 2003.

      As of March 31, 2005, we had cash and cash equivalents of $129.8 million, rupee denominated loans from the Satyam Associate Trust of $1.9 million secured by our shares held by the Satyam Associate Trust, and other outstanding loans of $2.4 million with maturities ranging from one to three years. As of March 31, 2005, we had an unused working capital line of credit of $3.4 million from banks, unused long-term line of credit of $20 million from banks and unused non-funded lines of credit of $14.1 million from banks.

      The following table describes our outstanding credit facilities as of March 31, 2005.

			Interest	Computation
Loan Type	Lenders	Amount outstanding	(per annum)	method

		(dollars in thousands)
Rupee loan of Satyam Associates Trust	Cholamandalam	$1,919	10.75%	Fixed
Export Packing Credit	BNP Paribas	1,685	6 month Libor+0.25%	Floating
Other loans	Various other parties	2,369	3%-10.5%	Fixed

Total		$5,973

      We anticipate capital expenditures of approximately $50.0 million in fiscal 2006, principally to finance construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

      We have guaranteed payment of all sums payable by Nipuna to its two strategic investors, Olympus Capital and Intel Capital, upon redemption of the $20 million preference shares in Nipuna held by them. These preference shares are to be mandatorily redeemed or converted into equity shares no later than June 2007, if Nipuna achieves certain targets for revenues and profits by March 31, 2006. If these targeted revenues and profits are not achieved along with other triggering events, the investors have an option to either redeem the preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to March 2005, the investors waived their right of early redemption. If not earlier converted, these preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% per annum.

      In addition, depending upon certain triggering events, we may be required to subscribe to US$20 million in convertible debentures of Nipuna which would be convertible upon the election of Nipuna into ordinary shares at any time. On January 6, 2005, Nipuna obtained approval from a bank for long-term borrowings up to US$20 million with an interest of 0.95% above a six-month LIBOR. This facility is available for drawdown by Nipuna until September 30, 2005, and is repayable within three years from the date of drawdown. We expect that Nipuna will utilize this facility, and that we will not therefore be required to subscribe to the convertible debenture described above.

      The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2005. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations. We believe that the conversion of the Nipuna preference shares is more probable than redemption and therefore have not included such redemption and the redemption premium payable, if redeemed as per the terms of the agreement, in the following table. In addition, the following table does not include our anticipated commitments to pay the purchase price for our recently announced proposed acquisition of Citisoft (see “Summary — Recent Developments”).

	Payments due as at March 31, 2005

	Within 1 year	1-3 years	3-5 years	After 5 years	Total

	(dollars in thousands)
Long-term debt	$3,151	$1,137	$—	$—	$4,288
Operating leases	4,351	5,652	762	587	11,352
Unconditional purchase obligations:
Other commercial commitments	8,801	—	—	—	8,801
Bank guarantees	2,738	2,638	490	2,320	8,186
Letters of credit	16	—	—	—	16
Gratuity Plan	324	1,010	2,282	8,711	12,327

Total contractual cash obligations	$19,381	$10,437	$3,534	$11,618	$44,970

      Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

Deferred Stock-based Compensation

      We have three associate stock option plans: our Associated Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999. We also have the Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.

ASOP

      We account for the ASOP as a fixed plan in accordance with Accounting Principles Board, or APB, Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be recognized as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 2005 and 2004, we recognized deferred stock-based compensation of $2.2 million and $776 thousand, and amortized and charged to earnings $2.0 million and $1.6 million during the same periods, respectively.

ASOP B

      The ASOP B is substantially similar to the ASOP and is administered by the compensation committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of (a) the closing price of the shares on the date of the meeting of the compensation committee convened to grant the stock options, on the stock exchange where highest volumes are traded, or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. Under U.S. GAAP, in fiscal 2005 and 2004, we recognized deferred stock-based compensation of $(28) thousand and $(14) thousand and amortized and charged to earnings $(27) thousand and $27 thousand during the same periods, respectively. We do not expect to recognize amortization of deferred stock-based compensation in respect of these granted options in fiscal 2006 and fiscal 2007. We account for the ASOP B as a fixed option plan.

ASOP ADS

      Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. We account for the ASOP ADS as a fixed option plan.

Nipuna ESOP

      Under the Nipuna ESOP options are granted at fair value to associates as determined by an independent valuer as of the date of grant. We account for the Nipuna ESOP as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules.

     Effect of recently issued accounting pronouncements

      On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards as of the effective date) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

      The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact of FAS 123R. Given the uncertain effect of this new accounting requirement, we have decided to cease all stock-based compensation with effect from October 30, 2004, with limited exceptions.

Critical Accounting Policies

      The following is a brief discussion of the more significant accounting policies and methods used by us. We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout this section where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

      Our preparation of this prospectus requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates.

      Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition

      Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

      We derive our revenues primarily from IT services, which includes application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

      Revenues earned from services performed on a “time-and-material” basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. We recognize revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

      We provide our customers with one to three months warranty as post-sale support for our fixed-price engagements. Historically, we have not incurred any material expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

Impairment of Goodwill

      We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

      When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

      Effective April 1, 2002, we adopted SFAS 142 which requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2005. Based on these tests there is no impairment of goodwill during the year ended March 31, 2005.

      Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Accounts Receivable

      We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. A significant change in the level of uncollectible amounts would have a significant effect on our results of operations.

Accounting for income taxes

      As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

      Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Impact of Recently Issued Accounting Pronouncements

Share-Based Payments

      On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

      The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of operations as Satyam, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact of FAS 123R.

Risk Management Policy

      Our functional currency is the Indian rupee, however we transact a major portion of our business in U.S. dollars and other currencies and accordingly face foreign currency exposure from our sales in the United States and elsewhere and from our purchases from overseas suppliers in U.S. dollars and other currencies. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future.

      We manage risk on account of foreign currency fluctuations through treasury operations. Our risk management strategy is to identify risks we are exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of our risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by hedging the risk to achieve greater predictability and stability. Our risk management policies are approved by senior management and include implementing hedging strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions.

      We purchase forward and options foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into foreign exchange forward and option contracts where the counter party is generally a bank. We consider the risks of non-performance by the counterparty as non-material. These contracts mature between one and nine months. These contracts do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings.

      The following table gives details in respect of our outstanding foreign exchange forward contracts:

	As at March 31,

	2005	2004	2003

	(dollars in thousands)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$160,000	$44,500	$4,000
Options contracts	141,500	—	—

Total	$301,500	$44,500	$4,000

Gains/(loss) on outstanding contracts:
Forward contracts	$1,034	$435	$43
Options contracts	72	—	—

Total	$1,106	$435	$43

      The outstanding foreign exchange forward and options contracts as of March 31, 2005 mature between one to nine months.

      Gains/(losses) on foreign exchange forward and options contracts included under the heading other income/ (expense) in the statement of income are as stated below:

	Year ended March 31,

	2005	2004	2003

	(dollars in thousands)
Forward contracts	$(485)	$2,361	$56
Options contracts	146	—	—

Total	$(339)	$2,361	$56

Quantitative and Qualitative Disclosure about Market Risk

      Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note 10 “Borrowings” to our consolidated financial statements.

      The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollars, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

	As at March 31,

	2005		2004		2003

	Total recorded		Total recorded		Total recorded

	Amount	Fair value	Amount	Fair value	Amount	Fair value

	(dollars in thousands)
Debt:
Variable rate short-term debt	$1,685	$1,685	—	—	—	—
Average interest rate	3.61%		—		—
Fixed rate long-term debt	$4,288	$4,292	$4,182	$4,189	$4,074	$4,081
Average interest rate	9.49%		10.93%		11.88%

      Limitations: Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

      During fiscal 2005 and 2004, 96.6% and 97.2%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.8%, or $14.5 million, in fiscal 2005 and 1.6%, or $8.8 million, in fiscal 2004 while a hypothetical 10% decrease in the value of the Indian rupee against all other currencies would increase revenue by 1.8% or $14.5 million in fiscal 2005 and 1.6 % or $8.8 million in fiscal 2004.

      We had outstanding forward and options contracts amounting to $301.5 million and $44.5 million as at March 31, 2005 and 2004, respectively. Gains/(losses) on outstanding forward and options contracts amounted to $1.1 million and $435 thousand during fiscal 2005 and 2004 respectively. Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would decrease these gains by $1.6 million in fiscal 2005 and $450 thousand in fiscal 2004 while a hypothetical 1% decrease in the value of the Indian rupee against all other currency would increase these gains by $1.6 million in fiscal 2005 and $450 thousand in fiscal 2004.

      In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the aggregate of the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $16.1 million in fiscal 2005 and $9.3 million in fiscal 2004. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of March 31, 2005, we had approximately $95.7 million of non-Indian rupee denominated cash and cash equivalents.

Off-Balance Sheet Arrangements

      We currently do not engage in any off-balance sheet arrangements.

Foreign Currency Transactions/ Translation

      During the fiscal 2005, 2004 and 2003, 81.8%, 84.5% and 81.2%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollars and Sterling pounds are the functional currencies of our foreign subsidiaries located in the United States and the United Kingdom respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.

      We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates/ depreciates against the U.S. dollar.

      The average exchange rate of rupee to U.S. dollar in fiscal 2005 was Rs.44.85 against Rs.45.96 in fiscal 2004. As at March 31, 2005, the rupee depreciated to Rs.43.62 against Rs.43.40 in March 31, 2004. As at March 31, 2004, the rupee appreciated to Rs.43.40 against Rs.47.53 as at March 31, 2003. As a result, loss on foreign exchange transactions was $4.6 million in fiscal 2005 as compared to a loss of $8.9 million in fiscal 2004.

BUSINESS

Company Overview

      We are a global IT solutions provider, offering a comprehensive range of IT services to our customers including, application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. We also offer BPO services through our majority-owned subsidiary company, Nipuna. Our headquarters are located in Hyderabad, India.

      We began providing IT services to businesses in 1988 and are currently the fourth largest Indian IT software and services company, based on the amount of export revenues generated during the fiscal year ended March 31, 2004. Our revenues grew to $793.6 million in fiscal 2005 from $414.5 million in fiscal 2002, representing a compound annual growth rate of 24.2%. For the same period, our net income grew from $42.4 million to $153.8 million. The number of our employees, whom we refer to as associates, grew from 9,532 as of March 31, 2002 to 20,690 as of March 31, 2005.

      We leverage our global delivery model to deliver high quality, cost effective IT solutions to our customers located around the world. Depending on the complexity of the assignment and the specific needs of the customer, we deliver our services through a combination of our technology centers located in India, our overseas facilities in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and from onsite locations at our customer’s premises. In addition, we have 17 sales and marketing offices in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices in the rest of the world. In major markets such as the United States, we have industry-focused sales operations while in other markets we have appointed regional heads who oversee the sales activity for their respective markets.

      We provide services to customers from various industries including manufacturing, banking and financial services, insurance, telecommunications, infrastructure media and entertainment and semiconductors or TIMES, healthcare, retail and transportation. We believe we have the ability to develop large, long-term customer relationships, by demonstrating an understanding of our customers’ business requirements through our industry expertise and by continually providing high quality services in a cost effective manner. As of March 31, 2005, we had 390 active customers, including 144 Fortune Global 500 or Fortune U.S. 500 companies and 30 companies that generated more than $5 million in annual revenues in fiscal 2005. 92.1% of our revenues for fiscal 2005 and 90.7% of our revenues for fiscal 2004 were from repeat business given by our existing customers.

      In June 2002, we established our majority-owned BPO subsidiary, Nipuna, which offers back-office transaction processing services, customer care services and product support and technical help desk services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings. As of March 31, 2005, Nipuna had 1,367 associates and 21 customers, of which 11 were Fortune Global 500 and Fortune U.S. 500 companies.

Industry Overview

Global IT Services Overview

      Global IT services spending is estimated to total $400.0 billion in 2004, representing an increase of approximately 4.6% over 2003, and is projected to grow at a compound annual growth rate of 6.4% to reach $512.8 billion by 2008, according to International Data Corporation.

      Due to increasing complexity and size of IT projects, rapidly changing technology and lack of skilled resources, many organizations are evaluating outsourcing of their IT services to external providers. Global IT spending is dominated by key industry segments such as government, banking and financial services, manufacturing, retail and healthcare. According to International Data Corporation, the banking, insurance and financial markets’ IT services spending is estimated to total $100.0 billion in 2004 and is expected to grow to $130.4 billion in 2008, representing a compound annual growth rate of 6.9%. IT spending in the retail segment is estimated to total $22.1 billion in 2004 and is expected to grow to $27.8 billion in 2008, representing a compound annual growth rate of 5.9%. In addition, IT services spending in the discrete and process manufacturing segment is expected to grow from $93.7 billion in 2004 to $117.2 billion in 2008 representing a compound annual growth rate of 5.8%.

      We believe the growth of global IT services spending is driven by the following factors and trends:

•	Increased importance of IT to businesses. In today’s increasingly competitive business environment, companies have become dependent on information technology not only to conduct day-to-day operations, but also as a strategic tool to enable them to re-engineer business processes, restructure organizations and react quickly to competitive, regulatory and technological changes. As information systems continually become more complex with the use of multiple applications and rapidly changing technologies, companies are increasingly turning to external IT service providers to develop and implement new technologies and integrate them with existing applications in which they may have already made considerable investments.

•	Impact of the Internet and other new technologies on business. Businesses are increasingly using the Internet to interact with new and existing customers and create new revenue opportunities. Businesses conducted electronically over the Internet extend beyond Internet-based applications to include packaged software tools, such as customer and supply chain management software, that need to be integrated with a company’s enterprise systems. These initiatives are often large and difficult to manage in-house and need to keep pace with constantly evolving business processes and technological innovations leading to demand for IT services companies.

•	Managing and upgrading existing systems. Managing and upgrading existing systems has become critical given the importance of IT and related systems to new business initiatives. Internal IT departments often do not have the appropriate resources or breadth of skills necessary to manage or upgrade existing systems. As a result, companies are increasingly looking to external service providers to design, integrate, implement and maintain their applications based on new technologies.

•	Increasing trend towards offshore outsourcing. The increasing complexities and costs of IT services, together with an increasing need for highly skilled technology professionals and tightening IT budgets for companies, are driving demand for professional IT services companies who are able to provide a cost effective, high quality, comprehensive range of services. The offshore delivery model is enabling companies to increasingly outsource complex assignments and generate not only cost savings in IT services but also greater efficiencies in their business processes. In addition, companies are increasingly using the “utility computing” or “pay for what you use”, model for infrastructure, data-warehousing and IT system usage, which is further fueling growth in infrastructure, network outsourcing and network management services.

Indian IT Services Industry Overview

      As organizations realize the cost effectiveness of offshoring their outsourced services, they are increasingly making offshoring a part of their business strategy.

      India is considered to be the most favored destination for offshore IT service delivery. The NASSCOM-McKinsey Report of 2002 estimates that export revenue generated from the software and service industry in India was approximately $15.5 billion in 2004 and is expected to reach $50.0 billion by 2008 representing a compound annual growth rate of 34.0%. The key factors that are expected to contribute to this growth are:

•	High quality delivery record. Indian companies have developed high quality delivery processes. A 2004 NASSCOM survey of international quality standards of the top 275 Indian IT services companies reported that 195 companies had acquired International Standards Organization, or ISO, 9000 quality certification. According to NASSCOM, during 2004, 74 Indian companies received a level five assessment under SEI-CMM, developed by the Carnegie Mellon University. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization’s quality management system and systems engineering processes and methodologies.

•	Large supply of English-speaking IT professionals. We believe that India ranks second only to the United States as the country with the largest population of English-speaking IT professionals. According to the NASSCOM Strategic Review 2004, educational institutes in India produce approximately 290,000 engineering students and 139,000 computer software engineers each year. Given the shortage of technical labor in the United States and other developed economies, the availability of technically skilled personnel is proving to be a competitive advantage for Indian IT service companies.

•	Significant cost advantage. We believe that the cost of employing IT professionals in India is significantly lower than in developed countries such as the United States. The use of high quality, low cost resources provides a significant opportunity for companies to realize cost savings by offshoring IT services to India.

Trends

      The Indian IT services industry has been witnessing changes in customer demands and we believe that service providers who are best able to adapt to these changes will succeed in the long run. Some key emerging industry trends are described below:

•	Enhanced expectations. Increasingly, companies are expecting more value from their IT service providers than just the traditional cost advantages derived by offshoring the delivery of IT services. Companies increasingly prefer service providers that can provide strategic advice related to designing and increasing efficiencies of business processes and also assist in implementing their recommendations. Also, service providers with strong industry expertise are favored over those who can only provide strong technical skills.

•	Large, multi-year, end-to-end contracts. Companies are increasingly looking for IT service providers that can provide end-to-end solutions over a long period of time. In addition, companies, which have a presence across various geographies, need IT support on a global scale and often seek a single service provider that can offer a comprehensive range of services on a long-term basis across the world, and understand and integrate a wide spectrum of emerging technologies with existing systems.

•	Relationships with customers’ key senior management. As outsourcing contracts increasingly gain strategic importance to businesses, customers’ senior management teams have become more involved in outsourcing contract negotiation and monitoring. As a result, IT service providers need to ensure that their senior account managers develop strong and lasting working relationships with customers’ senior management.

•	Performance measurement. Companies are increasingly demanding transparency in performance measurement. IT service providers with their own well developed benchmarks, frameworks and models to measure performance or demonstrate potential benefits are likely to have significant advantage over their competitors who offer more generic IT services.

Our Competitive Strengths

      We believe that we are strongly placed to consolidate our market position as a leading IT service provider due to our competitive strengths which include:

•	Comprehensive range of services combined with specialized industry expertise. Our comprehensive range of end-to-end technology-based services encompasses application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services and BPO services. Our comprehensive range of services enables us to broaden our dialogue with potential customers, deepen our relationships with existing customers and diversify our revenue base. Our services are built on a foundation of a rich understanding of the industries in which our customers operate and the underlying technologies that drive those industries. Our industry-focused business units such as manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation, allow us to understand the strategic issues facing our customers. At the Gartner Global Sourcing Summit 2004, we were adjudged the winner of the “Risk Management Award”, a prestigious award that recognizes effectiveness in managing risk and were also declared a joint winner of the “Solution Delivery Award” which recognizes creativity in enhancing customers’ business competitiveness. The voting for these awards was done solely by the business executives attending the summit. Our dedicated technology competency centers, which we refer to as “centers of excellence,” track trends in key technologies, which facilitates creation of solutions based on these technologies. Our centers of excellence work closely with the industry-focused business units in areas such as business intelligence, data warehousing, customer relationship management, product life cycle management and supply chain management to ensure that our services fulfill our customers’ business objectives and IT requirements.

•	Flexible, highly evolved delivery model. We provide our services through 20 centers located in Australia, Canada, China, Hungary, India, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and our onsite teams operating at our customers’ premises. Over the past decade, we have made substantial investments in our infrastructure, processes and systems allowing us to evolve our global delivery model to effectively integrate offshore, offsite, nearshore and onsite services and perform a greater volume of work at our offshore development centers. This delivery model seeks to provide customers with seamless solutions in reduced timeframes, enabling them to achieve operating efficiencies and realize significant cost savings. It also enables us to deliver the most appropriate mix of resources and services on a 24/7 basis. Furthermore, our robust delivery model is flexible, so that it can be adapted to respond to customer objectives relating to critical issues such as scalability and security. We continue to evolve our delivery model and believe that our customer-oriented approach and ongoing refinements represent an important competitive advantage.

•	Established leadership position in consulting and enterprise business solutions. Our consulting and enterprise business solutions help customers optimize their operating costs, enhance the efficiency of their business processes and improve their overall competitiveness. These solutions span the development, implementation, integration and maintenance of various enterprise-wide applications. Our solutions are enhanced by our strategic alliances with more than 60 leading technology providers such as SAP and Oracle. Our highly evolved delivery model, coupled with our industry expertise and center of excellence-driven technology competencies, allows us to provide customers with a value proposition in consulting and enterprise solutions. Over the past few years, we have made strategic investments to augment our capabilities in this area which is reflected in the growing revenues from this business. During fiscal 2005 and 2004, 34.3% and 31.8% respectively, of our revenues, was generated from consulting and enterprise business solutions.

•	Strong relationships with blue chip customers. We have long-standing relationships with large multinational corporations built on our successful execution of prior engagements. We believe we have significantly more Fortune Global 500 or Fortune U.S. 500 corporations as customers, relative to scale of revenue, as compared to other leading Indian IT services companies. As of March 31, 2005, 144 of our 390 customers were Fortune Global 500 or Fortune U.S. 500 corporations. Our track record of delivering comprehensive solutions based on demonstrated industry and technology expertise has helped in forging strong relationships with our major customers and gaining increased business from them. We have a history of high customer retention and derive a significant proportion of our revenue from repeat business. During fiscal 2005 and fiscal 2004, 92.1% and 90.7% respectively, of our revenues, were generated from existing customers.

•	Track record of high quality execution. We are committed to achieving operational excellence in our processes, people and infrastructure. Our quality assurance programs form an integral part of our project management methodology and seek to ensure that we consistently deliver high quality services to our customers. For instance, we have a company-wide quality management system, which satisfies the ISO 9001:2000 TickIT standard. We have been certified as being compliant with level five of the SEI-CMM standard, the highest level possible, and have implemented the Six Sigma processes for application development and maintenance. We have a large pool of highly skilled, well-trained technical associates spanning 25 nationalities. As of March 31, 2005, we employed 18,001 technical associates in the IT services, of which 54.0% had bachelor’s degrees in engineering and 24.0% had master’s degrees in engineering, technology or computer applications. Each new technical associate participates in an intensive 12 week initial training program and a minimum of 40 hours training each year on development and leadership. We continue to develop our infrastructure to make it more resilient. For instance, we have implemented the British Standard 7799, or BS7799 standard, which delivers a high level of information security to protect our customers’ intellectual property. We have also established a comprehensive disaster recovery and business continuity model to ensure uninterrupted service availability from our global delivery network. We constantly benchmark our processes, people and infrastructure against globally recognized standards.

•	Culture of innovation. We have a history of innovation that is facilitated by our entrepreneurial culture and our management’s willingness to make strategic investments in growth markets. We believe we were one of the pioneers in the delivery of India-based IT services. For example, we believe that we were among the earliest Indian IT service companies to set up in 1992 a dedicated satellite link between a customer’s facilities and our India operations. Our technology laboratories continue to develop and bring to market new solutions based on new technologies. For instance, we are one of the few companies in India to offer utility and grid computing services to customers. We have also been innovative in our internal organization and have introduced industry leading practices in hiring, resource planning and knowledge sharing. These accomplishments and initiatives have further enhanced our brand and reputation in the marketplace.

Our Growth Strategy

      Our goal is to be a leading global provider of comprehensive IT solutions and services. We intend to accomplish our goal by:

•	Building on our long-standing customer relationships to cross-sell our comprehensive range of services. Our goal is to build long-term sustainable business relationships with our customers to generate consistent revenues. We plan to continue to expand the scope and range of services provided to our existing customers by continuing to build our expertise in major industries and extending our capabilities into new and emerging technologies. For example, we intend to capitalize on the BPO services offered by Nipuna by cross-selling these services to our existing customers, which will enable us to secure a higher share of our customers’ spending. To further strengthen our relationships and broaden the scope and range of services we provide to existing customers, our senior corporate executives have specific account management and relationship responsibilities. We have successfully established strong relationships with our customers’ chief information officers and are continuing to strengthen our relationships with other key members of our customers’ management teams. These strong relationships have helped us to better understand our customers’ business needs and enabled us to provide effective solutions to meet these needs.

•	Continuing to focus on enterprise-wide business solutions and high quality value-added services. To better serve our customers in key industry segments, we intend to continue to focus on providing end-to-end enterprise-wide business solutions and increasing our share of value-added services, such as data warehousing and business intelligence, application portfolio management, process and quality consulting, business performance management, industry and regulatory specific solutions and grid computing solutions. To continue to differentiate our services and achieve recognition as a leading global provider of comprehensive IT services, we intend to continually invest in research and development and broaden our range of solution offerings as new technologies become available.

•	Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and establish a presence in new geographic markets throughout North America, Europe, Latin America, and the Asia-Pacific region. We intend to accomplish this by increasing our brand visibility and leveraging our global development centers to extend our services to customers located in these geographies. We also plan to continue to hire local associates to staff and manage our global development centers and to strengthen our sales and marketing functions to facilitate building strong relationships. We believe that the use of locally hired technical associates and managers working from our global development centers will enable us to increase our market share in the local markets and compete effectively by combining local expertise with our global delivery capabilities. We expect that a wider geographical presence will also facilitate revenue generation in multiple currencies, reduce our exposure to volatility in a particular currency, and help hedge against margin erosion due to currency fluctuations.

•	Continuing to enhance our industry expertise. We aim to have an in-depth understanding of targeted industries including manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation, which will help us identify and understand customer needs and proactively design and offer customized IT solutions to address those needs. By focusing on targeted industries, we believe we can develop industry-specific solutions and services that can be leveraged effectively to deliver services within the same industry, thereby lowering our cost of delivering those services. We intend to enhance our business knowledge and competencies in the various industries that we service by hiring additional specialists with deep industry knowledge and expertise.

•	Attracting and retaining quality technical associates and augmenting their training. To attract, retain and motivate our technical associates, we plan to continue to provide an environment that rewards entrepreneurial initiative and performance, including competitive salaries and benefits as well as performance-linked incentives. We also intend to continue to devote significant resources to train our technical associates in a variety of software languages and computer platforms through our Satyam Learning Center.

•	Enhancing our capabilities through technology alliances and acquisitions. We intend to continue to explore the formation of new alliances as well as strengthen existing partnerships with key technology vendors to enable us to leverage our partners’ strengths. We will also consider acquisitions to gain access to specific technologies and exploit synergies with our existing business. We regularly engage in discussions and negotiations in the ordinary course of our business relating to potential investment, technology alliances and acquisitions that would achieve these objectives. For example, we have recently announced a proposed strategic acquisition of Citisoft plc (see “Summary — Recent Developments”).

IT Service Offerings

      We offer a comprehensive range of IT services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our IT services include:

Application development and maintenance services

Application development

      We design, develop and implement customized IT solutions software for a variety of business processes and requirements. Our solution implementations range from single-platform, single-site systems to multi-platform, multiple-site systems. A project may involve the development of a new application, customizing packaged software, enhancing the capabilities of existing software applications, upgrading a legacy solution both to suit the newer technology environments and to enhance the lifetime of such applications. Each development project typically involves the full life-cycle of software development, including, definition, prototyping, architecting, designing, piloting, programming, testing, installing and subsequent maintenance.

      As an example, one of our customers, engaged in the business of manufacturing earthmoving, mining and construction machinery needed to integrate its dealer networks in Europe and Africa with its head office in Switzerland. Through a mix of onsite and offshore resources, we developed and completed the deployment of an Internet based solution in a span of 18 months that integrated the customer’s centralized systems in Switzerland with its dealer network in Poland. Our solution encompassed inventory management, order fulfillment, automation of warehouse activities and purchasing decisions. By virtue of our solution, our customer transitioned to an online, automated system that is easily accessible to its dealers and facilities real-time communication, better data management, superior handling of dealer queries and greater usability while delivering significant productivity gains. We are currently assisting the client in rolling out this solution in other countries in Europe and Africa.

Application maintenance

      We provide maintenance services for large software systems, including modifications and enhancements to the business functionality as well as providing production support to facilitate around the clock availability of applications spread across multiple geographies encompassing diverse technologies. We interact with the business users to map new functionalities and enhance the application systems to cater to new set of business rules. We also assist customers in migration or re-hosting to new technologies, such as Microsoft and Open systems, to extend the useful life of existing systems. We perform most of the maintenance work at our offshore global development centers using satellite links to our customers’ systems. In addition, we maintain a small team on our customers’ premises to coordinate support functions. In certain instances, we utilize our offsite and nearshore development centers to coordinate these support functions with either no or minimal work at the customer’s site.

      As an example, for one of our customers engaged in the oil and gas industry, we are providing application management services, which include supporting the customer’s downstream refining and marketing applications across Australia, Belgium, Dubai, France, Germany, India, the Netherlands, New Zealand, United Kingdom and United States. The customer’s portfolio of applications consists of over 2,000 applications in addition to JDE, Oracle applications, and SAP interfaces, 1,500 databases and 150 servers on multiple technology platforms ranging from mainframes to NET and J2EE technologies. We designed and implemented an integrated global support model for the customer across multiple geographies, including the United States, United Kingdom, India and Australia to provide uninterrupted support for the customer’s IT applications and platforms. As part of this engagement, we also took over the production support for one of the most complex and critical business applications of our customer, its indigenously developed Oracle based Enterprise Information System. We provided these services through a combination of onsite and offshore models.

Consulting and enterprise business solutions

      Leveraging our alliances with independent software vendors such as Oracle, SAP and Informatica, we offer an extensive portfolio of consulting and enterprise business solutions to enhance our customers’ business competitiveness. We provide solutions and services in the areas of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration to address the customer’s needs and to integrate systems and processes across the organization for optimized business performance. These solutions enable our customers to strengthen relationships with their customers and business partners, create new revenue opportunities, enhance operating efficiencies and improve communication.

      As an example, one of our customers has been awarded a contract to manage the construction and operations of a major new Asian airport and transportation hub. We have been selected as one of the members of a consortium of technology providers and our role is to integrate the operational, management and support systems at the new airport. We will be developing interfaces to integrate various systems such as ABB’s Airport Operational Systems, Siemens’ SAP-based Airport Management Database System and 32 other disparate sub-systems including air traffic control, visual guidance and docking, flight information display, gate management, building maintenance, airline host computer, aviation fuel and customs and immigration covering nearly 300 interfaces. Our solution is expected to provide the backbone essential for the smooth and efficient operation of the airport which is expected to service peak traffic of 100 million passengers per annum and handle approximately 800 flights a day.

Extended engineering solutions

      We provide extended engineering solutions to industries such as the automotive, aerospace, industrial equipment, consumer appliances and telecommunications, using computer aided design, modeling and engineering tools. Our services include mechanical designing, embedded and electronic designing, product and process analysis, product life-cycle management and range from handling basic drawing changes to delivering complex designs. Our focus is to enable our customers to realize significant cost benefits and to enable them to compete effectively in their product design and development functions.

      Since October 2003, we have provided engineering solutions for a leading semiconductor equipment manufacturer. As part of this engagement, we provide integrated engineering services that span mechanical, electrical and control systems engineering. We have filed joint patents with our customer for one of the component designs. Our experience of concurrent engineering, innovative designs and manufacturing processes coupled with iSTRIVE (in-house developed six sigma methodology) has helped reduce the time to release new drawings by nearly 40%, thereby reducing the time to market, a critical success factor in the semiconductor industry.

Infrastructure management services

      To address our customers’ specific requests to provide infrastructure and technology support, we provide solutions and services which range from routine maintenance of hardware and software to complex security solutions. Our services include administration, infrastructure management, migration, upgrades, configuration, backup, security management, performance management, operations monitoring and consolidation services for a variety of operating systems and platforms, data, voice and video networks and mail servers. We offer services which cover a range of hardware platforms (IBM, HP and Sun) and environments (UNIX, AIX, Solaris, HP-UX and Windows). We have also built alliances with over seven infrastructure and technology product vendors to enhance our capabilities. We leverage our data center facility in Columbus, Ohio, in the United States to provide various hosting services to our customers.

      As an example, for a financial services customer in the United States, we perform database administration and middleware management service across the United States, United Kingdom, Japan and Hong Kong. We manage diverse databases and technology platforms such as Oracle, DB2, Sybase, SQL Server, Websphere, and MQ Integrator. We also manage the level 1 and level 2 administration and support services for the user community and monitor the database server health, track and fix user problems, provide reporting services and manage upgrades for the different hardware and software systems.

Delivery of IT Services

      We leverage our integrated global delivery model, which we refer to as the “RightSourcing Model,” to provide flexible service delivery alternatives to our customers through our offshore centers located in India, offsite centers established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. Our offshore, offsite and nearshore centers are linked to our customer’s onsite system through a high performance communication network, enabling us to provide integrated services from each delivery location. Our global delivery model allows us the flexibility to transition onsite IT services seamlessly to our offsite, nearshore or offshore centers, which benefits our customers and provides us with greater returns.

Offshore centers

      We typically assign a team of technical associates to visit a customer’s premises to determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically, approximately 20% of a project team is onsite but the ratio can vary based on the nature and complexity of the project.

      We have also entered into arrangements with several customers where an entire project team is assigned to a single customer. Such teams, called dedicated offshore centers, work from our facilities in India and are staffed and managed by us. Once the project priorities are established by the customer, we, in conjunction with the customer’s IT department, manage the execution of the project. When needed, such offshore centers have equipment specific to the customer, or have a designated work area with its own security protocols. In such cases, the customer agrees to regular periodic billing regardless of the work performed.

Offsite centers

      We believe that a key success factor in meeting our customers’ needs is our physical proximity to the customer. Accordingly, we have expanded and improved our offshore development model by establishing offsite centers in our major markets. We have 15 offsite centers in locations in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, many of our existing customers are expanding into new geographic markets and are requiring us to serve them in these new locations. This trend has led us to increase the number of offsite centers as a part of our “Follow the Customer” strategy. We believe that these offsite centers, apart from serving our existing customers, also help us generate new business in these geographic locations. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer’s specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. We staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enables us to compete more effectively with local IT service providers.

Nearshore centers

      For some of our customers, especially in the United States, we have leveraged Canada as a nearshore center because of its proximity to the customer and the advantages of providing services from centers in the same time zone as the customer. Instead of using only our offshore and onsite locations for the solution delivery, we utilize these nearshore centers to perform a variety of life cycle activities. For example, for certain development projects, we have created prototypes of the solution in these nearshore centers. Since the development of prototypes typically involve a high level of interaction with the customer and our onsite teams, the nearshore centers facilitate quick turnaround times.

      We use our China development center as a nearshore center for the Asia-Pacific region to leverage the language capability and also multi-byte data for Asian languages. Similarly, we intend to use our Hungary development center for the European and North and South American markets.

Onsite teams

      Some customers require the presence of our project teams at their premises, particularly for mission critical or higher involvement projects. The customer’s team and our project team collaborate to develop IT services that meet the customer’s specifications.

Quality and Project Management

      Critical elements for the success of our global delivery model are well established quality management systems and sophisticated project management techniques. As an integral part of our processes, we have established a strict quality assurance and control program. We are certified under the ISO 9001 TickIT standard. In March 1999 our IT engineering process received a level five assessment, which is the highest level of the CMM assessment, under the Capability Maturity Model developed by the Carnegie Mellon Software Engineering Institute. Recently, we adopted Six Sigma as a way of improving our processes and providing the highest levels of quality to our customers. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of work product and regular internal quality audits.

      We have also been certified under BS7799 — information security management model. This model governs our information security activities and helps us manage security, business continuity and disaster recovery requirements of our customers. Maintaining a high level of customer satisfaction requires sophisticated project management techniques to deliver services seamlessly across multiple locations and time zones. We have developed and applied a sophisticated global project management methodology to help ensure timely, consistent and accurate delivery of our IT services to our customers. Through this methodology, we provide our customers with customized status reports which allow them to track the status of projects over the Internet.

Customers

      We market our services primarily to companies in the North America, Europe, the Middle East and the Asia-Pacific region. We have a global customer base which, as of March 31, 2005, consisted of 390 customers including 144 Fortune Global 500 and Fortune U.S. 500 companies.

      While we derive a significant proportion of our revenues from a limited number of customers, our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and cross-selling new services. The strength of our relationships has resulted in significant recurring revenue from existing customers. Our business from existing customers in fiscal 2005, 2004 and 2003 accounted for 92.1%, 90.7% and 90.5% of IT services revenues, respectively. In fiscal 2005, 2004 and 2003, our largest customer, together with its affiliates, accounted for 10.8%, 14.3% and 16.1%, respectively, of our total revenues. In fiscal 2005, 2004 and 2003, our second largest customer accounted for 7.4%, 9.9% and 8.7%, respectively, of our total revenues. Our top five customers accounted for 29.2% and 36.5% of our total revenues in fiscal 2005 and 2004, respectively.

      The following is a distribution of our customers by our revenues on a trailing 12-month basis or for the fiscal periods indicated:

	Fiscal

	2005	2004	2003

No. of $1+ million customers	109	81	58
No. of $5+ million customers	30	24	19
No. of $10+ million customers	19	9	9

      Our customers are from diverse industry segments, including from the manufacturing, banking and finance, insurance, and telecom segments. The manufacturing segment accounts for the highest contribution of our revenues followed by the banking and finance segment. We continue to witness accelerated growth in the healthcare segment, while customers have been increasing in newer segments such as retail, energy and utilities.

      The following is a distribution of our IT revenues across our industry segments for the three most recent fiscal years:

	Fiscal

	2005	2004	2003

Manufacturing	29.2%	32.0%	33.0%
Banking and Finance	17.8	18.3	21.3
Insurance	11.4	13.7	14.0
TIMES	17.3	13.5	10.6
Healthcare	6.0	6.0	3.2
Retail	2.8	1.9	0.6
Transportation	2.7	2.1	1.4
Others	12.8	12.5	15.9

Total	100.0%	100.0%	100.0%

Sales and Marketing

      We market our services mainly through 17 sales and marketing offices which are located in Atlanta, Chicago, Hartford, Parsippany, Santa Clara and Vienna in the United States, as well as in Canada, Germany, Italy, the Netherlands, Spain, Sweden and United Kingdom. We also have 14 sales and marketing offices located in Australia, Singapore, United Arab Emirates, Korea, Taiwan, Japan and India.

      Our sales and marketing operations are divided into three sub-groups. One group consists of sales associates who work solely on acquiring new customers. The second group consists of relationship managers who cross-sell services to existing customers and are responsible for building long-term relationships with such customers. The third group supports the business development efforts of the other two groups. In markets such as the United States, we have an industry-focused sales operation, while in other markets we have regional heads who oversee the sales activity. As of March 31, 2005, we employed 197 marketing and sales associates.

      In order to create greater visibility and recognition of our Satyam brand, we have introduced a focused program to enhance communication with customers in our target industries and enable sharing of experiences and industry developments with our customers. This program includes holding annual customer summits to facilitate customer interaction, organizing forums where industry leaders participate virtually from multiple locations across the globe to discuss trends and related issues, and participating in and sponsoring industry events.

BPO Services and Nipuna

      Nipuna Services Limited, our majority-owned subsidiary, offers BPO services including product support, technical help desk, back-office transaction processing and customer care services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings. Nipuna also offers industry specific services to customers in the manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation industries.

      Nipuna was established in fiscal 2002. To promote Nipuna’s business, we entered into an agreement with two investors, Olympus BPO Holdings Limited and Intel Capital Corporation Services Limited, which restricts Satyam from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering. See “Risk Factors — Risks Related to Our Overall

Operations — We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining our customers and could reduce our revenues.”

      As of March 31, 2005, Nipuna had 21 customers including 11 Fortune Global 500 and Fortune U.S. 500 companies. For fiscal 2005 and fiscal 2004, Nipuna had revenues of $10.0 million and $2.4 million, respectively. Nipuna handles more than 50 business processes for its customers, a majority of which are also customers of Satyam. A majority of Nipuna’s customers are Fortune Global 500 and Fortune U.S. 500 companies, who have offshored their critical business processes to Nipuna. Some of Nipuna’s arrangements with its customers have Service Level Agreements, or SLAs, as defined, which if Nipuna were to fail to meet, would result in loss of revenue.

      The services offered by Nipuna include:

Claims administration and transaction processing services

      Nipuna offers transaction processing services such as data management and claims administration to its customers. For example, Nipuna provides dental and medical claims administration support by facilitating data entry of the claims received, for one of the largest insurance companies in the United States. Its services have resulted in significant costs savings for the customer besides providing the customer with increased flexibility to manage workload during the peak and off-peak periods.

Customer care services

      Nipuna provides customer care services to customers in different industries. For example, it provides inbound and outbound support for dial-up and digital subscriber line or DSL customers of a Fortune 100 communications services company.

      Nipuna also provides IT help desk support to its customers.

Engineering services

      Nipuna handles assembly plant management for one of the world’s largest engine manufacturers. It also manages other processes such as quality compliance and management, engineering change management, AIS documentation, new product introduction and warranty claims processing. Nipuna also manages data entry of contact information for potential customers into a single database for one of the world’s largest automobile manufacturers.

Strategic Alliances

      We have in the past entered into, and plan to continue to enter into, strategic alliances with leading technology vendors and system integrators to deliver IT solutions across a wide array of technologies and platforms. We have partnered with some of the leading names in key application areas such as ERP (SAP & Oracle), CRM, Integration Middleware, Business Intelligence (Business Objects and Informatica) and Collaborative Commerce. Some of our other prominent alliance partners include 4S, Matrix One, Documentum, Hummingbird and Hyperion. We believe that our existing alliances with over 60 leading technology vendors spanning distinct parts of our customers’ value chain have enhanced our ability to offer packaged solutions across a wide array of technologies and platforms to our customers. We work closely with our alliance partners who provide assistance in technology evaluation and selection, product support and product enhancements. None of these alliances are exclusive in nature and some of the alliance agreements need to be renewed each year.

      Our joint venture with Venture Engineering Global LLC, Satyam Venture, is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Also our joint venture with Computer Associates International, Inc., or CA Satyam, is engaged in the business of hosting, delivering and administering selective applications consisting of software products licensed by Computer Associates International, Inc.

Employees

      We refer to our employees as “associates.” Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. Besides competitive salaries and incentive pay, we also offer extensive training, an entrepreneurial work environment and opportunities to work overseas. Since May 1998, we have offered stock options to our associates but, subject to certain exceptions, have decided to stop all stock based compensation with effect from October 1, 2004. As of March 31, 2005, we had 20,690 associates including Nipuna’s 1,367 associates representing a compound annual growth rate in the number of our associates of 32.5% since fiscal 2000. None of our associates are represented by a union. We believe that our relationship with our associates is good.

      Our growth has been driven by our ability to attract top quality talent and effectively engage them. We strongly believe in caring for our associates’ welfare and were selected as one of the Top 10 Best Employers in India by BT-TNS-Mercer & CNBC-Hewitt in 2004.

Recruiting

      We recruit graduates from the engineering departments of India’s leading universities, engineering and technical colleges and management institutes. India has over 1,500 such institutions and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our rigorous selection process involving a series of tests and interviews. We also hire professionals who have relevant prior experience from working in India and outside India.

Learning and Developmental Training

      We devote significant resources for training our associates. We established the Satyam Learning Center, which promotes our culture of learning and serves as a catalyst for us to sustain our technological and managerial edge. We require our technical associates to undergo a minimum of 40 hours of learning per year. We have qualified full-time faculty at our learning center that provides ongoing training to our associates at all levels, through which we build competencies in emerging disciplines necessary to meet our customers’ needs. Our training initiatives provide us with a pool of qualified associates which in turn provides us the flexibility to ramp up resources to meet the demands of particular projects and to redeploy our personnel across projects according to our business needs. Apart from technical oriented learning, we also provide leadership training, language training and training on cultural sensitization. Trainers for our leadership training include professors from the Harvard Business School. Our leadership training is aimed at broadening our leadership bandwidth and developing our associates into business leaders for critical business areas such as program management and relationship management.

      We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills.

Retention

      To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses. In fiscal 2005, 2004 and 2003, we experienced associate attrition in IT services at a rate of 16.5%, 17.5% and 15.6%, respectively, which included involuntary attrition ranging from 3% to 5% as part of our systematic quality campaign.

      Our human resources policies and practices are oriented towards enhancing associate engagement levels by proactively addressing the factors that impact retention. Several learning and development opportunities are provided to ensure that associates not only upgrade their skills and competencies but are also able to keep pace with cutting edge technologies and prepare themselves to take up challenging roles. Through our comprehensive rewards and recognitions programs and opportunities for job rotation across technologies, industries and locations, we ensure that our associates are motivated and performance oriented. During the last 12 months, our retention rate at senior leadership levels, (which comprises 20% of our workforce), has been 95% and the retention rate for top performers (who comprise approximately 40% of our total associates) is approximately 90%.

      Our professionals who work onsite at customers’ premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for deploying personnel to the United States for onsite work, and L-1 visas are typically used for intra-company transfers of employees. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. Our internal processes enable us to anticipate the amount and type of visas we need for our associates and to plan our resources in advance to meet our project needs.

Competition

      We operate in a highly competitive and rapidly changing market and compete primarily with:

•	consulting firms such as Accenture, BearingPoint, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited.

      We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations and programming companies and temporary staffing firms. In addition, Nipuna faces competition from firms like Progeon and Wipro BPO, formerly known as Wipro Spectramind.

      In the future, we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price advantage alone cannot be a sustainable competitive advantage. We believe that the principal competitive factors in our business include our range of services offered, our level of technical expertise and industry knowledge, our responsiveness to customers’ business needs and the perceived value added. We believe we compete favorably with respect to these factors.

Communications Infrastructure

      A key component of our IT services delivery model is our ability to connect the customer’s system with our offsite and offshore centers through a robust and high performance communications network. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of satellite, fiber optic and land lines. SatyamNet provides flexibility for the projects to operate from any of the development facilities inside Satyam providing for seamless integration.

      We have dedicated telecommunication leased lines from reputed service providers such as AT&T, Sprint, MCI, Telstra, VSNL, Bharti and Software Technology Park of India which permit data communication between our facilities in India and our customers’ facilities abroad. In the United States, we have communication hubs in Vienna, Virginia and Parsippany, New Jersey to connect to our customers’ sites.

      We monitor the network performance and continually upgrade SatyamNet to enhance and optimize network efficiency across all operating locations. We currently have 20Mbps International Private Leased Circuits (IPLC) and 30Mbps Internet bandwidth in India. In addition, we have 12Mbps high speed links connecting various cities in India, with our intra-city links being connected by multiple 2 Mbps lines totaling to 130Mbps across the country. We upgrade the bandwidth based on our requirements.

      Our network has surplus capacity available to service new customers in the immediate future and to permit sudden bursts of data transfer and other contingent uses. We use voice over Internet protocols (VoIP) for our voice communication. We have created a resilient network through redundancy in the network and keep adequate stock of spares to ensure high availability and reliability of our networks.

      SatyamNet has extensive security and virus protection capability built to conform to stringent customer and international standards to protect Satyam from virus attacks and provide the necessary security to customers’ data. We have created plans for business continuity and disaster recovery by defining multiple sites across India and other development centers as backup centers for continuity of work.

Facilities

      Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1,400 software associates in two buildings covering an aggregate area of approximately 173,000 square feet, which are linked to our other facilities through SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 500 associates which covers an area of approximately 140,000 square feet.

      We also have additional offshore software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and Pune in India with facilities aggregating approximately 570,000 square feet. We own some of the facilities while others are leased by us on a long-term basis ranging from six to nine years.

      Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

      In addition to the offshore centers in India, we operate offsite and nearshore centers in major markets to establish a local presence closer to our customers. We lease all of our offsite and nearshore centers for durations ranging from two years to seven years.

      The delivery centers of Nipuna are located in Hyderabad and Bangalore and cover an area of 75,000 square feet and 52,000 square feet respectively.

Research and Development

      Our research and development efforts are focused on developing services required by our existing customers, to attract new customers and developing competencies and leadership in our service offerings. We have established close alliances with U.S. and Indian institutions such as Carnegie Mellon University and Indian Institute of Technology, Madras to strengthen our technology competencies. We have set up an enterprise business solution laboratory where latest versions of products are evaluated, business solution scenarios are created and validated. We have set up a grid computing laboratory which simulates a live grid environment for testing sample applications on the grid. We have also established a datawarehousing and business intelligence center which has developed proprietary business intelligence architectural platform which enables us to build large scale data warehousing and business intelligence solutions. We are also working with major technology providers in the areas of technology architectures for .NET for solutions for various industries. In the embedded systems space, we have created an environment to simulate various operating conditions and validate the solutions we build. We have an applied research group which focuses on creating IP in the areas of competition, communication, networking and information processing algorithms. In addition to presenting papers at international conferences and publishing in referenced journals, this group has over 16 United States patent applications in various stages of registration. In fiscal 2005 and 2004, we spent 0.08% and 0.11% of our total revenues on R&D activities.

Legal Proceedings

      As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to materially harm our company.

MANAGEMENT

      The following table sets forth the name, age, and position of each director and executive officer of Satyam, as of March 31, 2005:

Directors

Name	Age	Position

B. Ramalinga Raju	49	Chairman
B. Rama Raju	45	Managing Director and Chief Executive Officer(3)
V.P. Rama Rao	71	Director(1),(2),(3)
Dr. Mangalam Srinivasan	66	Director(1),(2)
Krishna G. Palepu	50	Director(1)
Vinod K. Dham	54	Director(2)

Key Management Personnel(4)

Name	Age	Position

Anand T. R.	49	Director and Senior Vice President, Vertical Business Unit — TIMES
Jayaraman G.	49	Vice President, Corporate Affairs and Company Secretary
Joseph Abraham	52	Director and Senior Vice President, Vertical Business Unit — Retail
Keshab Panda	46	Director and Senior Vice President, Regional Business Unit, Europe
Manish Sukhlal Mehta	48	Director and Senior Vice President, Horizontal Competency Unit — SAP, Engineering and Spatial Services
Mohan Eddy F.S.	54	Director, Internal Information Systems and Platinum Processes Group
Murty A.S.	46	Director and Senior Vice President, Global Human Resources
Prabhat G.B.	39	Director, Horizontal Business Unit — Business Solution
Ram Mynampati	47	President, Commercial and Healthcare Businesses
Ravi Shanker Bommakanti	46	Director and Senior Vice President — Vertical Business Unit — Insurance
Shailesh Shah	44	Director and Senior Vice President — Corporate Strategy Group
Srinivas V.	44	Director, Senior Vice President and Chief Financial Officer
Subramanian D.	45	Director and Senior Vice President — Vertical Business Unit — Manufacturing, Energy, Oil and Gas and Utilities
Vijay Prasad Boddupalli	53	Director and Senior Vice President — Horizontal Competency Unit — Enterprise Applications and Business Intelligence Solutions
Virender Aggarwal	44	Director and Senior Vice President — Regional Business Unit-India, Middle, Africa & Asia Pacific

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Investors Grievance Committee

(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.

      B. Ramalinga Raju has been on our board of directors since our inception in 1987. Prior to becoming the Chairman in 1995, he was the Vice Chairman of the Satyam Corporate Group. Mr. Ramalinga Raju also sits on the board of directors of Nipuna. Mr. Raju founded Satyam Computer Services in 1987 and has been instrumental in developing Satyam into one of the top Indian IT services company. Among the many awards received by him, Mr. Raju was awarded the “Corporate Citizen of the Year” award during the Asian Business Leadership Summit held in Hong Kong in 2002. He was also named as the “IT Man of the Year” by Dataquest in 2001 and was conferred the “Entrepreneur of the Year Award (Services)” by Ernst & Young, India in 2000. Mr. Ramalinga Raju holds a Master of Business Administration degree from Ohio University and has attended the Advanced Management Program conducted by Harvard Business School.

      B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer in 1991. Prior to joining our company, he was a director of Maytas Infra Limited. Mr. Rama Raju also sits on the board of directors of Nipuna, Maytas Infra Limited and Satyam Venture Engineering Services Private Limited. Mr. Rama Raju holds a Master of Economics degree from Loyola College, Chennai and a Master of Business Administration degree from Loredo State University, Texas. He has also attended the Advanced Management Program conducted by Harvard Business School. Mr. Rama Raju is the younger brother of Mr. Ramalinga Raju, the Chairman of the company.

      V. P. Rama Rao was appointed to our board of directors in July 1991 as an independent director. Before joining our company, he was with the Indian Government’s Administrative Service and was the Chief Secretary to the government of Andhra Pradesh. He was closely involved with the industrial development of Andhra Pradesh for over two decades. He also worked as the Chief of Industrial Infrastructure Corporation. Mr. Rama Rao holds a Post-Graduate degree in Arts, a Bachelor degree in Civil Law and a Post-Graduate diploma in Technical Science and Industrial Administration, from Manchester University, England. Mr. Rama Rao also sits on the board of directors of VBC Ferro Alloys Limited, Salguti Plastics Limited, NCC Finance Limited and Konaseema EPS Oakwell Power Limited.

      Dr. Mangalam Srinivasan was appointed to our board of directors in July 1991 as an independent director. She is a management consultant and a visiting professor at several U.S. universities. Dr. Mangalam Srinivasan holds a Ph.D. in technology from George Washington University, a Master of Business Administration degree (international finance and organization) from the University of Hawaii, a Master of Arts degree (English) from Presidency College, Madras University and was an Advanced Special Scholar (astronomy and physics) at the University of Maryland. Currently, Dr. Mangalam Srinivasan is an advisor to the Kennedy School of Government, Harvard University, Massachusetts where she is a distinguished fellow.

      Professor Krishna G. Palepu was appointed to our board of directors on January 23, 2003 as an independent director. Professor Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School, where he also holds the title of Senior Associate Dean, Director of Research. Professor Palepu joined the Harvard Business School faculty in 1983. He graduated with a Masters degree in Physics from Andhra University and holds a Master of Business Administration degree from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. Professor Palepu serves as consultant to a wide variety of businesses, and is on the boards of several companies including Dr. Reddy’s Laboratories Limited in India, Enamics, Inc. and Harvard Business School Publishing Co. in the United States.

      Vinod K. Dham was appointed to our board of directors on January 23, 2003 as an independent director. Mr. Dham is Vice President and General Manager, Carrier Access Business Unit, of Broadcom Corporation. Prior to this, he was the Chairman, President and Chief Executive Officer of Silicon Spice Inc., which was acquired by Broadcom Corporation. Mr. Dham obtained his Bachelor’s degree in Electrical Engineering (electronics) from the University of Delhi and received his Master degree in Electrical Engineering (solid state) from the University of Cincinnati. He held the positions of Vice President of Intel Corporation’s Microprocessor Products Group and General Manager of the Pentium

Processor Division. Mr. Dham is also a director of NewPath Ventures LLC, Hellosoft Inc., Sasken Communication Technologies Limited, Nevis Networks Inc., Telsima Inc.

      Anand T.R. has been our Director and Senior Vice President of the Telecom, Infrastructure, Media & Entertainment, and Semiconductors (TIMES) business unit since April 2004. Prior to this, he was the Chief Operating Officer of the Telecom Business Unit. During 2001 — 2002 he was the chairperson of Satyam, Japan. Prior to joining our company, he was the Country General Manager — e-Business and Cross Industry Solutions at IBM Global Services, India. He started his career at Tata Consultancy Services and later worked at the Groupe Bull subsidiary in India for eleven years. Mr. Anand holds a bachelor degree in electronics engineering from the University Visvesvaraya College of Engineering, Bangalore, and a post-graduate diploma in Business Management (with specialization in Information Systems) from the Indian Institute of Management, Ahmedabad.

      Jayaraman G. was appointed our Vice President, Corporate Affairs and Company Secretary in October 2000. From March 2000 to September 2000 he was Assistant Vice President and Company Secretary. Prior to joining our company, he was with Samrat Spinner Limited as Director (Finance) and Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree from University of Madras, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He is also an associate member of the Institute of Company Secretaries of India.

      Joseph Abraham was appointed as our Director and Senior Vice President, Vertical Business Unit — Retail in November 2000 after being the Senior Vice President, Strategic Business Unit 7 since 1998. Prior to joining our company, he was with Tata Consultancy Services Limited as Executive Vice President, Human Resources. Mr. Abraham holds a Master of Personnel Management and Industrial Relations degree from Tata Institute of Social Services and a Differential Test Battery Certificate from Morrisby Institute, United Kingdom.

      Keshab Panda has been our Director and Senior Vice President — Head of Satyam Europe Operations since April 2004. He is also the Chief Executive Officer of Satyam Technologies Inc, a wholly owned subsidiary of Satyam and additionally manages multiple strategic relationships with our key customers as well. Prior to this, as a veteran of the Indian Space Research Organization (ISRO) Satellite Centre, he played an important role with the design of India’s indigenous communications satellite, INSAT II Satellite and the Defence Research Development Organization (DRDO) in various capacities.

      Manish Sukhlal Mehta has been our Director and Senior Vice President — Horizontal Competency Unit — SAP, Engineering & Spatial Services, since April 2004. Prior to his current role, he was responsible for building our automotive practice. Mr. Mehta also played a key role in establishing the Manufacturing Business Unit in Satyam. He also established a Strategic Business Unit for Banking & Finance and managed it successfully as a profit center. Prior to joining our company, Mr. Mehta was heading the business operations of Datamatics in Chennai. He began his career with Tata Consultancy Services Limited, where he served for 15 years in various positions. Mr. Mehta holds a Masters in Science (Hons.) — Chemistry, and a Masters in Engineering — Industrial Development from the Birla Institute of Technology & Science (BITS), Pilani.

      Mohan Eddy F. S. has been our Director, Internal Information Systems and Platinum Processes Group since 2003. He was the Director, Horizontal Business Unit — Collaborative Enterprise Solutions since November 2000 and a Director, Strategic Business Unit of Satyam Renaissance Consulting from 1995. Mr. Mohan Eddy holds a Bachelor of Engineering degree and a Post-Graduate diploma in Management from the Indian Institute of Management, Calcutta.

      Murty A. S. has been our Director and Senior Vice President, Global Human Resources since November 2000. He was Senior Vice President, Human Resources in 1999 and Senior Vice President of Strategic Business Unit I since 1994. Before joining our company, Mr. Murty was with Tata Consulting Services Limited for over 12 years. Mr. Murty holds a Master of Engineering degree from the Indian Institute of Science, Bangalore.

      Prabhat G. B. has been our Director, Horizontal Business Unit — Business Solution since November 2000. He is responsible for leading our business into the higher-end consulting service offerings. He was co-founder and Director, Strategic Business Unit of Satyam Renaissance Consulting from 1995, prior to which he worked for nearly 10 years for the TVS Group. Mr. Prabhat holds a Master of Science (Computer Sciences) degree from the Indian Institute of Technology, Chennai.

      Ram Mynampati has been our President, Commercial and Healthcare Businesses since October 2002. He was our Executive Vice President and Chief Operating Officer, Vertical Business Unit — Insurance, Banking and Financial Services, Healthcare since November 2000 and Executive Vice President, Strategic Business Units 1, 2 and 4 in 1999. He also provides executive leadership to our customer relationship with General Electric and oversees our industry groups which service the U.S. Government. Prior to joining Satyam, Mr. Mynampati has held key positions in large, multinational organizations, such as UNISYS and Southern California Gas Company. Mr. Mynampati holds a Master of Computer Science degree from California State University.

      Ravi Shanker Bommakanti has been our Director and Senior Vice President of Insurance Business Unit since April, 2004. Prior to this, he was responsible for the GE Strategic Relationship unit of Satyam for five years. Mr. Bommakanti was also responsible for managing the Dun and Bradstreet relationship for Satyam and in developing client-server competencies in Satyam. Prior to joining our company, Mr. Bommakanti worked with Citicorp in United States and India and Bankers Trust in Australia. Mr. Bommakanti is a Chartered Accountant with experience in Financial Services and Accounting.

      Shailesh Shah has been our Director and Senior Vice President — Corporate Strategy since September, 2004. Mr. Shah’s last employment was with Watson Wyatt (India), as its Managing Director. Spanning his 20 year career, Mr. Shah has worked with organizations like Price Waterhouse, The Strategy Consulting Group and the Hay Group. Mr. Shah holds a Bachelors degree in Mechanical Engineering from Bangalore University, a Masters in Science Industrial Engineering & Operations Research from Syracuse University and a Master of Business Administration degree from Drexel University, United States.

      Srinivas V. has been our Director, Senior Vice President and Chief Financial Officer since October 2002. He was our Senior Vice President and Chief Financial Officer since November 2000 and as Vice President and Chief Financial Officer from 1998. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. In addition, he holds a Bachelor of Law degree and a Master of Commerce degree from Osmania University, Hyderabad. He is also a director of Nipuna and Sify Limited.

      Subramanian D. has been our Director since October 2002. He is also Director and Senior Vice President — Manufacturing, Automotive, Energy, Oil and Gas and Utilities since April 2004. He was Senior Vice President — SAP — Manufacturing and Engineering practices since October 2002 and Vice President — SAP since joining our company in 1999. Mr. Subramanian graduated with a Master of Business Administration degree from Annamalai University, Tamil Nadu and is an associate member of the Institute of Cost and Works Accountants of India.

      Vijay Prasad Boddupalli has been our Director and Senior Vice President — EABIS (Enterprise Applications and Business Intelligence Solutions) business unit since April 2004. Prior to joining our company in 1996 Mr. Boddupalli worked in the United States and Australia. He started his career with Tata Consulting Services Limited, during which time he worked with American Express in the United Kingdom, Slavenburg’s bank in the Netherlands, New Zealand Post Office in New Zealand. Mr. Boddupalli has a Bachelor degree of Technology in Electronics & Communications Engineering, from Regional Engineering College, Warangal and a Masters degree of Technology in Computer Science from Indian Institute of Technology, Bombay.

      Virender Aggarwal is our Director and Senior Vice President — APAC-MEIA territories (Asia Pacific, Middle East, India and Africa) since April, 2004. He is responsible for management of business and delivery operations, which include the development centers across China, Australia, Malaysia, Singapore, Middle East and Japan. Prior to joining Satyam, Mr. Aggarwal was the head of a large Indian Software and Training Company operating out of Singapore. Mr. Aggarwal has completed his Masters in Management from BITS, Pilani and has more than 18 years’ experience, including eight years in general management positions. Mr. Aggarwal’s other assignments included working for management consultancy firm — AF Ferguson and Co in India, and various positions of responsibility in other organizations in the field of IT consulting.

Our ASOP and ESOP Plans

      We have three associate stock option plans: our Associate Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999. We also have the Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.

     ASOP

      The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust to administer the ASOP and issued warrants to purchase 13.0 million equity shares of Satyam. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants. Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.4), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. As of March 31, 2005, warrants (net of forfeited and cancelled) to purchase 11,805,860 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 11,565,360 equity shares have been exercised.

     ASOP B

      The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of the following: (a) the closing price of the shares on the date of the meeting of the Compensation Committee convened to grant the stock options, on the stock exchange where highest volumes are traded; or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. As of March 31, 2005, options (net of forfeited and cancelled) to purchase 30,889,452 equity shares have been granted to associates under this plan and warrants to purchase 4,059,137 equity shares have been exercised.

     ASOP ADS

      Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. The warrants issued under ASOP ADS can be granted at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. As of March 31, 2005, warrants (net of forfeited and cancelled) for 1,590,978 ADSs representing 3,181,956 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 333,077 ADSs representing 666,154 equity shares have been exercised.

     Nipuna ESOP

      Under the Nipuna ESOP options are granted at fair value to associates as determined by an independent valuer as of the date of grant. The options granted under the Nipuna ESOP vest in three equal trances at the end of the second, third and fourth year from the date of grant. As of March 31, 2005, options (net of forfeited and cancelled) for 813,578 equity shares have been granted to associates under the Nipuna ESOP, and no options to purchase equity shares have been exercised.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth as of May 3, 2005, certain information with respect to beneficial ownership of our equity shares by:

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each shareholder known to us to be the beneficial owner of 5% or more of our equity shares;

•	each selling shareholder who beneficially owns 1% or greater of our equity shares; and

•	all other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group.

      Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2005. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal or selling shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. Except as otherwise noted below, the address for each person listed on the table is c/o Satyam Technology Center, Bahadurpallay Village, Qutbullapur Mandal, R.R. District — 500855, Hyderabad, Andhra Pradesh, India. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

      The share numbers and percentages listed below are based on 319,658,813 equity shares outstanding, and include shares issuable upon exercise of outstanding options or warrants within 60 days of May 3, 2005. Amounts representing less than 1% are indicated with an “*.”

		Number of	Number of
		Equity Shares	Equity Shares	% of Equity Shares Beneficially Owned
		sold in the	sold in the	(excluding 1,350,360 equity shares held by
	Number of Equity	Offering	Offering	Satyam Associate Trust)
	Shares Beneficially	(excluding	(including
Beneficial Owner	Owned	optional shares)	optional shares)	Before this Offering	After this Offering(1)

Directors:
B. Ramalinga Raju(2)	13,872,000	—	—	4.36	4.36
B. Rama Raju(3)	15,193,000	—	—	4.77	4.77
V.P. Rama Rao(4)	2,000	—	—	*	*
Mangalam Srinivasan (Dr.)	—	—	—	—	—
Professor Krishna G. Palepu	—	—	—	—	—
Vinod K. Dham	—	—	—	—	—
All Directors and Executive Officers as group	30,591,537	—	—	9.61	9.61

		Number of	Number of
		Equity Shares	Equity Shares	% of Equity Shares Beneficially Owned
		sold in the	sold in the	(excluding 1,350,360 equity shares held by
	Number of Equity	Offering	Offering	Satyam Associate Trust)
	Shares Beneficially	(excluding	(including
Beneficial Owner	Owned	optional shares)	optional shares)	Before this Offering	After this Offering(1)

5% Shareholders:
Templeton Global Advisors Limited(5)	20,624,650	—	—	6.48	6.48
A/ C Templeton Funds, Inc. (Templeton Foreign Fund), 500 East Broward Boulevard, Suite 2100 Fort Lauderdale, Florida 33394-3091
Selling Shareholders:
Selling shareholders who own greater than 1% of our outstanding equity shares
Deutsche Securities Mauritius Limited(6)	8,135,075	2,112,596	2,559,422	2.56	1.89
Deutsche Bank AG, Kodak House, D. N. Road, Fort, Mumbai — 400001
Fidelity Management and Research Company(7)	14,736,122	2,038,484	2,258,129	4.63	3.99
c/o HSBC CNC, Central Services Centre, S.K. Ahire Marg, Worli, Mumbai 400030
Goldman Sachs Investments (Mauritius) I Ltd(6)	10,460,539	2,716,535	3,291,141	3.29	2.43
c/o Standard Chartered Bank, Securities Services, 23-25, M. G. Road, Fort, Mumbai — 400001
Government of Singapore	8,010,243	2,080,179	2,506,298	2.52	1.86
c/o Deutsche Bank AG, Securities and Custody Services, Kodak House, 222. Dr. D. N. Road, Fort, Mumbai — 400001
HDFC Trustee Company Limited	5,462,397	1,364,134	1,572,407	1.72	1.29
Citibank N.A., Custody Services, 77 Ramnord House, Dr. A. B. Road, Worli, Mumbai — 400018

		Number of	Number of
		Equity Shares	Equity Shares	% of Equity Shares Beneficially Owned
		sold in the	sold in the	(excluding 1,350,360 equity shares held by
	Number of Equity	Offering	Offering	Satyam Associate Trust)
	Shares Beneficially	(excluding	(including
Beneficial Owner	Owned	optional shares)	optional shares)	Before this Offering	After this Offering(1)

J.P.Morgan Fleming Asset Management (Europe) S.A.R.L. A/C Flagship Indian Investment Company (Mauritius) Limited(8)	4,421,286	1,148,164	1,391,007	1.39	1.03
c/o HSBC CNC, HSBC Central Services Centre, S. K. Ahire Marg, Worli, Mumbai — 400030
Life Insurance Corporation of India	8,973,786	2,000,000	2,000,000	2.82	2.19
Yogak Shema, Jeevan Bima Marg, Mumbai — 400021
Merrill Lynch Capital Markets Espana S.A. SVB(8)	13,118,022	3,031,290	3,031,290	4.12	3.17
Citibank N.A., Custody Services, 77 Ramnord House, Annie Besant Road, Worli, Mumbai — 400018
Templeton Mutual Fund(6)	8,420,425	2,179,473	2,616,649	2.65	1.96
Deutsche Bank AG, 222 Kodak House Fort, Mumbai — 400001
Unit Trust of India	3,789,904	975,617	1,117,840	1.19	0.88
HDFC Bank Ltd., Trade World, A Wing Ground Floor, Kamala Mills, Compound S. B. Marg, Lower Parel (W), Mumbai — 400013
All other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group(9)	30,461,209	6,440,488	7,655,817	9.57	7.55

(1)	Assuming no exercise of the Underwriters’ over-allotment option.

(2)	Includes 4,047,000 equity shares held by B. Ramalinga Raju’s wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.

(3)	Includes 3,874,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.

(4)	These shares held by V.P. Rama Rao’s wife, Gayatri Rama Rao. V.P. Rama Rao disclaims beneficial ownership of any equity shares held by Gayatri Rama Rao.

(5)	These shares are held among various affiliates of Templeton Global Advisors Limited. This information is derived from the Company’s shareholder records as of May 3, 2005.

(6)	This shareholder is an affiliate of a registered broker-dealer and shares owned by this shareholder were purchased in the ordinary course of business. At the time of the purchase of the shares offered, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(7)	These shares are held among various affiliates of Fidelity Management and Research Company. This information is derived from the Company’s shareholder records as of May 3, 2005. Based on Amendment 1 to Schedule 13G (File No. 005-62431) filed with the SEC on February 14, 2005, Fidelity Management and Research Company is a wholly-owned subsidiary of FMR Corp.

(8)	This shareholder is an affiliate of a registered broker-dealer and is an affiliate of a managing underwriter in this offering. The shares owned by this shareholder were purchased in the ordinary course of business. At the time of the purchase of the shares offered, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9)	Includes shareholders who are affiliates of registered broker-dealers. The shares owned by these shareholders were purchased in the ordinary course of business. At the time of the purchase of the shares offered, these shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

*	Less than 0.1% of total.

     Mr. Ramalinga Raju, our chairman, and Mr. Rama Raju, our managing director and chief executive officer, have advised us that they intend to donate (or sell and donate the proceeds of such sale) to a philanthropic organization operating in India. Mr. Ramalinga Raju and Mr. Rama Raju have also advised us that they currently expect to make such donation in the near future, and that they would each donate an amount of shares representing up to approximately 0.25% of our shares currently outstanding (or in total up to approximately 0.5% of our shares currently outstanding). Such donation would not be made in connection with this offering, and would be undertaken pursuant to an exemption from the registration requirements of the Securities Act. This proposed donation is not subject to the lock-up provisions described under “Principal and Selling Shareholders.”

THE INDIAN INVITATION TO PARTICIPATE

      We have prepared and sent to all holders of our equity shares an invitation to participate in this offering by submitting their equity shares for sale in this offering pursuant to Indian regulations. Our invitation to participate has been mailed to holders of equity shares. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to participate. Under Indian law, an issuer in India, such as our company, can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares. Sponsorship does not mean we are purchasing or causing the purchase of the equity shares directly or indirectly or recommending that holders participate in this offering. We are not purchasing any equity shares in this transaction. Equity shares will be purchased solely by the underwriters from the selling shareholders for sale in this offering. The ADS offering must be approved by the Foreign Investment Promotion Board, or FIPB. The FIPB by its letter dated January 5, 2005 has stated that the offering falls under the automatic route. However, we are required to make certain filings with the RBI as per the above mentioned letter of the FIPB.

      Under the terms of the invitation to participate, the related letter of transmittal, escrow agreement and other documents, the shares to be sold by the selling shareholders will be held in escrow by Citibank N.A., Mumbai, as escrow agent, until such time as they are required to be deposited with Citibank N.A., Mumbai, as custodian on behalf of Citibank N.A., New York, the Depositary, against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

DESCRIPTION OF EQUITY SHARES

      Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association and Memorandum of Association that are included as exhibits or incorporated by reference to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

The Company

      We are registered under number 01-7564 with the Registrar of Companies, Andhra Pradesh State, India. Our Memorandum and Articles of Association permit us to engage in a wide variety of activities, including all of the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging.

Share Capital Structure

      Our authorized share capital is 375,000,000 equity shares, par value Rs.2 per share. As of March 31, 2005, equity shares of 317,840,951 are issued and outstanding which excludes 1,424,340 equity shares issued to the Satyam Associate Trust and outstanding pursuant to our ASOP.

      The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue preference shares in addition to the equity shares. For the purposes of this document, “shareholder” means a shareholder who is registered as a member in the register of members of our company.

      As of March 31, 2005, options to purchase 11,805,860 shares under our ASOP, options to purchase 30,889,452 shares under our ASOP-B and options to purchase 1,590,978 ADSs representing 3,181,956 shares under our ASOP ADS, have been granted, net of cancellations. As of March 31, 2005, options to purchase 5,695,198 equity shares and 356,850 ADSs were outstanding. We currently have no convertible debentures or warrants (other than pursuant to the ASOP) outstanding.

Dividends

      Our board of directors has recommended a final dividend of Rs.3 per share for the fiscal 2005. This dividend will be paid out after the approval of our shareholders. We paid out dividends of Rs.1,722.7 million ($37.6 million), Rs.1,207.0 million ($26.2 million), Rs.469.0 million ($9.7 million) and Rs.279.0 million ($6.4 million) in fiscal 2005, 2004, 2003 and 2002, respectively.

      Under the Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid-up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association and the Companies Act, our board has discretion to declare and pay interim dividends without shareholders’ approval the amount of which must be deposited in a separate bank account within five days and paid to shareholders within 30 days of the declaration of dividends. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed during or before the annual general meeting or to his order or his banker’s order.

      The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30 day period must be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor

Education and Protection fund established by the Government of India. After the transfer to this fund, such unclaimed dividends may not be claimed.

      Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10.0% of its paid-up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid-up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15.0% of its paid-up capital.

      For additional information, please see “Dividends.” A tax of 12.8%, including the presently applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company. Additionally, the Finance Act, 2004 levies an education cess at the rate of 2.0% of such tax and surcharge after which the effective dividend distribution tax payable would be 13.06%.

Bonus Shares

      In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of fully paid-up bonus equity shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board and is distributed to shareholders in proportion to the number of equity shares owned by the shareholder. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Consolidation and sub-division of shares

      The Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Preemptive Rights and Issue of Additional Shares

      The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act and our Articles of Association, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted, it is deemed to have been declined and thereafter the board of directors is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company. Holders of ADSs may not be able to participate in any such offer. See “Description of American Depositary Shares — Other Distributions.”

General Meetings of Shareholders

      We must convene an Annual General Meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of the previous fiscal year, whichever is earlier to adopt the accounts for such fiscal year and to transact other businesses. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. In addition, we may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid-up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of mailing and day of meeting) before the date of the general meeting to the shareholders on record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

      The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the board. Our registered office is located at Mayfair Centre, S P Road, Secunderabad 500 003, Andhra Pradesh, India.

      Our Articles of Association provide that a quorum for a general meeting would require the attendance of at least five shareholders in person.

Voting Rights

      At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up value of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid-up capital held by such shareholder. The chairman of our board has a deciding vote in the case of any tie. For a description of voting of ADSs, please see “Description of American Depositary Shares — Voting Rights.”

      Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours before the meeting. Unless provided to the contrary in the Articles of Association, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and on a poll.

      Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, special resolutions such as amendments to our Articles of Association and the object clause of the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. Further, the Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under Section 146 of the Companies Act;

•	the issuance of shares with differential rights with respect to voting, dividend or other provisions of the Companies Act;

•	the sale of the whole or substantially the whole of an undertaking or facilities of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Companies Act;

•	varying the rights of the holders of any class of shares or debentures;

•	the election of a director by minority shareholders; and

•	the buy-back of shares.

Register of Shareholders; Record Dates and Transfer of Shares

      We maintain a register of shareholders. The register of shareholders in electronic form, is maintained through The National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period before the annual general meeting. The date on which this period begins is the record date.

      To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven day’s prior notice to the public before such closure. We may not close the register of shareholders for more than 30 consecutive days, and in no event for more than 45 days in a year. Trading and delivery of equity shares may, however, continue after the register of shareholders is closed.

Transfer of Shares

      Shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositaries and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

      SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

      The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

      Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Our equity shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other similar law, the Indian Company Law Board/ Indian Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, SEBI or certain other parties, direct a rectification of the records. It is a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within one month of the date of lodgment of transfer. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our board of directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our board of directors may refuse to register a transfer of shares if they have sufficient cause to do so.

      If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board seeking to register the transfer of equity shares. The Indian Company Law Board/ Indian Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us.

      Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by a duly stamped instrument of transfer in the form prescribed by the Companies Act and the rules there under together with delivery of the share certificates.

      We undertake the functions of a transfer agent ourselves. Certain foreign exchange control and security regulations apply to the transfer of equity shares by a non-resident or a foreigner. See “Restrictions on Foreign Ownership of Indian Securities.”

      We have entered into listing agreements with The Stock Exchange, Mumbai and the National Stock Exchange on which our outstanding equity shares are listed. It is a condition of our listing that if an acquisition of our equity shares results in the acquirer holding any securities beyond 5.0% of our voting capital, we and the acquirer shall be subject to the provisions of the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 1997. See “— Takeover Code and Insider Trading Regulations.”

Disclosure of Ownership Interest

      Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the nature and details of the beneficial owner’s interest in the shares. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement entered into by us, such holders and a depositary. For additional information regarding the deposit agreement, please see “Description of American Depositary Shares.”

Audit and Annual Report

      At least 21 days before the date of the annual general meeting of shareholders (excluding the day of mailing), we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Andhra Pradesh, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

Company Acquisition of Equity Shares and Reduction of Equity Share Capital

      Under the Companies Act, approval of at least 75.0% of a company’s shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Indian Companies Act and additionally listed public limited companies are required to comply with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

      ADS holders will be eligible to participate in a buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility in accordance with the Depositary Agreements and then selling those equity shares back to the Company. ADS holders should note that equity shares withdrawn from the depositary facility may only be re-deposited into the depositary facility under certain limited circumstances. See “Description of American Depositary Shares — Withdrawal of Equity Shares Upon Cancellation of ADSs.”

      There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the buy-back.

Redemption of Equity Shares

      Under the Companies Act, equity shares are not redeemable.

Discriminatory provisions in Articles

      There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

      Under the Companies Act and subject to the provisions of Articles of Association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not any less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provisions in the Articles of Association, such alteration or variation is permitted as long as it is not prohibited by the agreement governing the issuance of the shares of that class. Under the Companies Act, our Articles of Association may be altered by a special resolution of the shareholders.

Limitations on the Right to own Securities

      The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled “Restrictions on Foreign Ownership of Indian Securities” and “Risk Factors.”

Liquidation Rights

      Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid-up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to the amount paid up or credited as paid up on these equity shares, at the commencement of the winding up.

Takeover Code and Insider Trading Regulations

      Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, the Takeover Code, and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, the Insider Trading Regulations, which prescribes the thresholds or trigger points that give rise to these obligations.

      The most important features of the Takeover Code, as amended, are as follows:

      Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed) within two days of (a) the receipt of allotment information, or (b) the acquisitions of shares or voting rights, as the case may be. Such notification is also required upon acquisition of 10%, 14%, 54% and 74% of the outstanding shares or voting rights of a publicly listed company.

•	A person who holds more than 15.0% of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed).

•	Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

•	An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a minimum 20.0% of the shares of the company.

•	An acquirer who, together with persons acting in concert with him, holds between 15.0% and 55.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in any financial year unless such acquirer makes a public announcement offering to acquire a minimum 20.0% of the shares of the company, or such number of shares that would not result in the public shareholding in such company being reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis.

•	No acquirer is allowed to acquire shares or voting rights through market purchases and preferential allotment, which will entitle such acquirer to exercise more than 55.0% of the voting rights in a company other than in accordance with the Takeover Code.

•	Notwithstanding the above, any acquirer who seeks to acquire shares or voting rights whereby the public shareholding in the company may be reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis, may acquire such shares or voting rights only in accordance with the guidelines or regulations regarding delisting of securities specified by SEBI.

•	In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company unless the shareholders approve such change of control by way of a special resolution (through postal ballot).

      The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

      The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited if the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the “chain principle” by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

      The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and specified corporate bodies and individuals) is taking over a financially weak company but not a “sick industrial company” pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid-up capital and free reserves at the end of the previous financial year. A “sick industrial company” is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

      The Takeover Code does not apply to acquisitions involving the acquisition of shares (i) by allotment in a public rights issue (subject to compliance with certain terms and conditions), (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies provided it does not result in an indirect acquisition of a listed entity, (v) pursuant to a scheme of reconstruction or amalgamation; (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985 or (vii) in terms of the guidelines or regulations regarding delisting of securities specified or framed by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. The tender offer requirements under the Takeover Code do not apply to the acquisition of ADSs so long as such ADSs are not converted into equity shares. However, the acquisition of ADSs (irrespective of conversion into underlying equity shares) is subject to disclosure and reporting requirements under the Takeover Code.

      A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges.

      Pursuant to the Insider Trading Regulations, holders of equity shares exercising more than 5% of a listed company are required to report to the listed company any acquisition of equity shares which results in: (i) the shareholding of the acquirer to fall below 5%; or (ii) results in an increase or decrease in shareholding of more than 2%. All such disclosures are required to be made within four working days of such acquisition.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

      Citibank, N.A. as Depositary, will issue the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street — 14th Floor, New York, NY 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or “ADRs.” The depositary bank typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch, located at 81 Dr. Annie Besant Road, Worli, Mumbai, India 400018.

      We have appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement and any amendment to date is on file with the Securities and Exchange Commission under cover of a Registration Statement on Form F-6 (Reg. No. 333-13478). You may obtain a copy of the deposit agreement from the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

      We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

      Each ADS represents two equity shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in specified circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of equity shares will continue to be governed by the laws of India, which may be different from the laws in the United States.

      As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns new ADSs and will own ADSs at the relevant time.

Dividends and Distributions

      As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

      Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Equity Shares

      Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of equity shares with the custodian. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the equity shares deposited or modify the ADS-to-equity shares ratio, in which case each ADS you hold will represent rights and interests in the additional equity shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

      The distribution of new ADSs or the modification of the ADS-to-equity shares ratio upon a distribution of equity shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. To pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new equity shares so distributed.

      No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

      Whenever we intend to distribute rights to purchase additional equity shares, we will give prior timely notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

      The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.

      The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

      The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior timely notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

      The depositary bank will make the election available to you only if it is legally permitted, reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

      Whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will timely notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

      If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. To pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

      The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

      Whenever we decide to redeem any of the securities on deposit with the custodian, we will as soon as practicable notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro-rata basis, as the depositary bank may determine.

Changes Affecting Equity Shares

      The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such equity shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Equity Shares

      Under recent amendments to Indian regulations, the depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

      If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit equity shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the equity shares to the custodian.

      The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the equity shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

      If you are permitted to make a deposit of equity shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the equity shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such equity shares have been validly waived or exercised;

•	you are duly authorized to deposit the equity shares; and

•	the equity shares presented for deposit are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

      If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Equity Shares Upon Cancellation of ADSs

      As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying equity shares at the custodian’s offices, subject to the laws of India. To withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

      If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. Please also keep in mind that the Depositary will deliver the underlying shares only in uncertificated form.

      You will have the right to withdraw the securities represented by your ADSs at any time except for

•	Temporary delays that may arise because (i) the transfer books for the equity shares or ADSs are closed, or (ii) equity shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

      As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. The voting rights of holders of equity shares are described in “Description of Equity Shares — Voting Rights.”

      At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

      If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. If however, voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

      Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.

Fees and Charges

      As an ADS holder, you will or may be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to 5¢ per ADS issued
Cancellation of ADSs	Up to 5¢ per ADS canceled
Distribution of (a) cash dividend or (b) ADSs pursuant to stock dividend (or other free distribution of stock)	No fee so long as prohibited by the exchange upon which the ADSs are listed. If the charging of such fee is not prohibited, the fees specified above shall be payable in respect of a distribution of ADSs pursuant to stock dividends (or other free distribution of stock) and fee specified below shall be payable in respect of distributions of cash
Distribution of cash proceeds (i.e. upon the sale of rights and other entitlements) except cash dividends	Up to 2¢ per ADS held
Distribution of ADS pursuant to exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued

      As an ADS holder you will also be responsible to pay fees and expenses incurred by the depositary bank and taxes and governmental charges such as:

•	fees for the transfer and registration of equity shares (i.e., upon deposit and withdrawal of equity shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when equity shares are deposited or withdrawn from deposit);

•	fees and expenses as incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to equity shares, deposited securities, ADSs and ADRs; and

•	fees and expenses incurred by the depositary bank in connection with the delivery of deposited securities.

      We have agreed to pay other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

      We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial existing rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement). You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs (except as permitted by law).

      We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

      Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those equity shares on the same terms as before the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

      The depositary bank will maintain ADS holder records at its depositary office and shall generally make such records available for your inspection but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

      The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

      The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in equity shares, for the validity or worth of the equity shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association or Memorandum of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or Memorandum of Association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of equity shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

      The depositary bank may, in limited circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

      You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

      The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

      The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is reasonably practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practicable or lawful, or if any required approvals or license are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

      The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. This Act, when read together with a series of regulations issued thereunder by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

Foreign Direct Investment

Issuances by the Company

      Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the FIPB, or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code, and ownership restrictions based on the nature of the foreign investor. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted in the IT industry.

Subsequent Transfers

      Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines and the ownership restrictions based on the nature of the foreign investor (as described below). Transfer of shares from residents to non-residents, which trigger the provision of the Takeover Code require prior approval of the Government of India or possibly the RBI. If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

      Transfers between two non-residents are not subject to RBI approvals or compliance with pricing guidelines. However, for industries other than the information technology sector, approval from the Government of India would be required if the transferee of shares have an existing venture in India in the same field, unless the existing venture is sick or defunct or the investment of the parties in the existing venture is less than 3%.

Portfolio Investment by Non-Resident Indians

      Investments by persons of Indian nationality or origin residing outside of India, or NRIs, or registered Foreign Institutional Investors, or FIIs made through a stock exchange are known as portfolio investments.

      NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid-up value of the shares issued by a company, subject to the condition that the aggregate paid-up value of shares purchased by all NRIs does not exceed 10% of the paid-up capital of the company. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

      Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Institutional Investors

      Currently, FIIs such as pension funds, investment trusts and asset management companies, are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investment by FIIs in certain sectors, such as the print media sector, are prohibited.

      SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares. However, a corporate sub-account may not hold more than 5% of the total equity shares.

      In most cases, under SEBI and the RBI regulations, unless the approval of the board of directors is obtained and a special resolution to this effect is passed by the shareholders, FIIs in aggregate may hold no more than 24% of an Indian company’s equity shares. However, we have obtained the required stockholder approval and aggregate FIIs’ ownership in our company may go up to 60% of our share capital, subject to the 10% individual holding limitation described above.

      There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisors about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

ADSs

Issue of ADSs

      Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as modified from time to time. The 1993 Regulations are in addition to the other policies or facilities, as described above, relating to investments in Indian companies by foreign investors.

Fungibility of ADSs

      In March 2001, the RBI amended the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000 and established two alternative methods to allow equity shares to be converted into and sold as ADSs.

      Firstly, a registered broker in India can purchase shares of an Indian company that has issued ADSs on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

•	the shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian to the ADS offering of the Indian company and are deposited with the custodian;

•	the shares purchased for conversion into ADSs do not exceed the number of shares that have been released by the custodian pursuant to conversions of ADSs into equity shares under the deposit agreement; and

•	a non-resident investor, broker, the custodian and the depositary comply with the provisions of the 1993 Regulations and any related guidelines issued by the Indian Government from time to time.

      Secondly, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the price of the offering is determined by the managing underwriters of the offering;

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy (as described above) in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

      The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

      The current offering is being made under this second alternative.

Transfer of ADSs and Surrender of ADSs

      A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement. Under Indian regulations, the re-deposit of these equity shares with the depositary to ADSs may not be permitted.

GOVERNMENT OF INDIA APPROVALS

      The ADS offering is required to be approved by the FIPB. We have received a letter dated January 5, 2005 from the FIPB stating that the offering falls under the automatic route. We are also required to make certain filings with the RBI as per the above mentioned letter of the FIPB. A copy of the FIPB’s letter dated January 5, 2005 will be available for public inspection at our registered office at Mayfair Centre, S P Road, Secunderabad 500 003, Andhra Pradesh, India. We have obtained our shareholders’ approval at a meeting held on January 7, 2005.

      We will be required to furnish full particulars of the issue, including the number of ADRs issued, the percentage of the foreign shareholding in our company after this offering and detailed parameters of the issue to the RBI within 30 days of this offering.

      Pursuant to the Indian regulations in force concerning sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

•	the ADSs must be offered at a price determined by the lead manager of such offering;

•	all equity holders may participate;

•	the issuer must obtain the prior approval of the FIPB;

•	the issuer must obtain special shareholder approval; and

•	the proceeds must be repatriated to India within one month of the closure of the issue.

TAXATION

      The following summary of the material Indian and United States federal income and estate tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this document, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our equity stock, such as the tax consequences under state, local and other tax laws.

Indian Taxation

      General. The following is a summary of the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not, and represents the opinion of Crawford Bayley & Co. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and 115ACA of the Income-tax Act and the 1993 Regulations as amended on January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC and 115ACA may be amended or changed by future amendments of the Income-tax Act.

      We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisors on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

      Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more if within the four preceding years he/she has been in India for a period or periods amounting to 365 days or more; or

•	182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

•	182 days or more, in the case of a citizen of India who leaves India for the purposes of employment outside India in any previous year and has within the four preceding years been in India for a period or periods amounting to 365 days or more.

      A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not resident of India would be treated as non-residents for purposes of the Income-tax Act.

      Taxation of Distributions. There is no withholding tax on dividends paid to shareholders. However, the company paying the dividend would be subject to a dividend distribution tax of 12.8% including the presently applicable surcharge of 2.5%, of the total amount it distributes, declares or pays as a dividend. Additionally, the Finance Act, 2004 levies an education cess at the rate of 2.0% of such tax and surcharge after which the effective dividend distribution tax payable would be 13.1%.

      Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “— Stamp Duty and Transfer Tax.”

      Taxation of Capital Gains. Any gain realized on the sale of ADSs by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax.

      The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act, 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

      Capital gains arising to the non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be liable for income tax under the provisions of the Income-tax Act.

      With effect from October 1, 2004 any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident or to a non-resident investor in India will not be subject to Indian capital gains tax if the STT has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which shares are sold at the rate of 0.075% from the seller and at the rate of 0.075% from the purchaser on the total price at which the equity shares are sold.

      Any gain realized on the sale of equity shares to an Indian resident, whether in India or outside India, or to a non-resident in India, on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the rate of 2.0% of sale of shares on which no STT is paid. For the purpose of computing capital gains tax on the sale of the equity shares under section 115AC, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or NSE as on the date on which the relevant depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from the ADSs will be determined on the basis of the price prevailing on the BSE or the NSE on the date of conversion into shares. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant depositary to its custodian.

      Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an education cess at the rate of 2.0%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the rate of 2.0% The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India, or India Double Taxation Avoidance Agreement, with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.

      The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares.

      It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs.

      It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs.150,000.

      Capital Losses. Neither section 115AC nor the 1993 Regulations deals with capital losses arising on a transfer of equity shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains. A long-term capital loss can be set off only against a long-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the usual assessment procedures.

      Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income-tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income-tax Act on the transfer of securities defined in Section 115 AD of the Income-tax Act.

      Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

      Tax Treaties. Currently divided income is not subject to tax in India in the hands of the holder of the equity shares. If any equity shares are held by a non-resident investor following withdrawal thereof from the depositary facility under the deposit agreements, the double taxation treaty, if any, entered into by India with the country of residence of such non-resident investor will be applicable to taxation with respect to any capital gain arising from transfer of such equity shares or the ADSs. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the India Double Taxation Avoidance Agreement entered into by the Government of India with the country of residence of the Depositary will be applicable in the matter of taxation of capital gains, if any, on ADSs.

      Stamp Duty and Transfer Tax. Our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares which may be delivered in physical form), and accordingly, there would be no stamp duty in India on transfer of these equity shares in dematerialized form. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs.0.30 per share certificate or per share. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares in physical form from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty.

      Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depositary as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors in this context.

      Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, no estate duty would be applicable to non-resident holders. Non-resident holders are advised to consult their own tax advisors in this context.

      Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India is subject to a service tax of 10%, excluding surcharges and education cess. There is an additional add on tax at the rate of 2.0%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

      Recent Developments — Budget. The Finance Bill (No. 2) (“Finance Bill”), has proposed, among others, the following:

•	Reduction of rate of tax on domestic companies from 35% to 30%. However surcharge is to be increased from 2.5% to 10%.

•	Increase of surcharge on dividend distribution tax from 2.5% to 10%.

•	Additional income tax on fringe benefits (provided or deemed to be provided) payable by employers at the rate of 30% plus surcharge of 10% and education cess of 2%. This fringe benefit tax would be payable whether the employer is liable to income tax or not and the same would not be allowed as a deductible expenditure; and

•	Increase in STT to 0.1% for delivery based transactions and to 0.02% for non-delivery based transactions.

      The above proposals may be subject to amendment or modification, and will only become effective upon their approval by the Parliament of India.

U.S. Taxation

      The following discussion describes the material U.S. federal income tax consequences under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

      PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR

CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR EQUITY SHARES.

      The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or equity shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      If a partnership holds ADSs or equity shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships holding ADSs or equity shares should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of ADSs or equity shares.

      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes.

      The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury.

Dividends

      Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or the equity shares will generally be includable in your gross income in the year received as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in the ADSs or the equity shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or equity shares) and thereafter as capital gain. No dividends received deduction will be allowed for U.S. federal income tax purposes with respect to dividends paid by us. With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2009, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) either (a) we are eligible for the benefits of the income tax treaty between the United States and India or (b) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or equity shares.

      The amount of any distribution paid in Indian rupees will be equal to the U.S. dollar value of such Indian rupees on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of equity shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian rupees will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

      For foreign tax credit purposes, dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income”. Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder will not be able to claim a U.S. foreign tax credit for any Indian taxes imposed with respect to distributions on equity shares or ADSs (as discussed under “Indian Taxation — Taxation of Distributions.”).

Sale or Other Disposition of ADSs or Equity Shares

      Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ADSs or equity shares, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such ADSs or equity shares. Any such gain or loss will generally be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the ADSs or the equity shares exceeds one year. If you are a non-corporate U.S. Holder, including an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

      Because capital gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of equity shares or ADSs (as discussed under “Indian Taxation — Taxation of Capital Gains”) may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket.

Stamp Duty and Transfer Tax

      A U.S. Holder generally will not be able to claim a U.S. foreign tax credit for any Indian stamp duty for which such U.S. Holder is liable (as discussed under “Indian Taxation — Stamp Duty and Transfer Tax”) and which is paid by such U.S. Holder. You should consult your tax advisor regarding the effect of payment of any Indian stamp duty.

Passive Foreign Investment Company

      A non-U.S. corporation is considered a passive foreign investment company (a “PFIC”) for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

      We do not anticipate that we will be a PFIC for the current taxable year ending March 31, 2005 or for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we were classified as a PFIC for any taxable year during which you held our ADSs or equity shares, you could be subject to materially adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, ADSs or equity shares.

      You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or equity shares.

U.S. Information Reporting and Backup Withholding

      Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange or redemption of ADSs or equity shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

      We, the selling shareholders and the underwriters for the offering, or the Underwriters, named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, including, without limitation the successful completion of the Indian Invitation to Offer, each Underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Merrill Lynch International, J.P. Morgan Securities Inc. and Citigroup Global Markets Limited are the representatives of the Underwriters.

Underwriters	Number of ADSs

Merrill Lynch International
J.P. Morgan Securities Inc.
Citigroup Global Markets Limited
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Gilford Securities Incorporated
Janney Montgomery Scott LLC

Total	13,043,480

      The Underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

      The selling shareholders have granted an option to the Underwriters to purchase up to 1,956,520 additional ADSs at the public offering price less the underwriting discount. The Underwriters may exercise this option within seven days from the date of this document solely to cover any over-allotments. If the Underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that Underwriter’s initial amount reflected in the above table.

      The following table shows the per ADS and total underwriting discounts and commissions to be paid to the Underwriters by the selling shareholders as well as the percentage these discounts and commissions represent of the total amount of the offering. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ over-allotment option to purchase 1,956,520 additional ADSs, representing up to an additional 3,913,040 equity shares.

Paid by the selling shareholders

	No Exercise		Full Exercise

Per ADS	$	%	$	%
Total	$	%	$	%

      The ADSs sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the Underwriters to securities dealers may be sold at a discount of up to $           per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the Underwriters to certain other brokers or dealers at a discount of up to $           per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representatives may change the public offering price and the other selling terms.

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          , including registration fees of $          , printing fees of approximately $          , professional fees of approximately $          , directors’ and officers’ insurance premiums related to this offering of approximately $          and other expenses of approximately $          .

      The selling shareholders are paying all expenses of the offering, including underwriting discounts and commissions.

      We, Mr. B. Ramalinga Raju and Mr. B Rama Raju, have agreed, with exceptions, not to sell or transfer any equity shares for 120 days after the date of this document, subject to extension of up to 18 days, without first obtaining the written consent of the representatives. Specifically, we, Mr. B. Ramalinga Raju and Mr. B Rama Raju have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any equity share or ADS;

•	sell any option or contract to purchase any equity share or ADS;

•	purchase any option or contract to sell any equity share or ADS;

•	grant any option, right or warrant for the sale of any equity share or ADS;

•	lend or otherwise dispose of or transfer any equity share or ADS;

•	file a registration statement related to the equity share or ADS; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any equity share or ADS whether any such swap or transaction is to be settled by delivery of equity shares, ADSs or other securities, in cash or otherwise.

      This lock-up provision applies to equity shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with any equity share or ADS. It also applies to equity shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lock-up provision does not apply to the proposed donation of shares described under “Principal and Selling Shareholders”. In addition, we have agreed not to facilitate any conversions or exchanges of any equity shares into ADSs for 120 days after the date of this document, subject to extension of up to 18 days, without first obtaining the written consent of the representatives.

      We have been advised by the underwriters that Merrill Lynch International and Citigroup Global Markets Limited expect to make offers and sales in the United States through their US registered broker-dealer affiliates, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., respectively.

      This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the “Australian Corporations Act”) and will not be lodged with the Australian Securities and Investments Commission. ADSs will be offered to persons who receive offers in Australia only to the extent that such offers of ADSs do not need disclosure to investors under Part 6D.2 of the Australian Corporations Act. Any offer of ADSs received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. In particular, offers for sale of ADSs will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by Section 708 of the Australian Corporations Act. Any person to whom ADSs are sold pursuant to an exemption under Section 708 of the Australian Corporations Act must not, within 12 months after the sale, permit offers for sale of those ADSs to be received in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

      This document has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The ADSs have not been offered or sold, and may not be offered, sold or delivered, directly or indirectly, in Denmark, except in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued under Chapter 12 of the Danish Act on Trading in Securities.

      The ADSs will not be offered or sold, directly or indirectly, to the public in the Republic of France and all offers and sales of ADSs will be made in the Republic of France only to qualified investors as defined and in accordance with Articles L.411-1 and L.411-2 of the French Code monétaire et financier and Decree No 98-880 dated October 1, 1998 relating to offers to qualified investors. In addition, neither this prospectus nor any offering material relating to our ADSs has been distributed or caused to be distributed or will be distributed or caused to be distributed in the Republic of France, other than to those investors to whom offers and sales of the ADSs may be made as described in this paragraph.

      This document is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 8, 1998 and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstlienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. No ADSs have been offered or sold, no ADSs may be offered or sold, and no copies of this document or any document relating to the ADSs may be distributed, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third parties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and no steps have been, or will be, taken which would constitute a public offering of the ADSs in Germany.

      The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) no ADSs have been offered, sold or delivered, no ADSs may be offered sold or delivered, and no copies of this document or any other document relating to the ADSs may be distributed, in the Republic of Italy, unless such offer, sale or delivery of ADSs or distribution of copies of this document or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996, and may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this document in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

      The ADSs will not be offered or sold in Hong Kong by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws in Hong Kong) will be issued other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.

      No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia pursuant to the

Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the ADSs is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The ADSs will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within anyone of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

      The ADSs will not be offered, transferred, delivered or sold in or from The Netherlands as part of any initial distribution or as part of any re-offering, and the ADSs will not be distributed or any other document in respect of the offering in or from The Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

      This document has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. No ADSs have been offered or sold, and may not be offered or sold, to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish an offering memorandum under the Norwegian Securities Trading Act 1997 shall be applicable.

      The offer of ADSs has not been registered with the Portuguese Securities Market Commission (“CMVM”). No action has been or will be taken that would permit a public offering of any of the ADSs in Portugal. No ADSs may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, (i) no offer has been addressed to more than 200 (non-institutional) Portuguese investors, and (ii) no offer has been preceded or followed by prospecting or solicitation of investment intentions, by promotion or solicitation to unidentified investors or followed by publication of any promotional material.

      This document has not been registered as an offering memorandum or information memorandum with the Monetary Authority of Singapore. No advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. No ADSs may be offered or sold, no ADSs will be made the subject of an invitation for subscription or purchase, and this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the Securities and Futures Act;

•	to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

      The offer of the ADSs has not been registered with the Comisión Nacional del Mercado de Valores.

      Accordingly, the ADSs will not be offered or sold in the Kingdom of Spain nor will any document or offer materials be distributed in Spain or targeted to Spanish resident investors except in compliance and in accordance with the requirements of the Spanish Securities Market Law, as amended, and the Royal Decree 291/1992, 27 March as amended, and the regulations issued thereunder.

      This document has not been approved by or registered with the Swedish Financial Supervisory Authority. No ADSs have been offered or sold, and no ADSs may be offered or sold, to persons in

Sweden except to a “closed circle” or not more than 200 pre-selected, nonsubstitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

      This document does not constitute a offering memorandum within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). This Offer or the ADSs have not been and will not be approved by any Swiss regulatory authority.

      This document is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the United Arab Emirates Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other United Arab Emirates Exchange.

      The ADSs may not be offered or sold prior to the date six months after the date of delivery of the ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. All sales of ADSs will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done in relation to the offering and the ADSs in, from or otherwise involving the United Kingdom. No person may communicate or caused to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any ADSs in circumstances in which Section 21(i) of the FSMA does not apply to us.

      No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus, or any other material relating to us, the selling shareholders or the ADSs, in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

      No prospectus may be distributed directly or indirectly in India to the residents of India and the Underwriters may not offer or sell, directly or indirectly, any ADSs in India to, or for the account or benefit, of any resident of India.

      A prospectus in electronic format may be made available on the website maintained by one or more underwriters or securities dealers. The representatives of the Underwriters may agree to allocate a number of ADSs to the Underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the Underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the Underwriters to securities dealers who resell ADSs to online brokerage account holders.

      In order to facilitate the offering of ADSs, the Underwriters may purchase and sell equity shares and/or ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the Underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the Underwriters in the open market prior to the completion of the offering.

      The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such Underwriter in stabilizing or short covering transactions.

      Any of these activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

      As of                     , affiliates of                     ,                     and                     owned approximately (i)                     , (ii)                     , and (iii)                     of our equity shares, respectively. These affiliates of the Underwriters may choose to sell a portion of their equity shares and, as such, may participate in the Indian Invitation to Offer on a pari passu basis and upon the same terms and conditions applicable to all holders of our equity shares.

      The number of shares being sold by the selling shareholders in the offering, including those that may be sold by affiliates of our Underwriters, will not be determined until the closing of the Indian Invitation to Participate, which will occur shortly before pricing of the offering. As such, there is a possibility that 10% or more of the net offering proceeds, not including underwriting compensation, may be paid to NASD members participating in the distribution of the offering or associated or affiliated persons of such members. In such an event, the offering will be made pursuant to the provisions of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

      We and the selling shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

      Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

      The representatives of the Underwriters may be contacted at the following addresses: Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom; J.P.Morgan Securities Inc., 277 Park Avenue, Floor 20, New York, New York 10172; and Citigroup Global Markets Limited, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

LEGAL MATTERS

      Some matters in connection with the global offering will be passed upon for Satyam by Latham & Watkins LLP. The validity of the equity shares represented by the ADSs offered hereby and the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India will be passed upon by Crawford Bayley & Co., Mumbai, India, Indian counsel for Satyam. Matters in connection with this offering will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, counsel for the underwriters. Matters in connection with this offering under Indian law will be passed upon on behalf of AZB & Partners, Indian counsel for the Underwriters. Latham & Watkins LLP may rely upon Crawford Bayley & Co. with respect to matters governed by Indian law.

INDIAN FINANCIAL ADVISOR

      In connection with the offering, Enam Financial Consultants Pvt. Ltd., or Enam, and its affiliates is the Indian financial advisor to Satyam. Enam, together with its affiliates, officers and directors and their immediate family members do not own any of our equity shares.

EXPERTS

      The consolidated financial statements and financial statement schedule of Satyam as of March 31, 2005 and 2004 and for each of the three years in the period ended March 31, 2005 included herein and incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended March 31, 2005 have been so included and incorporated in reliance on the report of Price Waterhouse, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We will furnish to you, through the Depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our equity shares.

      We have filed with the SEC a registration statement on Form F-3 and a registration statement on Form F-6 under the Securities Act with respect to the offered ADSs. This prospectus, which is a part of the registration statement on Form F-3, does not contain all of the information set forth in these registration statements. Statements made in this prospectus as to the contents of any contract, agreement or other document, are not necessarily complete. Where we have filed a contract, agreement or other document as an exhibit to these registration statements, we refer to the exhibit for a more complete description of the matter involved, and each of our statements in this prospectus with respect to that contract, agreement or document is qualified in its entirety by such reference.

      We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

      We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 28, 2005; and

•	All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the Securities and Exchange Commission on or after the date on which the registration statement is first filed with the Securities and Exchange Commission and until the termination or completion of the offering of the offered ADSs.

      Our annual report on Form 20-F for the fiscal year ended March 31, 2005 contains a description of our business and audited consolidated financial statements with a report by our independent registered public accounting firm. These financial statements are prepared in accordance with generally accepted accounting principles applicable in the United States, or U.S. GAAP.

      Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Mr. Jayaraman G., Vice President — Corporate Affairs & Company Secretary

Satyam Computer Services Limited
Satyam Technology Center
Bahadurpallay Village
Qutbullapur Mandal, R.R. District-500855
Hyderabad, Andhra Pradesh
India
Tel. No.: +91-40-5523-3505

      You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

SATYAM COMPUTER SERVICES LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Satyam Computer Services Limited:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse

Secunderabad, India

April 21, 2005

Satyam Computer Services Limited

Consolidated Balance Sheets

	As of March 31,

	2005	2004

	(Thousands of US
	Dollars except per
	share data and as
	stated otherwise)
ASSETS
Current assets
Cash and cash equivalents	$129,815	$86,730
Investments in bank deposits	—	332,133
Accounts receivable, net of allowance for doubtful debts	160,923	133,827
Unbilled revenue on contracts	17,029	2,749
Deferred income taxes	9,090	6,081
Prepaid expenses and other receivables	16,103	32,905

Total current assets	332,960	594,425
Investments	—	2,793
Investments in bank deposits	411,623	—
Investments in associated companies	23,244	24,274
Premises and equipment, net	84,052	68,466
Goodwill, net	15,458	15,536
Other assets	16,789	8,274

Total assets	884,126	713,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debts	4,836	2,356
Accounts payable	10,894	8,383
Accrued expenses and other current liabilities	64,754	46,674
Unearned and deferred revenue	5,642	1,883

Total current liabilities	86,126	59,296
Long-term debts, excluding current portion	1,137	1,826
Deferred income taxes	8,939	8,757

Total liabilities	96,202	69,879

Contingencies and Commitments (Note No. 17)
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23)* per share	20,000	10,000
(100 million preference shares authorized, 91,009,999 and 45,669,999 preference shares issued as of March 31, 2005 and 2004 respectively)
Shareholders’ equity
Common stock — par value Rs.2 (US$0.05)* per equity share	17,355	17,222
(375 million equity shares authorized, 319,265,291 and 316,251,710 equity shares issued as of March 31, 2005 and 2004 respectively)
Additional paid-in capital	433,611	416,176
Shares subscribed but unissued	102	43
Deferred stock-based compensation	(289)	(13)
Retained earnings	288,979	172,825
Accumulated other comprehensive income	29,637	29,380

	769,395	635,633
Shares held by the SC-Trust under associate stock option plan	(1,471)	(1,744)
(1,424,340 and 1,687,680 equity shares as of March 31, 2005 and 2004 respectively)

Total shareholders’ equity	767,924	633,889

Total liabilities and shareholders’ equity	$884,126	$713,768

* The par value in US$ has been converted at the closing rate as of March 31, 2005, 1US$ = Rs 43.62

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Income

	Year ended March 31,

	2005	2004	2003

	(Thousands of US Dollars except per
	share data and as stated otherwise)
Revenues	$793,597	$566,372	$459,207
Cost of revenues
(Includes stock-based compensation of US$775, US$853 and US$1,591 for the years ended March 31, 2005, 2004 and 2003 respectively)	(506,776)	(343,596)	(275,219)

Gross profit	286,821	222,776	183,988
Selling, general and administrative expenses
(Includes stock-based compensation of US$1,193, US$772 and US$2,930 for the years ended March 31, 2005, 2004 and 2003 respectively)	(124,325)	(101,627)	(116,893)
Impairment of other non marketable investments	—	—	(3,299)
Reversal of put option charge	—	—	19,843

Total operating expenses	(124,325)	(101,627)	(100,349)

Operating income	162,496	121,149	83,639
Interest income	22,339	20,309	7,158
Interest expense	(458)	(471)	(800)
Gain on sale of shares in associated companies/ other investments	66	2,652	830
Loss on foreign exchange transactions	(4,611)	(8,874)	(4,757)
Other income/(expense), net	326	2,270	(1,746)

Income before income taxes and equity in earnings/(losses) of associated companies	180,158	137,035	84,324
Income taxes	(25,304)	(22,544)	(9,769)
Minority Interest	—	—	11,082

Income before equity in earnings/(losses) of associated companies	154,854	114,491	85,637
Equity in earnings/(losses) of associated companies, net of taxes	(1,094)	(2,631)	(3,339)

Net income	$153,760	$111,860	$82,298

Earnings per share:
Basic	$0.49	$0.36	$0.26
Diluted	$0.48	$0.35	$0.26
Weighted average number of shares used in computing earnings per share — (in thousands)
Basic	316,184	313,155	311,797
Diluted	323,569	317,057	318,658

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

						Accumulated
	Common Stock		Additional	Deferred		Other	Shares Held	Total
			Paid-In	Stock-based	Retained	Comprehensive	by	Shareholders’
	Shares	Par Value	Capital	Compensation	Earnings	Income/(Loss)	SC-Trust	Equity

	(Thousands of US Dollars except per share data and as stated otherwise)
Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$14,526	$(36,727)	$(3,598)	$394,364
Net income	—	—	—	—	82,298	—	—	82,298
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	16,612	—	16,612
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2

Total Comprehensive income	—	—	—	—	—	—	—	98,912
Issuance of common stock, net of issuance cost	2,800	2	10	—	—	—	—	12
Loss on dilution of interest in Sify on its issuance of new shares, net of taxes	—	—	(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	1,745	(1,745)	—	—	—	—
Amortization of deferred stock- based compensation	—	—	—	3,380	—	—	—	3,380
Shares transferred by SC-Trust to employees	—	—	600	—	—	—	1,315	1,915
Cash dividend paid at the rate of US$ 0.03 per share	—	—	—	—	(9,686)	—	—	(9,686)

Balance as of March 31, 2003	314,542,800	$17,146	$406,704	$(876)	$87,138	$(20,113)	$(2,283)	$487,716

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

							Accumulated
	Common Stock		Additional	Shares	Deferred		other	Shares held	Total
			paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

	(Thousands of US Dollars except per share data and as stated otherwise)
Balance as of March 31, 2003	314,542,800	$17,146	$406,704	—	$(876)	$87,138	$(20,113)	$(2,283)	$487,716
Net income	—	—	—	—	—	111,860	—	—	111,860
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	49,493	—	49,493

Total Comprehensive income	—	—	—	—	—	—	—	—	161,353
Issuance of common stock	1,708,910	76	8,309	—	—	—	—	—	8,385
Shares subscribed but unissued	—	—	—	$43	—	—	—	—	43
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	15	—	—	—	—	—	15
Deferred stock-based compensation	—	—	762	—	(762)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,625	—	—	—	1,625
Shares transferred by SC-Trust to employees	—	—	386	—	—	—	—	539	925
Cash dividend paid at the rate of US$0.08 per share	—	—	—	—	—	(26,173)	—	—	(26,173)

Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

							Accumulated
	Common Stock		Additional	Shares	Deferred		other	Shares held	Total
			paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

	(Thousands of US Dollars except per share data and as stated otherwise)
Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889
Net income	—	—	—	—	—	153,760	—	—	153,760
Other comprehensive income/(loss) Gain on foreign currency translation	—	—	—	—	—	—	257	—	257

Total Comprehensive income									154,017
Issuance of common stock	3,013,581	133	14,674	(43)	—	—	—	—	14,764
Shares subscribed but unissued	—	—	—	102	—	—	—	—	102
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	258	—	—	—	—	—	258
Deferred stock-based compensation	—	—	2,244	—	(2,244)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,968	—	—	—	1,968
Shares transferred by SC-Trust to employees	—	—	259	—	—	—	—	273	532
Cash dividend paid at the rate of US$0.12 per share	—	—	—	—	—	(37,606)	—	—	(37,606)

Balance as of March 31, 2005	319,265,291	$17,355	$433,611	$102	$(289)	$288,979	$29,637	$(1,471)	$767,924

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Cash Flows

	Year ended March 31,

	2005	2004	2003

	(Thousands of US Dollars except
	per share data and as stated
	otherwise)
Cash Flows From Operating Activities
Net income	$153,760	$111,860	$82,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment of premises and equipment	25,049	24,397	35,982
Impairment of other non marketable investments	—	—	3,299
Amortization of license fees	—	—	1,195
Stock-based compensation	1,968	1,625	4,521
Deferred income taxes	(1,910)	(1,016)	(3,768)
Gain on sale of shares in associated companies/ other investments	(66)	(2,652)	(830)
Loss on sale of premises and equipment	257	265	67
Amortization of discount on share warrants issued to TRW and change in fair value of put option	—	—	(11,898)
Minority Interest	—	—	(11,082)
Equity in earnings/(losses) of associated companies, net of taxes	1,094	2,631	3,339
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(40,716)	(22,510)	(15,367)
Prepaid expenses and other receivables, net	16,660	(24,710)	(505)
Other assets, net	(7,969)	4,974	(2,673)
Accounts payable	2,483	(4,151)	(435)
Accrued expenses and other current liabilities	17,136	(1,500)	12,520
Unearned and deferred revenue	3,502	(2)	3,510
Other liabilities	—	—	(1,633)

Net cash provided by operating activities	171,248	89,211	98,540

Cash Flows From Investing Activities
Proceeds from maturity of bank deposits	332,133	—	—
Investments in bank deposits	(411,466)	(45,406)	(259,321)
Purchase of premises and equipment	(39,036)	(16,745)	(10,989)
Proceeds from sale of premises and equipment	281	156	148
Expenditure on license fees	—	—	(623)
Acquisitions and investments in associated companies	—	—	(5,121)
Purchase of investments	(7,555)	(4,181)	(2,228)
Proceeds from sale of shares in associated companies	—	4,252	4,000
Proceeds from sale of other investments	10,198	1,772	2,175

Net cash used in investing activities	(115,445)	(60,152)	(271,959)

Cash Flows From Financing Activities
Proceeds from short-term debts	1,686	—	—
Repayments of short-term debts	—	(2,500)	(2,439)
Proceeds from long-term debts	243	1,768	1,410
Repayment of long-term debts	(2,152)	(3,350)	(3,356)
Issuance of common stock	15,296	9,310	1,926
Shares subscribed but unissued	102	43	—
Issuance of Preferred stock by subsidiary, net of issuance cost	9,512	9,441	—
Cash dividends paid	(37,606)	(26,173)	(9,686)

Net cash used in financing activities	(12,919)	(11,461)	(12,145)
Effect of exchange rate changes on cash and cash equivalents	201	6,930	4,312

Net change in cash and cash equivalents	43,085	24,528	(181,252)

Cash and cash equivalents at the beginning of the year	86,730	62,202	243,454

Cash and cash equivalents at the end of the year	$129,815	$86,730	$62,202

Supplementary information:
Cash paid during the year for:
Income taxes	$25,359	$31,877	$4,486
Interest	458	471	553
Non-cash items:
Capital leases and hire purchase	$2,028	$1,318	$1,100

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

1.     Description of Business

      Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

      Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

      Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

2.	Summary of Significant Accounting Policies

a) Principles of Consolidation and Basis of Presentation

      The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.

      Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.

      Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

      On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

      The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b) Use of Estimates

      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

c) Foreign Currency Translation

      The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

      Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.

d) Revenue Recognition

      Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

      Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

      Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the years ended March 31, 2005, 2004 and 2003 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

      In accordance with Emerging Issues Task Force (EITF) 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

e) Cash and Cash Equivalents

      Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

f) Premises, Equipment and Depreciation

      Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.

      The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

g) Software Development Costs

      Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

      Research and development expenses charged to income amounted to US$644 thousand, US$633 thousand and US$1,365 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

h) Goodwill and Other Intangible Assets

      Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 “Goodwill and Other Intangible Assets” on April 1, 2002 and accordingly goodwill is tested for impairment annually and reviewed for triggering events when circumstances indicate that the carrying amount may not be recoverable, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

i) Impairment of Long-lived Assets

      Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

j) Investments

      Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

k) Cost of Revenues and Selling, General and Administrative Expenses

      Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

      Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

l) Advertising Costs

      Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1,088 thousand, US$957 thousand and US$1,914 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

m) Employee Benefits

i) Provident Fund

      In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

ii) Gratuity Plan

      Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

      Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services and Nipuna is unfunded.

iii) Superannuation Plan

      In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv) Other Benefit Plans

      Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

n) Income Taxes

      In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

o) Earnings Per Share

      In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.

p) Stock-Based Compensation

      Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

Pro forma Disclosure

      Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the years ended March 31, 2005, 2004 and 2003 respectively.

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands except
	per share data)
Net Income
— As reported	$153,760	$111,860	$82,298
Add: Charge under APB25	1,968	1,625	3,380
Less: Charge under FAS123	(22,646)	(25,231)	(23,249)
— Pro forma	$133,082	$88,254	$62,429

Earnings Per Share:
Basic
— As reported	$0.49	$0.36	$0.26
— Pro forma	$0.42	$0.28	$0.20
Diluted
— As reported	$0.48	$0.35	$0.26
— Pro forma	$0.41	$0.28	$0.20

      Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

      The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

      The following weighted average assumptions were used:

	Year ended March 31,

	2005	2004	2003

Dividend yield	0.75%	0.61%	0.86%
Expected volatility	61%	69%	69%
Risk-free interest rate	7%	7%	9%
Expected term (in years)	2.03	2.69	2.77

q) Derivative financial instruments

      Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.

r) Recently issued accounting pronouncements

     Share-Based Payments

      On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addressed the accounting for share-based payment transactions in which an

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

      The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact.

s) Reclassifications

      Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

3.	Preferred Stock of Subsidiary

      Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.22) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.22) per share, in exchange for an aggregate consideration of US$20 million.

      As per the agreement, these preference shares are mandatorily convertible into equity shares of Nipuna no later than June 2007, if Nipuna achieves certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits are not achieved by Nipuna along with other triggering events, the investors have an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004 the investors waived the right of early redemption.

      If not converted, early converted or redeemed, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs.10 (US$0.22) from the date of issuance of such Preference Shares. The dividends are cumulative, and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended March 31, 2005 is payable.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

4.	Investments

      Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	As of March 31,

	2005	2004

	(US$ in thousands)
Available-for-sale securities
Cost and fair value	—	$2,793
Other investments, at cost	$3,615	$3,633
Less: Provision for impairment	(3,615)	(3,633)

Investments — Non current	—	$2,793

      Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.

5.	Investment in bank deposits

      Investment in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to US$411,623 thousand as of March 31, 2005 with maturities from more than one year to two years and US$332,133 thousand as of March 31, 2004 with maturities from more than three months to one year. Interest on investment in bank deposits is recognized on accrual basis.

6.	Investments in associated companies

      The carrying values of investments in various associated companies of Satyam are as follows:

	As of March 31,

	2005	2004

	(US$ in thousands)
Sify	$20,415	$22,258
Satyam Venture	2,074	1,182
CA Satyam	755	834

Total	$23,244	$24,274

Sify

      During the year ended March 31, 2003, due to the sale of new shares by Sify to SAIF and VentureTech, Satyam Computer Services’ ownership interest in Sify reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Sify under the equity method

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

of accounting, primarily due to lack of controlling interest in Sify. In addition, Satyam Computer Services has no future obligation to fund additional operating or financing requirements of Sify. Further during the year ended March 31, 2004, due to the sale of new shares by Sify to VentureTech and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% to 32.04%.

      The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sale proceeds amounting to US$2,606 thousand has been accounted for as a gain during the year ended March 31, 2004 in the statement of income.

      During the year ended March 31, 2005, Sify issued shares to its employees under Sify’s ESOP plan. As a result, Satyam Computer Services’ ownership interest in Sify reduced from 32.04% to 31.61%. The shares were issued to its employees at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$258 thousand, net of taxes during the year ended March 31, 2005 has been recorded as an increase in additional paid in capital.

      The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

	As of March 31,

Balance sheet	2005	2004

	(US$ in thousands)
Current assets	$51,943	$49,304
Non-current assets	40,235	38,232
Current liabilities	33,314	23,630
Net current asset	18,629	25,675
Shareholders’ equity	57,281	62,573

	Year ended March 31,		For the period
			December 10, 2002
Statement of Operations	2005	2004	to March 31, 2003

	(US$ in thousands)
Revenues	$82,839	$61,067	$15,286
Gross profit	36,439	28,873	7,178
Operating loss	10,355	12,903	5,116
Net loss	7,051	7,984	4,452

      Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$1,737 thousand and US$2,230 thousand for the years ended March 31, 2005 and 2004 respectively and US$1,307 thousand for period from December 10, 2002 to March 31, 2003.

Satyam Venture

      On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam ComputerServices’ equity in the profit/(loss) of Satyam Venture, net of taxes amounted to US$706 thousand, US$(3) thousand and US$179 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

CA Satyam

      On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$63 thousand, US$398 thousand and US$126 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

7.	Premises, Equipment and Depreciation

      Premises and equipment at cost less accumulated depreciation consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Freehold land	$6,132	$4,179
Leasehold land	1,865	1,874
Premises	14,262	12,680
Computers including servers	99,800	82,279
System software	15,835	13,594
Office equipment	51,024	47,254
Furniture and fixtures	31,903	29,830
Vehicles	5,573	4,501
Assets under construction	16,010	7,393

Total	242,404	203,584
Less: Accumulated depreciation	(158,352)	(135,118)

Premises and equipment, net	$84,052	$68,466

      Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2-5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

      Depreciation expense amounted to US$25,049 thousand, US$24,397 thousand and US$33,576 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

8.	Goodwill

      Goodwill consists of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$23,582	$23,702
Satyam Technologies Inc. (formerly Satyam Manufacturing Technologies Inc.)	3,667	3,685

Total	27,249	27,387
Less: Accumulated amortization	(11,791)	(11,851)

Goodwill, net	$15,458	$15,536

      Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Currently there is no impairment of goodwill; however, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

9.	Income Taxes

      The income tax expense consists of:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Foreign taxes
Current	$18,108	$20,205	$10,491
Deferred	(659)	279	433
Domestic taxes
Current	9,106	3,355	3,046
Deferred	(1,251)	(1,295)	(4,201)

Aggregate taxes	$25,304	$22,544	$9,769

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Net income before taxes	$180,158	$137,035	$84,324
Enacted tax rates in India	36.59%	35.88%	36.75%

Computed tax expense	$65,924	$49,162	$30,989
Tax effect due to non-taxable export income	(52,744)	(38,218)	(31,089)
Difference arising from different tax rates in other tax jurisdictions	5,524	6,985	3,363
Difference arising from different tax rates on gain on sale of investments	—	(562)	(2,478)
Stock- based compensation (non-deductible)	719	583	1,662
Changes in valuation allowance, including losses of subsidiaries	3,515	824	11,578
Effect of tax rate change	7	22	(9)
Others	2,359	3,748	(4,259)

Income taxes	25,304	22,544	9,757

Tax for earlier years	—	—	12

Income taxes recognized in the statement of income	$25,304	$22,544	$9,769

      The current provision for income taxes, net of payments, were US$10,671 thousand and US$8,630 thousand as of March 31, 2005 and 2004 respectively. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

      Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,

	2005	2004

	(US$ in thousands)
Deferred tax assets:
Operating loss carry forwards	$21,059	$17,582
Provision for accounts receivable, advances and investments	5,250	4,016
Premises and equipment	422	443
Others	3,840	2,065

Gross deferred tax assets	30,571	24,106
Less: Valuation allowance	(21,059)	(17,582)

Total deferred tax assets	9,512	6,524

Deferred tax liabilities:
Premises and equipment	(3,457)	(3,023)
Provision for accounts receivable and advances	(2,558)	(1,975)
Investments in associated companies and gain on dilution of interest in a subsidiary	(5,482)	(5,734)

Total deferred tax liabilities	(11,497)	(10,732)

Net deferred tax liabilities	$(1,985)	$(4,208)

      Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$36,398 thousand and US$37,173 thousand as of March 31, 2005 and 2004 respectively.

      Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$21,059 thousand and US$17,582 thousand as of March 31, 2005 and 2004 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	As of March 31,

	2005	2004

	(US$ in thousands)
Current assets — deferred income taxes	$9,090	$6,081
Non-current assets — other assets*	422	443
Current liabilities — accrued expenses and other liabilities*	(2,558)	(1,975)
Long-term liabilities — Deferred income taxes	(8,939)	(8,757)

Net deferred tax liabilities	$(1,985)	$(4,208)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

10.	Borrowings

Short-term debt

      Short-term debt amounted to US$1,685 thousand and US$ Nil as of March 31, 2005 and 2004 respectively. Short-term debt represents export packing credit facility of Nipuna amounting to US$1,685 thousand at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 3.61% for the year ended March 31, 2005.

Long-term debts

      Long-term debts outstanding comprise of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Secured debts, representing obligation principally to banks and financial institutions — 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$1,919	$2,428
Hire Purchase Loans	2,369	1,754

Total Debt	4,288	4,182

Less: Current portion of long-term debts	(3,151)	(2,356)

Long-term debts, net of current portion	$1,137	$1,826

      Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In 2003, SC-Trust has repaid its rupee loans maturing in January 2004 and March 2004, amounting to US$1,239 thousand and US$1,410 thousand, respectively, with an interest rate of 13% p.a. and has replaced them with new rupee loans in same principal amounts with a fixed interest rate of 10.75% p.a. maturing in July 2005.

      Aggregate maturities of long-term debts subsequent to March 31, 2005, are US$3,151 thousand in fiscal 2006, US$887 thousand in fiscal 2007 and US$250 thousands in fiscal 2008.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

Unused lines of credit

      Unused lines of credit comprise of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Short-term debt	$3,359	$8,065
Long-term debt	20,000	—
Non-fund facilities	14,130	4,877

Total Unused lines of credits	$37,489	$12,942

      On January 6, 2005, Nipuna obtained a credit facility from a bank for long term borrowings to the extent of US$20 million with an interest rate of 0.95% above 6 month LIBOR. As per the terms of the facility, Nipuna may draw the funds prior to September 30, 2005. The borrowing is repayable in 3 years from each draw down of the borrowing. Nipuna intends to draw the funds as per the approval.

11.	Employee Benefits

The Gratuity Plan

      The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Accumulated benefit obligation	$2,645	$1,948	$1,257
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	$4,025	$2,481	$1,536
Service cost	1,477	889	623
Interest cost	274	203	156
Actuarial loss/(gain)	(263)	300	144
Benefits paid	(326)	(155)	(25)
Effect of exchange rate changes	(14)	307	47

Projected benefit obligation at end of the year	5,173	4,025	2,481

Change in plan assets
Employer contribution	326	162	24
Benefits paid from plan assets	(326)	(162)	(24)

Fair value of plan assets at end of the year	—	—	—

Funded status of the plans	(5,173)	(4,025)	(2,481)
Unrecognized transition obligation	—	3	11
Unrecognized net actuarial loss	418	1,221	339
Amount recognized during the year	(23)	(4)	(3)

Accrued benefit cost	$(4,777)	$(2,805)	$(2,134)

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
The components of net gratuity costs are reflected below:
Service cost	$1,477	$889	$623
Interest cost	274	203	156
Expected returns on plan assets	—	—	—
Amortization	3	12	11
Amount recognized during the year	20	8	3

Net gratuity costs	$1,773	$1,112	$793

      The assumptions used in accounting for the gratuity plan for the years ended March 31, 2005, 2004 and 2003 are set out below:

      Weighted-average assumptions used to determine benefit obligations:

	Year ended March 31,

	2005	2004	2003

Discount rate	8.0%	7.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

      Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,

	2005	2004	2003

Discount rate	7.0%	7.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Cash Flows

      Satyam expects to contribute US$324 thousand to its Gratuity plan during the year ending March 31, 2006. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected contribution

(US$ in thousands)
For the financial year ended March 31,
2007	$432
2008	578
2009	872
2010	1,410
2011-2015	8,711

Provident Fund

      Satyam’s contribution towards the Provident Fund amounted to US$6,839 thousand, US$3,360 thousand and US$2,633 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Superannuation Plan

      Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$860 thousand, US$421 thousand and US$26 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

401(k) Plan

      Satyam’s matching contribution under 401(k) Plan amounted to US$ Nil, US$403 thousand and US$569 thousand for the years ended March 31, 2005, 2004 and 2003 respectively. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

12.	Earnings Per Share

      Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 240,500 and 58,200 as of March 31, 2005 and 2004 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

      In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,183,840 and 1,629,480 as of March 31, 2005 and 2004 respectively.

      The components of basic and diluted earnings per share were as follows:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands except share data)
Net income	$153,760	$111,860	$82,298
Equity Shares:
Average outstanding shares (in thousands)	316,184	313,155	311,797
Dilutive effect of Associate Stock Options (in thousands)	7,385	3,902	6,861

Share and share equivalents (in thousands)	323,569	317,057	318,658

Earnings per share
Basic	$0.49	$0.36	$0.26
Diluted	$0.48	$0.35	$0.26

13.	Stock-based Compensation Plans

ASOP plan

      In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 13,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC-Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2005, warrants (net of lapsed and cancelled) to purchase 11,805,860 equity shares have been granted to associates pursuant to ASOP since inception.

ASOP B plan

      In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of March 31, 2005, options (net of lapsed and cancelled) to purchase 30,889,452 equity shares have been granted to associates under this plan since inception.

ASOP ADS plan

      In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the “ASOP (ADS)”) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of March 31, 2005, warrants (net of lapsed and cancelled) for 1,590,978 ADSs representing 3,181,956 equity shares have been granted to associates under the ASOP ADS since inception.

Warrant grants

      During the year ended March 31, 2005, the SC-Trust issued immediately vesting warrants for 50,840 and warrants for 384,500 (net of nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 11,957,233 (net of 2,248,524 warrants cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 2,64,560 ADS representing 529,120 (net of warrants for 102,164 ADS representing 204,328 shares cancelled) shares to associates under the ASOP (ADS) plan.

      During the year ended March 31, 2004, the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 89,500 (net of 11,700 warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 4,465,271 (net of 645,528 shares cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,143 ADS representing 126,286 (net of warrants for 64,200 ADS representing 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.

      During the year ended March 31, 2003, the SC-Trust issued immediately vesting warrants for 526,900 shares and warrants for 128,750 (net of 38,750 shares cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,269,621 (net of 1,133,723 shares cancelled) shares to the associates. During the year warrants for 93,850 ADS representing 187,700 (net of warrants for 116,150 ADS representing 232,300 shares cancelled) shares to associates under the ASOP (ADS) plan.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
	Number of	Average		Average		Average
	equity	Exercise	Number of	Exercise	Number of	Exercise
ASOP Plan	shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	58,200	$1.99	1,167,380	$1.31	1,924,890	$1.28
Granted	435,340	$2.24	193,700	$1.68	694,400	$1.52
Exercised	(253,040)	$2.09	(523,140)	$1.81	(1,273,000)	$1.42
Cancelled	—	—	(11,700)	$1.90	(38,750)	$1.72
Lapsed	—	—	(768,040)	$1.18	(140,160)	$1.28

Balance at the end of the year	240,500	$2.35	58,200	$1.99	1,167,380	$1.31

Exercisable at the end of the year	—	—	4,600	$1.81	3,300	$1.55
Weighted average fair value of options granted during the year		$7.65		$8.72		$4.68

	Year ended March 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	17,510,481	$6.05	14,464,148	$5.33	10,197,327	$5.60
Granted	14,205,757	$8.06	5,110,799	$6.33	5,403,344	$4.78
Exercised	(2,637,399)	$5.02	(1,418,938)	$5.09	(2,800)	$3.75
Cancelled	(2,248,524)	$6.67	(645,528)	$5.53	(1,133,723)	$6.50

Balance at the end of the year	26,830,315	$7.14	17,510,481	$6.05	14,464,148	$5.33

Exercisable at the end of the year	5,695,198	$6.76	4,517,111	$6.31	1,236,531	$5.00
Weighted average fair value of options granted during the year		$8.06		$6.33		$4.78

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

	Year ended March 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
	Number of	Average		Average		Average
	equity	Exercise	Number of	Exercise	Number of	Exercise
ASOP (ADS)	shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	2,362,864	$5.92	2,526,550	$5.08	2,338,850	$4.97
Granted	733,448	$11.42	254,686	$8.65	420,000	$5.23
Exercised	(376,182)	$5.41	(289,972)	$5.42	—	—
Cancelled	(204,328)	$7.82	(128,400)	$5.41	(232,300)	$5.01

Balance at the end of the year	2,515,802	$7.42	2,362,864	$5.92	2,526,550	$5.08

Exercisable at the end of the year	713,700	$5.43	343,506	$4.91	206,084	$4.95
Weighted average fair value of options granted during the year		$11.42		$8.65		$5.23

      Information about number of equity shares representing stock options outstanding as on March 31, 2005:

		Outstanding			Exercisable

			Weighted Average	Number of equity		Number of equity
		Weighted Average	remaining	shares arising out	Weighted Average	shares arising out
Range of Exercise Price		Exercise Price	contractual Life	of options	Exercise Price	of options

(per equity share)		(per equity share)			(per equity share)
Rs 97.30-	$2.23-	Rs 201.34	0.56 Years	6,150,011	Rs 199.00	1,960,260
Rs 236.94	$5.43	$4.62			$4.56
Rs 236.95-	$5.43-	Rs 334.77	1.26 Years	22,568,223	Rs 318.68	4,312,247
Rs 564.33	$12.94	$7.67			$7.31
Rs 564.34-	$12.94-	Rs 521.00	1.39 Years	868,383	Rs 616.83	136,391
Rs 1281.20	$29.37	$11.94			$14.14

      The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2005 1 US$ = Rs 43.62

Stock based compensation plan of Nipuna

      In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.

      During the year ended March 31, 2005, Nipuna issued options for 813,578 Equity shares in June 2004 at weighted average exercise price of Rs.80 (US$1.78) being the fair market value per share. No options were exercised during the period.

Deferred Stock-based compensation

      Satyam Computer Services recognized deferred stock-based compensation of US$2,244 thousand, US$762 thousand and US$1,745 thousand for the years ended March 31, 2005, 2004 and 2003 respectively. Satyam Computer Services amortized and charged to income US$1,968 thousand, US$1,625 thousand and US$3,380 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

      Pursuant to APB 25, deferred stock-based compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the market price of underlying shares of Satyam

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

Computer Services. Deferred stock compensation is amortized on a graded vesting basis over the vesting period of the warrants.

14.     Segmental Reporting

      Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

      Satyam’s operating segment information for the years ended March 31, 2005, 2004 and 2003 are as follows:

Business Segments

			Software		Consolidated
	IT Services	BPO	Products	Elimination	totals

	(US$ in thousands)
For the year ended March 31, 2005
Revenue — External customers	$786,684	$6,913	—	—	$793,597
Revenue — Inter-segment	760	3,051	—	$(3,811)	—

Total Revenues	787,444	9,964	—	(3,811)	793,597

Operating income/(loss)	171,825	(9,329)	—	—	162,496
Equity in earnings/(losses) of associated companies, net of taxes	(1,094)	—	—	—	(1,094)
Net income/(loss)	163,653	(9,893)	—	—	153,760
Segment assets	885,141	16,138	34	(17,187)	884,126
Depreciation	23,362	1,687	—	—	25,049
Capital expenditures for long-lived assets	37,315	3,749	—	—	41,064

For the year ended March 31, 2004
Revenue — External customers	$565,028	$1,293	$51	—	$566,372
Revenue — Inter-segment	405	1,097	72	$(1,574)	—

Total Revenues	565,433	2,390	123	(1,574)	566,372

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

			Software		Consolidated
	IT Services	BPO	Products	Elimination	totals

	(US$ in thousands)
Operating income/(loss)	125,402	(4,055)	(198)	—	121,149
Equity in earnings/(losses) of associated companies, net of taxes	(2,631)	—	—	—	(2,631)
Net income/(loss)	116,195	(4,140)	(195)	—	111,860
Segment assets	719,262	9,897	34	(15,425)	713,768
Depreciation	24,006	388	3	—	24,397
Capital expenditures for long-lived assets	15,628	2,436	—	—	18,064

For the year ended March 31, 2003
Revenue — External customers	$458,336	—	$871	—	$459,207
Revenue — Inter-segment	—	—	253	$(253)	—

Total Revenues	458,336	—	1,124	(253)	459,207

Operating income	83,407	—	232	—	83,639
Equity in earnings/(losses) of associated companies, net of taxes	(3,339)	—	—	—	(3,339)
Net income	82,066	—	232	—	82,298
Segment assets	590,432	—	1,036	(29,774)	561,694
Depreciation and amortization of other intangible assets	37,102	—	75	—	37,177
Capital expenditures for long-lived assets	11,015	—	1	—	11,016

      The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Geographic Information

      The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	Year ended March 31,

	2005		2004		2003

	Revenues		Revenues		Revenues
	from external	Long-lived	from external	Long-lived	from external	Long-lived
	customers	assets	customers	assets	customers	assets

	(US$ in thousands)
North America	$542,387	$4,033	$414,944	$3,973	$335,930	$3,939
Europe	131,708	616	77,790	531	53,265	579
India	27,172	92,103	16,050	77,446	27,911	77,785
Japan	13,860	521	11,108	227	10,473	348
Rest of the World	78,470	2,237	46,480	1,825	31,628	693

Total	$793,597	$99,510	$566,372	$84,002	$459,207	$83,344

      The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

15.     Related Party Transactions

      Related party transactions comprise of

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	$67	$72	$68
Satyam Venture	315	1,225	875
Satyam GE	—	—	9

Total	$382	$1,297	$952

Services/ Interest received by Satyam from
Sify, its subsidiaries and associated companies	$1,441	$1,439	$245
Satyam Venture	7,110	5,338	357

Total	$8,551	$6,777	$602

      The balances receivable from and payable to related parties are as follows:

	As of March 31,

Amount due from/(to) associated companies	2005	2004

	(US$ in thousands)

Sify, its subsidiaries and associated companies	$(460)	$(257)
Satyam Venture	(3,103)	(1,345)

Total	$(3,563)	$(1,602)

16.     Shareholders’ Equity-Dividends

      Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.

      Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$559,817 thousand, US$422,723 thousand and US$291,874 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

      Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

17.	Contingencies and Commitments

a) Funding and Warrant commitments — Nipuna

      Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Further Satyam Computer

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

Services is required to subscribe to convertible debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

      Satyam Computer Services, Nipuna and the investors have also entered into a warrant agreement whereby Nipuna agrees to issue to the Investors, one warrant in consideration of and based upon every US$100 thousand referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an investor or its affiliates. These warrants are convertible into ordinary equity shares of Nipuna subject to a maximum of 7.5% of the then outstanding equity share capital of Nipuna on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement. As of March 31, 2005, there were no referral revenues and hence no warrants have been issued.

b) Bank guarantees

      Bank guarantees outstanding amounted to US$8,186 thousand and US$5,344 thousand as of March 31, 2005 and 2004 respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

c) Capital commitments

      Contractual commitments for capital expenditure pending execution were US$8,801 thousand and US$4,414 thousand as of March 31, 2005 and 2004 respectively.

      Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.

d) Operating leases

      Satyam has certain operating leases for office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$12,534 thousand, US$9,110 thousand and US$8,735 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

      Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of March 31, 2005 are US$4,351 thousand in fiscal 2006, US$3,660 thousand in fiscal 2007, US$1,992 thousand in fiscal 2008 and US$1,349 thousand in fiscal 2009 and thereafter.

18.	Concentration of Credit Risk

      Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31,

	2005	2004	2003

Revenues generated from top two customers
Customer I	10.81%	14.28%	16.14%
Customer II	7.35%	9.92%	8.71%
Total revenues from top five customers	29.21%	36.45%	38.41%

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

19.	Financial Instruments

Forward and options contracts

      Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.

      The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at March 31,

	2005	2004	2003

	(US$ in thousands)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$160,000	$44,500	$4,000
Options contracts	141,500	—	—

Total	$301,500	$44,500	$4,000

Gains/(loss) on outstanding contracts:
Forward contracts	$1,034	$435	$43
Options contracts	72	—	—

Total	$1,106	$435	$43

      The outstanding foreign exchange forward and options contracts as of March 31, 2005 mature between one to nine months.

      Gains/ (losses) on foreign exchange forward and options contracts included under the head other income/ (expense) in the statement of income are as stated below:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Forward contracts	$(485)	$2,361	$56
Options contracts	146	—	—

Total	$(339)	$2,361	$56

Fair value

      The carrying amounts reported in the balance sheets for cash and cash equivalents, investments in bank deposits trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$4,292 thousand and US$4,189 thousand as of March 31, 2005 and 2004 respectively as compared to the carrying amounts of US$4,288 thousand and US$4,182 thousand as of March 31, 2005 and 2004 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

20.	Schedules of Balance sheet

a) Cash and Cash Equivalents

      The cash and cash equivalents consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Cash and bank balances	$128,123	$80,676
Cash equivalents	1,692	6,054

Cash and cash equivalents	$129,815	$86,730

b) Accounts receivable and allowance for doubtful debts

      Accounts receivable consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Customers (trade)	$178,384	$147,142
Related parties	72	615
Less: Allowance for doubtful debts	(17,533)	(13,930)

Accounts receivable	$160,923	$133,827

      The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c) Prepaid Expenses and Other Receivables

      Prepaid expenses and other receivables consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Interest accrued on bank deposits	—	$21,074
Prepaid expenses	$4,423	3,887
Directors liability insurance	332	418
Advance for expenses	5,649	4,614
Loans and advance to employees	4,701	2,892
Other advances and receivables	2,741	1,616
Less: Allowance for doubtful advances	(1,743)	(1,596)

Prepaid expenses and other receivables	$16,103	$32,905

      Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.

      Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$29 thousand and US$ Nil as of March 31, 2005 and 2004 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

d) Other Assets

      Other assets consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Interest accrued on bank deposits	$5,607	—
Deposits	9,614	$6,901
Loans and advances to employees due after one year	876	902
Deferred taxes on income	422	443
Others	1,833	1,599
Less: Allowance for doubtful advances	(1,563)	(1,571)

Other Assets	$16,789	$8,274

      Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$398 thousand and US$294 thousand as of March 31, 2005 and 2004 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

e)	Accrued Expenses and Other Current Liabilities

      Accrued expenses and other current liabilities consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Accrued expenses	$28,311	$21,791
Unclaimed dividend	1,051	827
Provision for taxation, net of payments	10,671	8,630
Provision for gratuity and unutilized leave	9,454	4,935
Deferred taxes on income	2,558	1,975
Others	12,709	8,516

Accrued expenses and other current liabilities	$64,754	$46,674

21.	Subsequent event

      On April 21 2005, Satyam announced its intention to acquire Citisoft plc, or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. Satyam intends to acquire 75% of the shares of Citisoft, and the balance 25% in two equal tranches over the next three years.

      The total consideration for this acquisition would be approximately $38.7 million including a performance-based payment of up to $15.5 million over three years, conditional upon specified revenue and profit targets being met. The transaction is expected to be consummated by end of April 2005 and is subject to various regulatory approvals.

Satyam Computer Services Limited

Financial Statement Schedule

Financial Statement Schedule — Valuation and qualifying accounts

1.	Change in valuation allowance on deferred tax assets:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$17,582	$15,265	$49,515
Change during the period	3,515	824	11,578
Change due to foreign exchange	(38)	1,493	546
Due to change in ownership interest in Sify	—	—	(46,374)

At the end of the year	$21,059	$17,582	$15,265

2.	Allowance for doubtful accounts on trade accounts receivable:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$13,930	$9,180	$9,495
Additions	7,521	6,338	4,212
Write offs, net of recoveries	(3,818)	(2,694)	(1,439)
Change due to foreign exchange	(100)	1,106	248
Due to change in ownership interest in Sify	—	—	(3,336)

At the end of the year	$17,533	$13,930	$9,180

3.	Allowance for doubtful advances:

a)	Prepaid Expenses and Other Receivables

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$1,596	$1,201	—
Additions	151	265	$1,179
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(4)	130	22

At the end of the year	$1,743	$1,596	$1,201

b)	Other Assets

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$1,571	$1,434	$1,396
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(8)	136	38

At the end of the year	$1,563	$1,571	$1,434

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

Satyam Computer Services Limited

13,043,480 American

Depositary Shares

Representing 26,086,960

Equity Shares

Merrill Lynch International

JPMorgan

Citigroup

Bear, Stearns & Co. Inc.

Lehman Brothers
Gilford Securities Incorporated
Janney Montgomery Scott LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

      Our Articles of Association provide that the directors and officers of the company shall be indemnified by us against loss in defending any proceeding brought against officers and directors in their capacity as such, if the indemnified officer or director receives judgment in his favor or is acquitted in such proceeding. In addition, our Articles of Association provide that we shall indemnify its officers and directors in connection with any application pursuant to Section 633 of the Indian Companies Act, 1956 in which relief is granted by the court.

      We have obtained directors and officers insurance providing indemnification for certain of our and our subsidiaries’ directors and officers for certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

      The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 9.	Exhibits and Financial Statement Schedules

      I. Exhibits.

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement.†
3.1	Memorandum and Articles of Association of the Registrant, as amended.†
3.3	Certificate of Incorporation of the Registrant, as currently in effect.(1)
4.1	Deposit Agreement among the Registrant, Citibank, N.A., and holders from time to time of American Depositary Receipts issued thereunder.(2)
4.2	Registrant’s Specimen Certificate for Equity Shares.(1)
5.1	Opinion of Crawford Bayley & Co.†
8.1	Opinion of Crawford Bayley & Co. as to certain Indian tax matters (see Exhibit 5.1).
8.2	Opinion of Latham & Watkins LLP as to certain U.S. tax matters.†
23.1	Consent of Price Waterhouse, Independent Registered Public Accounting Firm.
23.2	Consent of Crawford Bayley & Co. (see Exhibit 5.1).
23.3	Consent of Latham & Watkins LLP (see Exhibit 8.2).
24.1	Powers of Attorney.†

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-13464) in the form declared effective on May 14, 2001.

(2)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-6 (File No. 333-13478) in the form declared effective on May 14, 2001.

†	Previously filed.

II. Financial Statements Schedule

      (Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

1.	Change in valuation allowance on deferred tax assets:

	Year ended March 31,

	2005	2004	2003

	(dollars in thousands)
At the beginning of the year	$17,582	$15,265	$49,515
Change during the period	3,515	824	11,578
Change due to foreign exchange	(38)	1,493	546
Due to change in ownership interest in Sify	—	—	(46,374)

At the end of the year	$21,059	$17,582	$15,265

2.	Allowance for doubtful accounts on trade accounts receivable:

	Year ended March 31,

	2005	2004	2003

	(dollars in thousands)
At the beginning of the year	$13,930	$9,180	$9,495
Additions	7,521	6,338	4,212
Write offs, net of recoveries	(3,818)	(2,694)	(1,439)
Change due to foreign exchange	(100)	1,106	248
Due to change in ownership interest in Sify	—	—	(3,336)

At the end of the year	$17,533	$13,930	$9,180

3.	Allowance for doubtful advances:

     a. Prepaid Expenses and Other Receivables

	Year ended March 31,

	2005	2004	2003

	(dollars in thousands)
At the beginning of the year	$1,596	$1,201	—
Additions	151	265	1,179
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(4)	130	22

At the end of the year	$1,743	$1,596	$1,201

     b. Other Assets

	Year ended March 31,

	2005	2004	2003

	(dollars in thousands)
At the beginning of the year	$1,571	$1,434	$1,396
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(8)	136	38

At the end of the year	$1,563	$1,571	$1,434

Item 10.     Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 8, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Secunderabad, India on May 6, 2005.

SATYAM COMPUTER SERVICES LIMITED

By:	/s/ V. SRINIVAS

V. Srinivas
Director and Senior Vice President — Finance and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* B. Ramalinga Raju	Chairman	May 6, 2005

* B. Rama Raju	Managing Director and Chief Executive Officer (Principal Executive Officer)	May 6, 2005

* V.P. Rama Rao	Director	May 6, 2005

* Dr. Mangalam Srinivasan	Director	May 6, 2005

* Krishna G. Palepu	Director	May 6, 2005

* Vinod K. Dham	Director	May 6, 2005

/s/ V. SRINIVAS V. Srinivas	Director and Senior Vice President — Finance & Chief Financial Officer (Principal Financial & Accounting Officer)	May 6, 2005

* B Shanmugam	Senior Vice President — Finance (U.S. Representative)	May 6, 2005

*By:	/s/ V. SRINIVAS

V. Srinivas
Pursuant to Powers of Attorney filed previously with the Securities and Exchange Commission

EXHIBITS INDEX

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement.†
3.1	Memorandum and Articles of Association of the Registrant, as amended.†
3.3	Certificate of Incorporation of the Registrant, as currently in effect.(1)
4.1	Deposit Agreement among the Registrant, Citibank, N.A., and holders from time to time of American Depositary Receipts issued thereunder.(2)
4.2	Registrant’s Specimen Certificate for Equity Shares.(1)
5.1	Opinion of Crawford Bayley & Co.†
8.1	Opinion of Crawford Bayley & Co. as to certain Indian tax matters (see Exhibit 5.1).
8.2	Opinion of Latham & Watkins LLP as to certain U.S. tax matters.†
23.1	Consent of Price Waterhouse, Independent Registered Public Accounting Firm.
23.2	Consent of Crawford Bayley & Co. (see Exhibit 5.1).
23.3	Consent of Latham & Watkins LLP (see Exhibit 8.2).
24.1	Powers of Attorney.†

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-13464) in the form declared effective on May 14, 2001.

(2)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-6 (File No. 333-13478) in the form declared effective on May 14, 2001.

†	Previously filed.